As filed with the Securities and Exchange Commission on November 2, 2004

Registration No. 333-119869

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ARLINGTON TANKERS LTD.

(Exact name of Registrant as specified in its charter)

Bermuda	4412	Inapplicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

First Floor, The Hayward Building 22 Bermudiana Road Hamilton, HM 11, Bermuda (441) 292-7405	Puglisi & Associates 850 Library Avenue, Suite 204 Newark, Delaware 19711 (302) 738-6680
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

______________
Copies of communications to:

Michael E. Gizang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000 Facsimile: (212) 735-2000	Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 Telephone: (212) 574-1200 Facsimile: (212) 480-8421

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay the effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	November 2, 2004

11,450,000 Shares

Arlington Tankers Ltd.

Common Shares

This is the initial public offering of our common shares. No public market currently exists for our common shares. We are offering all of the 11,450,000 common shares offered by this prospectus. We expect the public offering price to be between $16.50 and $18.50 per share.

We have applied to list our common shares on the New York Stock Exchange under the symbol "ATB."

Investing in our common shares involves a high degree of risk. Before buying any shares you should carefully read the discussion of material risks of investing in our common shares in "Risk Factors" beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses to us	$	$

The underwriters may also purchase up to an additional 1,717,500 of our common shares from several shareholders at the public offering price, less the underwriting discounts and commissions payable by them, to cover over-allotments, if any within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discount and commissions will be $             and the total proceeds, before expenses, to the selling shareholders will be $            .

The underwriters are offering the common shares as set forth under "Underwriting." Delivery of the common shares will be made on or about                          , 2004.

UBS Investment Bank	Jefferies & Company, Inc.

Bear, Stearns & Co. Inc.

Fortis Securities LLC	HSBC

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction or state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	9
Cautionary Statement Regarding Forward-Looking Statements	21
Industry and Market Data	22
Unaudited Pro Forma Financial Information	23
Use of Proceeds	30
Dividend Policy	31
Capitalization	33
Dilution	34
Selected Combined Financial and Other Data	35
Management's Discussion and Analysis of Financial Condition and Results of Operations	37
Industry	46
Business	52
Our Secured Credit Facility	75
Management	77
Principal and Selling Shareholders	79
Related Party Transactions	80
Registrar and Transfer Agent	82
Shares Eligible for Future Sale	83
Description of Share Capital	84
Tax Considerations	91
Underwriting	99
Expenses of Issuance and Distribution	103
Legal Matters	104
Experts	104
Where You Can Find More Information	104
Enforceability of Civil Liabilities Under U.S. Federal Securities Laws and Other Matters	105
Glossary of Shipping Terms	106
Index to Predecessor Combined Carve-out Financial Statements	F-1

We intend to apply for and expect to receive consent under the Exchange Control Act 1972 (and its related regulations) from the Bermuda Monetary Authority for the issue and transfer of the common shares to and between non-residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Dealer Prospectus Delivery Obligation

Until                         , 2004, 25 days after the date of this prospectus, all dealers that buy, sell or trade the common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. Before investing in our common shares you should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and related notes for a more complete understanding of our business and this offering. Unless we specify otherwise, all references and data in this prospectus to our business, our vessels and our fleet refers to our fleet of six vessels that we expect to acquire simultaneously with the closing of this initial public offering. Unless we specify otherwise, all references in this prospectus to "we," "our," "us" and the "Company" refer to Arlington Tankers Ltd. and our subsidiaries. All references in this prospectus to "$," "U.S.$" and "Dollars," refer to U.S. dollars. See the "Glossary of Shipping Terms" included in this prospectus for definitions of certain terms used in this prospectus that are commonly used in the tanker shipping industry.

OUR COMPANY

We are a newly formed company that was incorporated in September 2004 under the laws of Bermuda. We have agreed to acquire a fleet of six tankers consisting of two V-MAX tankers, which are specially designed VLCCs, or very large crude carriers ranging in size from 200,000 to 320,000 dwt, two Panamax tankers, which are tankers ranging in size from 50,000 to 80,000 dwt, and two Product tankers, which are tankers designed to carry a wide range of products including crude oil and clean and dirty products. We refer to these tankers collectively as our Fleet.

We are currently a jointly owned subsidiary of Stena AB (publ), a Swedish company, and Concordia Maritime AB (publ), a Swedish company which is an affiliate of Stena. Stena is one of the largest privately held companies in Sweden with over 6,700 employees. Concordia has been involved in the shipping business for over 20 years and its series B shares are publicly traded on the O list of the Stockholm stock exchange under the symbol "CCOR B."

We have agreed to time charter our tankers to subsidiaries of Stena and Concordia for five years with three one-year options which can be exercised by the charterers. A time charter is a contractual arrangement under which a shipowner is paid for the use of a vessel on a per day basis for a fixed period of time and the shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. Our time charters provide for a fixed base charter rate and the potential to earn additional revenue.

We intend to pay quarterly dividends to the holders of our common shares in amounts substantially equal to our available cash in January, April, July and October of each year commencing January 2005. We expect our available cash will be equal to the charterhire received by us under our time charters, less cash expenses and any reserves established by our board of directors. Based on the assumptions and other matters set forth below under "Dividend Policy," including that 15,500,000 common shares will be outstanding upon completion of this offering and subject to the matters set for under "Risk Factors—We cannot assure you that we will pay any dividends," the total amount of dividends we intend to pay with respect to the twelve month period following the completion of this offering is estimated to be $1.97 per share. For information regarding the amount of dividends we intend to pay and the assumptions and other matters on which these dividend amounts are based, please see "Dividend Policy" below.

OUR FLEET

We have agreed to purchase the two V-MAX tankers from subsidiaries of Concordia, the two Product tankers from subsidiaries of Stena and the two Panamax tankers from two companies owned 75% by Stena and 25% by Fram Shipping Ltd., a Bermuda company. The total purchase price for these vessels will be equal to the net proceeds from the sale of 11,450,000 common shares pursuant to this offering, borrowings of $135 million under our secured credit facility and the issuance concurrently with the closing of this offering of 4,050,000 common shares to subsidiaries of Concordia and Stena and the two companies owned by Stena and Fram. The actual purchase price for our Fleet will vary depending on the final offering price per share. Assuming an offering price of $17.50 per share, the mid-point of the initial public offering price range, the purchase price for our Fleet will be approximately $389.7 million. We expect to pay for and take delivery of our vessels simultaneously with the closing of this offering.

Our Fleet will be one of the youngest in the world with an average age of approximately 1.5 years compared to the world average of 12.3 years for all tankers according to Clarkson Research Studies Ltd. All of our tankers have double hulls and are of very high quality.

Our V-MAX tankers were designed by Stena and Concordia to provide more efficient transportation and increased safety over standard VLCCs. The body of the V-MAX tanker is wider than a conventional VLCC which enables the vessel to carry more cargo at a shallower draft which lowers transportation costs. Our V-MAX tankers also have two rudders and propellers which improve vessel maneuverability and port access.

Our Panamax tankers have fully epoxy coated tanks and a tank design that permit the vessels to change from transporting dirty to clean petroleum products faster than a standard vessel of this class.

Our Product tankers have one of the most efficient designs for vessels in this class with 10 completely independent multiple-grade cargo segregations providing increased flexibility over the six segregations standard in Product tankers and more powerful engines compared to other vessels in this class.

Our V-MAX tankers currently trade from West Africa to North America and carry crude oil. Our Panamax tankers currently trade in the North, South and Central Americas and primarily carry crude oil, but occasionally carry dirty products, such as fuel oil. Our Product tankers currently trade primarily in the Caribbean and the Transatlantic and primarily carry clean products such as gasoline, diesel and jet fuel.

STRATEGY

Our strategy is designed to generate stable cash flow through long term fixed rate charters with the potential to earn additional revenue while reducing our exposure to volatility in the market for seaborne oil and oil product transportation. We intend to pay dividends substantially equal to our available cash in accordance with our dividend policy. To pursue our strategy, we intend to:

→	acquire our six newly built, high quality tankers that will comprise our fleet;

→	time charter our tankers to experienced charterers;

→	charter our tankers under long term fixed rate charters that have the potential to earn additional revenue; and

→	arrange for fixed rate ship management contracts with an experienced ship manager.

COMPETITIVE STRENGTHS

We believe that our diversified Fleet, together with our contractual arrangements with the charterers and the ship manager, give us a number of competitive strengths, including:

→	one of the youngest fleets of tankers in the world;

→	fixed rate, five year time charters intended to provide stable cash flow, reducing our exposure to volatility in tanker spot rates and preserving the opportunity to earn additional revenue; and

→	fixed operating costs under our ship management agreements.

THE TIME CHARTERS

We have agreed to time charter the two V-MAX tankers to the two wholly-owned subsidiaries of Concordia that currently own and time charter those tankers to Sun International Limited, an indirect wholly-owned subsidiary of Sunoco, Inc., and to charter the two Panamax tankers and two Product tankers to Stena Bulk AB, a wholly-owned subsidiary of Stena. Our purchase of the V-MAX tankers from the wholly-owned subsidiaries of Concordia and our chartering of these vessels back to these Concordia subsidiaries will not affect the existing fixed rate charters with Sun International which expire in approximately three years.

The daily base time charter rate for each of our vessels, which we refer to as Basic Hire, will be payable to us monthly in advance and will increase annually by an amount equal to the annual increase in the fee payable under the applicable ship management agreement.

In addition to the Basic Hire, the charterers have agreed to pay us an additional payment, quarterly in arrears, which we refer to as Additional Hire. The Additional Hire, if any, payable in respect of a vessel, other than the V-MAX tankers as described below, will be equal to 50% of a weighted average hire after deduction of the Basic Hire in effect for that quarter. This weighted average hire will generally be calculated using:

→	for periods that the vessel is subchartered by the charterer under a time charter, the daily hire received by the charterer on the vessel, net of specified fees incurred by the charterer; and

→	for periods that the vessel is not subchartered by the charterer under a time charter, average spot rates, which are rates for the immediate chartering of a vessel usually for a single voyage, determined by a shipbrokers' panel for the routes traditionally served by each of our vessel types and other parameters set forth in the Charters.

In the case of the current time charters with Sun International, we will receive Additional Hire equal to the difference between the amount paid by Sun International under its time charters and the Basic Hire, less specified fees incurred by the charterer. We will immediately begin earning Additional Hire under the V-MAX tanker charters because those vessels are currently time chartered to Sun International by subsidiaries of Concordia for approximately three additional years for an amount per day in excess of the Basic Hire payable to us in respect of those vessels. However, we cannot assure you that we will receive any other Additional Hire.

THE SHIP MANAGEMENT AGREEMENTS

To give us added certainty with respect to the costs of operating our vessels, we are entering into fixed rate ship management agreements with Northern Marine Management Ltd., which we refer to as Northern Marine, a wholly owned subsidiary of Stena. Under the ship management agreements, Northern Marine is responsible for all technical management of the vessels, including crewing, maintenance, repair, drydocking, vessel taxes, insurance, other vessel operating expenses and specified capital expenditures. Under the ship management agreements, we have agreed to pay Northern Marine a flat fee per day per vessel for these services, which increases 5% every year.

Northern Marine provides technical and crewing management and payroll and support sources to the Stena Sphere shipping divisions and approximately 10 other clients, including ChevronTexaco Corporation, Technip Offshore UK and Gulf Marine Management. Northern Marine has offices in Glasgow, Aberdeen, Mumbai, Kiel, Houston, Manila, Rotterdam and Singapore and has over 4,400 seafarers employed on approximately 90 vessels.

DIVIDEND POLICY

We intend to pay dividends denominated in U.S. dollars to the holders of our common shares in January, April, July and October of each year in amounts substantially equal to the charterhire received by us under the Charters, less cash expenses and any reserves established by our board of directors. Based on the assumptions and the other matters set forth below, we expect to pay an initial quarterly dividend in January 2005 estimated to be $0.32 per share, which amount reflects the period between the commencement of our operations which is assumed to be November 1, 2004 and December 31, 2004. We estimate our second quarterly dividend in April 2005, which will reflect a full quarter of operations, to be $0.49 per share.

Under Bermuda law a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the sum of its liabilities and its issued share capital (par value) and share premium accounts (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). As a result, in future years, if the realizable value of our assets decreases, our ability to pay dividends in the amounts set forth below will require our shareholders to approve resolutions reducing our share premium account by transferring an amount to our contributed surplus account.

The table below sets forth amounts that would be available to us for the payment of dividends for each of the twelve month periods set forth below assuming that:

→	the Basic Hire is paid on all of our tankers, all of our tankers are on hire for 360 days per twelve month period and no Additional Hire is paid other than the Additional Hire based on the current time charters with Sun International;

→	we have no cash expenses or liabilities other than the ship management agreements, our current directors' fees, the current salaries and benefits of our President and our Chief Financial Officer, currently anticipated administrative and other expenses and interest under the credit facility, we have fixed the interest rate under our secured credit facility at 5.0% through a swap arrangement and, except in the case of our ship management agreements, none of our expenses increase during those periods;

→	we do not pay any taxes or have to fund any required capital expenditures with respect to our vessels;

→	no cash reserves are established by our board of directors;

→	we remain in compliance with our credit facility which requires, among other things, that the market value of our vessels exceeds 140% of our borrowings under the facility in order for us to pay dividends;

→	15,500,000 common shares are outstanding upon completion of this offering, no common shares or other securities are issued following the closing of this offering and we do not borrow any additional funds;

→	we purchase all six vessels simultaneously with the closing of this offering; and

→	the Charters commence on November 1, 2004 and the charterers do not exercise any options to extend the terms of the Charters.

The table below does not reflect noncash charges that we will incur, which are expected to consist primarily of depreciation on our vessels. The timing and amount of dividend payments will be determined by our board of directors and will depend on our cash earnings, financial condition, cash requirements and availability and the provisions of Bermuda law affecting the payment of dividends and other factors. Other than the fees under our ship management agreements, none of our fees or expenses are fixed. The table does not take into account any expenses we will incur in the event the subsidiaries of Concordia and Stena and the two companies owned by Stena and Fram exercise their rights to have us register their shares under a registration rights agreement we have entered into with them in respect of their shares. See "Principal and Selling Shareholders."

We cannot assure you that our future dividends will in fact be equal to the amounts set forth below or elsewhere in this prospectus. The amount of future dividends set forth in the table below represents only an estimate of future dividends based on our charter contracts, ship management agreements and an estimate of our other expenses and assumes that none of our expenses increase in the future. The amount of future dividends, if any, could be affected by various factors, including the loss of a vessel, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. As a result, the amount of dividends actually paid may vary from the amounts currently estimated and such variations may be material. There can be no assurance that any dividends will be paid. See "Risk Factors—We cannot assure you that we will pay any dividends" and "—Our Charters expire in 2009, unless extended at the option of the Charterers, and we may not be able to recharter our vessels profitably."

Based on the assumptions and other matters in the preceding paragraphs, the amount of cash available for dividends for each of the twelve month periods set forth below would be as follows.

	Twelve Month Period
	1	2	3	4	5
	(in millions of $, except per share amounts)
Basic Hire	49.4	50.1	50.8	51.5	52.3
V-MAX Additional Hire	2.7	2.4	1.7	—	—
Other Additional Hire[1]	—	—	—	—	—
Vessel operating expenses	(13.5)	(14.2)	(14.9)	(15.7)	(16.5)
Administrative expenses	(1.2)	(1.2)	(1.2)	(1.2)	(1.2)
Cash interest expense	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)
Available cash	30.6	30.3	29.6	27.8	27.8
Dividends per share (accrued)	1.97	1.95	1.90	1.79	1.79

(1)	Additional Hire for our Panamax tankers and Product tankers is assumed to be zero for purposes of this estimate.

Our Credit Facility

We have entered into a secured loan facility agreement with Fortis Bank (Nederland) N.V. and HSBC Bank plc. for a secured term loan facility in the aggregate amount of $135 million. The credit facility matures in five years and bears an annual interest rate of 1.00% over LIBOR (or 1.25% if the loans outstanding under the facility are more than 50% of the value of our vessels). We intend to use borrowings under this credit facility to pay a portion of the cash purchase price for our vessels. We are required to make quarterly payments of interest and to refinance the principal amount outstanding prior to or at maturity of the credit facility in five years. Borrowings under our credit facility are guaranteed by each of our subsidiaries and are secured by mortgages over all of our vessels, assignments of earnings and of insurances, pledges over the shares of our subsidiaries and assignments of our interests in the Charters and the ship management agreements. Our credit facility provides that we may not pay dividends if there is a default under the facility. Our credit facility also imposes other operating and financial restrictions on us, including a requirement that Northern Marine remain as technical manager for our vessels and a requirement that the market value of our vessels exceeds 140% of our borrowings under the facility in order for us to pay dividends.

The Offering

OVERVIEW

Issuer	Arlington Tankers Ltd., a newly incorporated Bermuda company.

Common shares outstanding prior to this offering	None. Our initial capitalization consists of 12,000 founder shares, par value $1.00 per share. Stena and Concordia each own 6,000 founder shares.

Common shares offered to the public in this offering	11,450,000 shares.

Other common shares to be issued	4,050,000 shares to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram.

Common shares to be outstanding after this offering	15,500,000 shares (including the 4,050,000 shares we intend to issue to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram).

Approximately 73.9% of the shares to be outstanding after this offering will be held by public shareholders and approximately 26.1% will be held by subsidiaries of Concordia and Stena and two companies owned 75% by Stena and 25% by Fram (Concordia, 17.2%, Stena, 7.7%, Fram, 1.2%).

Over-allotment option	The subsidiaries of Concordia and Stena and the two companies owned by Stena and Fram have granted the underwriters the pro rata right to purchase up to 1,717,500 common shares to cover over-allotments. We will not receive any proceeds from any exercise of the over-allotment option.

Use of proceeds	To pay a portion of the cash purchase price for our Fleet.

Purpose of transactions and offering	To allow the Company to purchase the six vessels from subsidiaries of Concordia and Stena and two companies owned by Stena and Fram and to allow the public to invest in the future operations of the Company.

Proposed New York Stock Exchange Symbol	ATB.

TRANSACTION SEQUENCE

Prior to the commencement of this offering, we and our subsidiaries were organized in Bermuda.

Following such organization, our subsidiaries entered into the memoranda of agreement to purchase our vessels, the time charters and the ship management and related agreements. Prior to the closing of this offering, we and our subsidiaries intend to enter into our secured credit agreement.

We expect to complete the purchase of our vessels and the borrowing under our credit agreement simultaneously with the closing of the offering.

We intend to use the net proceeds from the sale of 11,450,000 common shares in this offering and borrowings of $135 million under our credit agreement and to issue 4,050,000 common shares to subsidiaries of Concordia and Stena and to two companies owned by Stena and Fram to pay the purchase price for our vessels.

Our executive offices are located at First Floor, The Hayward Building, 22 Bermudiana Road, Hamilton HM 11, Bermuda. Our telephone number at that address is (441) 292-4456.

Summary Combined Financial and Other Data

The following summary combined financial and other data summarizes our historical combined financial and other information. The summary combined financial data set forth below for the years ended December 31, 2003, 2002 and 2001 have been derived from our audited predecessor combined carve-out financial statements included in this prospectus. The summary combined financial data set forth below for the six months ended June 30, 2004 and 2003 have been derived from our unaudited interim predecessor combined carve-out financial statements included in this prospectus. The summary combined financial and other data are not indicative of the results we would have achieved had we operated as an independent company or of our future results. This information should be read in conjunction with "Selected Combined Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical predecessor combined carve-out financial statements and the notes thereto included elsewhere in this prospectus.

	Year ended December 31,			Six months ended June 30,
	2003	2002	2001	2004		2003
	(in thousands of $)
Statement of operations data:
Total operating revenues, net	28,838	26,504	18,513	23,504		14,677
Operating income	14,433	12,446	7,197	11,792		7,273
Net income	5,913	5,769	1,832	7,799		4,320
Balance sheet data (at end of period):
Cash	1,194	590	6,371	1,280
Total assets	192,416	162,200	174,951	292,007
Combined predecessor equity	15,710	9,773	3,980	61,509
Cash flow data:
Net cash provided by operating activities	15,375	13,011	6,598	13,055		8,035
Net cash used in investing activities	(36,488)	(244)	(66,596)	(102,360)		(16,621)
Net cash provided by (used in) financing activities	21,717	(18,548)	66,369	89,391		9,068
Fleet data:
Number of tankers owned (end of period)	2	2	2	6	(1)	2
Average daily time charter equivalent(2):
V-MAX tankers	39,513	36,082	39,039	40,541		40,544
Panamax tankers(3)	—	—	—	19,760		—
Product tankers(4)	—	—	—	18,000		—

(1)	Includes two Panamax tankers which are 75%-owned. The remaining 25% is owned by Fram.
(2)	Time charter equivalent, or TCE, is a standard industry measure of the average daily revenue performance of a vessel. This is calculated by dividing total operating revenues, net less voyage expenses by the number of days from discharge to discharge. Total operating revenues, net are operating revenues minus commission. Voyage expenses are fuel costs and port fees. Days spent off hire are excluded from this calculation.
(3)	Reflects the results of the Stena Companion and Stena Compatriot which commenced operations on January 18, 2004 and April 15, 2004, respectively.
(4)	Reflects the results of the Stena Concord and the Stena Consul which commenced operations on February 26, 2004 and March 26, 2004, respectively. The TCE for the Product tankers is based on daily charter rates under time charters from two Stena subsidiaries to another Stena subsidiary which in turn subcharters the vessels to third parties.

Risk Factors

You should carefully consider the following information about risks, together with the other information contained in this prospectus before making an investment in our common shares. Some of the following risks relate principally to us and our business and the industry in which we operate. Other risks relate principally to the securities market and ownership of our shares. If any of the circumstances or events described below actually arises or occurs, our business, results of operations and financial condition could be materially adversely affected. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

COMPANY SPECIFIC RISK FACTORS

We are highly dependent on the Charterers and their guarantors, Stena and Concordia

All of our vessels are chartered to subsidiaries of Concordia and a subsidiary of Stena, which we refer to collectively as the Charterers. The Charterers' payments to us under the Charters are our sole source of revenue. We are highly dependent on the performance by the Charterers of their obligations under the Charters and by their guarantors, Stena and Concordia, of their obligations under their respective guarantees. Any failure by the Charterers or the guarantors to perform their obligations would materially and adversely affect our business and financial position. Our shareholders do not have any recourse against the Charterers or the guarantors.

If we cannot refinance our loans, or in the event of a default under our secured credit facility, we may have to sell our vessels, which may leave no additional funds for distributions to shareholders

Under the terms of our credit facility, we are only required to make interest payments during its five year term and are required to repay the principal amount outstanding at maturity in November 2009. Borrowings under our secured credit facility are guaranteed by each of our subsidiaries and are secured by mortgages over all of our vessels, assignments of earnings and insurances, pledges over the shares of our subsidiaries and assignments of our interests in the Charters and the ship management agreements. Whether or not the Charterers renew our charters, our credit facility will mature in November 2009 and we will be obligated to repay or refinance the principal amount of the loan at that time. There is no assurance that we will be able to repay or refinance this amount. In addition, even if the Charterers renew the Charters for one or more of our vessels, but we are unable to refinance our credit facility on acceptable terms, we may be forced to attempt to sell our vessels. In the event interest rates are higher than current rates at the time we seek to refinance our credit facility, such higher rates could prevent our ability to complete a refinancing or could adversely impact our future results, including the amount of cash available for future dividends. In such event, we may conclude that such a refinancing is not on acceptable terms. In addition, in the event of a default under our credit facility all of our vessels could be sold to satisfy amounts due to the lenders under our credit facility. Depending on the market value for our vessels at the time, it is possible that after payment of the amounts outstanding under our credit facility there would not be any funds to distribute to our shareholders. In addition, under our bye-laws, any sale of a vessel would require the approval of at least a majority of our shareholders voting at a meeting.

Because we intend to distribute dividends to our shareholders in an amount substantially equal to our charterhire, less cash expenses and any reserves established by our board of directors, we do not believe we will be able to repay our credit facility at the end of five years without selling some or all of our vessels. As a result, we believe we will be required to refinance the borrowing under our credit facility at or prior to its maturity.

Our Charters expire in 2009, unless extended at the option of the Charterers, and we may not be able to recharter our vessels profitably

Each of our Charters expires approximately five years after the date of delivery of each vessel to us, November 2009, unless extended at the option of the applicable Charterer for up to three additional

Risk Factors

one-year periods. Each of the Charterers has the sole discretion to exercise that option. We cannot predict whether the Charterers will exercise any of their extension options under one or more of the Charters. The Charterers will not owe any fiduciary or other duty to us or our shareholders in deciding whether to exercise the extension option, and the Charterers' decision may be contrary to our interests or those of our shareholders.

We cannot predict at this time any of the factors that the Charterers will consider in deciding whether to exercise any of their extension options under the Charters. It is likely, however, that the Charterers would consider a variety of factors, which may include the age and specifications of the particular vessel, whether a vessel is surplus or suitable to the Charterers' requirements and whether competitive charterhire rates are available to the Charterers in the open market at that time.

If the Charterers decide not to extend our current Charters, we may not be able to re-charter our vessels with terms similar to the terms of our Charters. We may also employ the vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

Under our ship management agreements, Northern Marine is responsible for all of the technical and operational management of our vessels for a fixed management fee, increasing 5% annually. Northern Marine has also agreed to indemnify us against specified off hire and reduced hire for our vessels. However, this indemnity only extends to the amount payable to us as Basic Hire and would not extend to any amounts that would otherwise be payable to us as Additional Hire if the vessels were not off hire. Our ship management agreements with Northern Marine may be terminated by either party if the relevant Charter is terminated or expires. If our ship management agreements with Northern Marine were to terminate, we may not be able to obtain similar fixed rate terms or indemnification for off hire and reduced hire periods from another ship manager.

If we receive lower charter rates under replacement charters, are unable to recharter all of our vessels or we incur greater expenses under replacement management agreements, the amounts available, if any, to pay distributions to our shareholders may be significantly reduced or eliminated.

Under our Charters, there is no obligation to pay Additional Hire during any period when the obligation to pay Basic Hire is suspended under the Charter if due to technical reasons the vessel is off hire, unless the vessel is off hire as a result of a class condition or recommendation determined by the vessel's classification society during the inspection of the vessel undertaken by us in connection with the purchase of the vessel and such condition or recommendation cannot be remedied or complied with during a regularly scheduled drydocking without increasing the duration of such drydocking.

Because we are a newly formed company with no separate operating history, our historical financial and operating data may not be representative of our future results

We are a newly incorporated company with no separate operating history. The vessels we will purchase from Concordia were delivered to Concordia in 2001 and the vessels we will purchase from Stena were delivered to Stena in the first four months of 2004. The historical predecessor combined carve-out financial statements included in this prospectus have been prepared on a carve-out basis and reflect the historical business activities of Stena and Concordia relating to our vessels. These predecessor financial statements do not reflect the results we would have obtained under our current fixed rate long term charters, ship management agreements and our financing arrangements and in any event are not a meaningful representation of our future results of operations. Our unaudited pro forma financial information has been prepared as if we had entered into our current charter contracts, ship management agreements and financing arrangements. Such information is provided for illustrative purposes only and does not represent what our results of operations, financial position or cash flows would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations, financial position or cash flows for any future periods. There will likely be variations between our future operating results and our pro forma financial information and such variations may be material.

Risk Factors

Agreements between us, Stena, Concordia and their other affiliates may be less favorable than agreements that we could obtain from unaffiliated third parties

The Charters, the ship management agreements and the other contractual agreements we have with Stena, Concordia and their affiliates were made in the context of an affiliated relationship and were negotiated in the overall context of the public offering of our shares, the purchase of our vessels and other related transactions. Stena and Concordia are affiliates. Stena is wholly-owned by members of the Sten A. Olsson family. Members of the Sten A. Olsson family also own, as of June 30, 2004, approximately 52% of the share capital of Concordia which represents approximately 73% of the voting rights in Concordia. Because we are currently a jointly owned subsidiary of Stena and Concordia, the negotiation of the Charters, the ship management agreements and our other contractual arrangements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm's length negotiations with unaffiliated third parties for similar services.

Stena and Concordia's other business activities may create conflicts of interest

Under the Charters, we are entitled to receive variable Additional Hire whether the vessel is subchartered by the applicable Charterer under a time charter or on the spot market. Additional Hire in the case of trading in the spot market is calculated with reference to average spot market rates on designated routes which are the routes traditionally served by our vessel types. Additional Hire in the case of time charters is calculated with reference to the amount received by the Charterer, net of specified expenses. Although the formula for calculating Additional Hire was designed to reduce potential conflicts of interest, because Stena and Concordia also own or manage other vessels in addition to our Fleet which are not included in the Additional Hire calculation, conflicts of interest may arise between us and Stena and Concordia in the allocation of chartering opportunities that could reduce our Additional Hire.

Following the offering, Concordia and Stena will be able to influence the Company, including the outcome of shareholder votes

Concordia and Stena are expected to directly and indirectly own together approximately 24.9% of our outstanding common shares following completion of this offering. As a result of their share ownership and for so long as either Concordia or Stena directly or indirectly owns a significant percentage of our outstanding common shares, Concordia and Stena will be able to influence the Company, including the outcome of any shareholder vote, such as the election of directors.

We are leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility

We have a commitment letter for a secured credit facility under which we expect to borrow approximately $135 million to finance a portion of the cash purchase price for our vessels. We will be required to apply a substantial portion of our cash flow from operations to the payment of interest on borrowings under the facility. Our credit facility, which we expect will be secured by, among other things, mortgages on our vessels, pledges of our time charters and the shares of our vessel owning subsidiaries and assignments of earnings and insurances, requires that we comply with various operating covenants and maintain certain financial ratios including that the market value of our vessels exceeds 125% of the total facility amount outstanding and that the market value of our vessels exceeds 140% of our borrowings in order for us to pay dividends. The facility also requires that Northern Marine remain as technical manager for our vessels.

We expect to have a floating rate of interest under our secured credit facility. We intend to use interest rate swaps to manage our interest rate exposure from our floating rate debt. However, by utilizing these interest rate swaps, we potentially forego benefits that might result from declines in interest rates.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations

We are a holding company, and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels, and payments under our Charters will be made to

Risk Factors

our subsidiaries. As a result, our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Bermuda law which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends unless we obtain funds from other sources. We cannot assure you that we will be able to obtain funds from other sources.

We cannot assure you that we will pay any dividends

We intend to pay dividends on a quarterly basis commencing January 2005 in amounts determined by our board of directors. We believe our dividends will be substantially equal to the charterhire received by us under the Charters, less cash expenses and any reserves established by our board of directors. Such expenses will consist primarily of fees under our ship management agreements, directors' fees, salaries and benefits of our President and our Chief Financial Officer, payment of interest under our credit facility and other administrative and other expenses. There can be no assurance that we will not have other cash expenses, including extraordinary expenses, which could include the costs of claims and related litigation expenses. There can be no assurance that we will not have additional expenses or liabilities, that the amounts currently anticipated for the items set forth above will not increase, that we will not have to fund any required capital expenditures for our vessels or that our board of directors will not determine to establish additional reserves or change our dividend policy. Other than the fees under our ship management agreements, none of our fees or expenses are fixed. Based on the assumptions and other matters set forth below under "Dividend Policy," including that 15,500,000 common shares will be outstanding upon completion of this offering, the total amount of dividends per share we intend to pay with respect to each of the five twelve month periods following the completion of this offering is estimated to be $1.97, $1.95, $1.90, $1.79 and $1.79, respectively.

The amount of future dividends set forth in the "Summary" and "Dividend Policy" represents only an estimate of future dividends based on our charter contracts, ship management agreements, an estimate of our other expenses and the other matters and assumptions set forth therein and assumes that other than our ship management expenses, none of our expenses increase during the periods presented in the table. The amount of future dividends, if any, could be affected by various factors, including the loss of a vessel, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, increased borrowings or future issuances of securities, many of which will be beyond our control. As a result, the amount of dividends actually paid may vary from the amounts currently estimated and such variations may be material.

Our credit facility also provides that we may not pay dividends if there is a default under the facility or if the market value of our vessels is less than 140% of our borrowings under the facility. The declaration of dividends is subject to our credit facility, compliance with Bermuda law and will be subject at all times to the discretion of our board of directors. There can be no assurance that dividends will be paid in the amounts anticipated as set forth herein or at all.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Risk Factors

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Internal Revenue Code of 1986, as amended, such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. See "Tax Considerations—U.S. Federal Income Tax Consequences to Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow

Unless exempt from U.S. federal income taxation, a foreign corporation is subject to U.S. federal income taxation at a rate of 4% on 50% of its shipping income that is attributable to transportation that begins or ends in the United States. Shipping income will be exempt from U.S. federal income taxation if, with respect to each specified category of shipping income, including time chartering income: (1) the foreign corporation generating the income is organized in a foreign country that grants an "equivalent exemption" to U.S. corporations and (2) either (A) our common shares are "primarily and regularly traded on an established securities market," as determined under complex applicable U.S. Treasury regulations, in that same foreign country, in the United States or in another country that grants an "equivalent exemption" to U.S. corporations, (B) more than 50% of the value of our shares is treated as owned, directly or indirectly, for at least half of the number of days in the taxable year by one or more "qualified shareholders," as defined under applicable U.S. Treasury regulations or (C) we are a controlled foreign corporation and other applicable conditions are met. See "Tax Considerations — Taxation of the Company" for a more comprehensive discussion of these rules and the U.S. federal income tax consequences to us if our time chartering income fails to qualify for the exemption from U.S. federal income taxation.

Bermuda, our country of organization, is a foreign country that grants an "equivalent exemption" to U.S. corporations with respect to time chartering income. In addition, we anticipate that our common shares will be "primarily and regularly traded" on the New York Stock Exchange, which is an established securities market in the United States. Therefore, we expect our time chartering income to qualify for the exemption from U.S. federal income taxation immediately following the offering. Our qualification for the exemption, however, is based upon certain complex factual determinations that are not completely within our control and, therefore, there can be no assurance that we will qualify for the exemption either immediately after the closing of this offering or in the future. If we were not to qualify for the exemption, our cash available for distributions to shareholders would be correspondingly reduced.

U.S. investors who own our common shares may have more difficulty in protecting their interests than U.S. investors who own shares of a Delaware corporation

The Companies Act 1981 of Bermuda, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain

Risk Factors

significant provisions of the Companies Act which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

Interested Directors.    Bermuda law and our bye-laws provide that a transaction entered into by us in which a director has an interest will not be voidable by us and such director will not be liable to us for any profit realized pursuant to such transaction as a result of such interest, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing, to the directors. In addition, our Bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which that director has an interest following a declaration of the interest pursuant to the Companies Act, provided that the director is not disqualified from doing so by the chairman of the meeting. Under Delaware law such transaction would not be voidable if:

→	the material facts as to such interested director's relationship or interests were disclosed or were known to the board of directors and the board had in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors;

→	such material facts were disclosed or were known to the stockholders entitled to vote on such transaction and the transaction was specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

→	the transaction was fair as to the corporation as of the time it was authorized, approved or ratified.

Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

Shareholders' Suits.    The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, Bermuda courts ordinarily would be expected to follow English case law precedent which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where an act is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of the company's memorandum of association or bye-laws. Consideration would also be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action.

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Indemnification of Directors.    We may indemnify our directors or officers or any person appointed to any committee by the board acting in their capacity as such against all actions, costs, charges, losses, damages and expenses incurred or sustained by such person by reason of any act done, concurred in or omitted in or about in the conduct of our business, or in the discharge of his or her duties, provided that such indemnification shall not extend to any matter in which any of such persons has committed fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not be opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

Bermuda law and our bye-laws permit our board of directors to establish preference shares having terms which could reduce or eliminate dividends payable to our common shareholders

Bermuda law and our bye-laws permit our board of directors to issue preference shares with dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and

Risk Factors

other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be determined by resolution of the board without shareholder approval. Such preference shares could have terms that provide for the payment of dividends prior to the payment of dividends in respect of the common shares. As a result, the issuance of these preference shares could reduce or eliminate dividends payable to common shareholders.

Our bye-laws restrict shareholders from bringing certain legal action against our officers and directors

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We have anti-takeover provisions in our bye-laws that may discourage a change of control

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:

→	a classified board of directors with staggered three-year terms, elected without cumulative voting;

→	directors only to be removed for cause and only with the affirmative vote of holders of at least 80% of the common shares issued and outstanding;

→	advance notice for nominations of directors by shareholders and for shareholders to include matters to be considered at annual meetings;

→	our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval;

→	a requirement that amalgamations, sales of assets and certain other transactions with persons owning 15% or more of our voting securities, which we refer to as interested shareholders, be approved by holders of at least 66% of our issued and outstanding voting shares not owned by the interested shareholder, subject to certain exceptions.

These provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

INDUSTRY SPECIFIC RISK FACTORS

The highly cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings

If the tanker industry, which has been highly cyclical, is depressed in the future when our Charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may decrease. Our ability to recharter our vessels on the expiration or termination of the Charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market at that time. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Currently, we believe that charter rates and vessel values are at a high level. There can be no assurance that these rates and values will not decline from current levels.

Our vessels will be operated under time charters with the Charterers. We will receive a fixed minimum daily base charter rate and may receive Additional Hire under the Charters. Additional Hire, if any, will be paid quarterly in arrears. The amount of Additional Hire is subject to variation depending on the charterhire received by the Charterers under time charters, spot charters and on general tanker market

Risk Factors

conditions. We cannot assure you that we will receive Additional Hire for any quarter other than in the case of the Charters for the V-MAX tankers which are currently time chartered to Sun International for approximately three additional years.

Factors beyond our control may adversely affect the value of our vessels

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the value of our vessels. The factors that influence the demand for tanker capacity include:

→	demand for oil and oil products, which affect the need for tanker capacity;

→	global and regional economic and political conditions which among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

→	changes in the production of crude oil, particularly by OPEC and other key producers, which impact the need for tanker capacity;

→	developments in international trade;

→	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

→	environmental concerns and regulations;

→	weather; and

→	competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

→	the number of newbuilding deliveries;

→	the scrapping rate of older vessels; and

→	the number of vessels that are out of service.

An over supply of new vessels may adversely affect charter rates and vessel values

If the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. In addition, the newbuilding order book currently equals 34% of the existing fleet and we cannot assure you that the order book will not increase further in proportion to the existing fleet. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business

Additional attacks like those of September 11, 2001 or longer-lasting war or international hostilities, including those currently underway in Iraq and the Middle East, could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect our ability to recharter our vessels on the expiration or termination of the Charters and the charter rates payable under any renewal or replacement charters. We conduct our operations outside of the United States, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

The value of our vessels may fluctuate and adversely affect our liquidity and may result in breaches under our credit facility

Tanker values have generally experienced high volatility. Investors can expect the fair market value of our tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry

Risk Factors

and competition from other shipping companies, types and sizes of vessels and other modes of transportation. In addition, although our Panamax and Product tankers were built in 2004 and our V-MAX tankers were built in 2001, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels at the termination of their Charters or earlier at the time of any sale, which during the term of the Charters will require the consent of the Charterer and the lenders under our credit facility. Our credit facility requires that in the event of the sale or loss of a vessel the facility must be repaid so that the amount outstanding does not exceed 60% of the value of our remaining vessels. Declining tanker values could adversely affect our ability to refinance our credit facility at its maturity in November 2009 and thereby adversely impact our business and operations and liquidity. Due to the cyclical nature of the tanker market, if for any reason we sell tankers at a time when tanker prices have fallen, the sale may be at less than the tanker's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

We operate in the highly competitive international tanker market which could affect our position if the Charterers do not renew our Charters

The operation of tanker vessels and transportation of crude oil and petroleum products are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies, as well as independent tanker companies, some of whom have substantially larger fleets and substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our Charters with the Charterers we are not exposed to the risk associated with this competition. In the event that the Charterers do not renew the Charters in 2009, we will have to compete with other tanker owners, including major oil companies and independent tanker companies for charterers. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets than us, which could result in our achieving lower revenues from our vessels.

Compliance with environmental laws or regulations may adversely affect our business

The shipping industry is affected by numerous regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. We believe our tankers, four of which were built in 2004 and two of which were built in 2001, are maintained in compliance with present regulatory and class requirements relevant to areas in which they operate, and are operated in compliance with applicable safety/environmental laws and regulations. However, regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require significant capital expenditures be incurred on our vessels to keep them in compliance. Although the Charterers will be responsible for all capital expenditures required due to changes in law, classification society or regulatory requirements in an amount less than $100,000 per year per vessel, all other required capital expenditures during the charter period will be split between us and the applicable Charterer based on the remaining charter period and the remaining depreciation period of the vessel (calculated as 25 years from the year built).

The shipping industry has inherent operational risks, which may not be adequately covered by insurance

Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes

Risk Factors

and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to the Charterer, which could impair its ability to make payments to us under our Charters.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Under the management agreements, Northern Marine is responsible for obtaining insurance for our Fleet against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurances and war risk insurance. Northern Marine has also agreed to obtain off hire insurance in respect of each of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. We cannot assure you that we will be adequately insured against all risks. Under the ship management agreements, Northern Marine has agreed to perform all technical management, including crewing and providing insurance for a fixed management fee. However, we may not be able to obtain adequate insurance coverage at reasonable rates for our Fleet in the future in the event our existing Charters are not renewed at the expiration of their terms. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition. In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

Maritime claimants could arrest our tankers, which could interrupt the Charterers' or our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the Charterers' or our cash flow and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our Fleet for claims relating to another vessel in our Fleet.

Governments could requisition our vessels during a period of war or emergency without adequate compensation

The government of the United Kingdom, the country under which our Bermuda flagged vessels would fall, could requisition or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

OFFERING SPECIFIC RISK FACTORS

If we cannot complete the purchase of any vessel after the closing of this offering, our future earnings would be adversely affected

Although we have agreed to purchase six tankers with the proceeds from this offering, it is possible that the sellers could breach their agreements or otherwise be unable to deliver all or some of the vessels or that the conditions to our purchase will not be satisfied. We will not close the purchase of any of the vessels before the closing of this offering. If we cannot complete the purchase of any vessel for any reason (other than by reason of the Charterers' default), the related Charter will be terminated and the applicable Charterer will have no obligation to pay charterhire with respect to that vessel. In the event we

Risk Factors

do not complete the purchase of any vessel, we will repay a proportional amount of the borrowings under our credit facility and we will make a cash distribution to our shareholders in an amount equal to a proportional amount of the net proceeds we receive in the offering less a proportional amount of the expenses we incur in connection with the offering and the transactions contemplated hereby through the date of such distribution. The failure to complete the purchase of any vessel would adversely effect our future earnings and the amounts available, if any, to pay distributions to our shareholders may be significantly reduced.

If due to a loss of a vessel or the failure of a vessel to satisfy a delivery condition we purchase less than six vessels, our earnings, cash flow and results of operations will be adversely affected

While we fully expect to be able to complete the purchase of the six vessels in our Fleet simultaneously with the closing of this offering, if due to the loss of a vessel or otherwise, including the failure of a vessel to satisfy a delivery condition, we do not complete the purchase of all six vessels, our earnings, cash flow and results of operations will be adversely affected. In such event, we intend to return to shareholders the portion of the net proceeds of this offering related to the purchase price of that vessel pursuant to a special dividend. Under Bermuda law, such a dividend would require the approval by shareholders of a resolution reducing our share premium account by the amount of the special dividend and transferring that amount to our contributed surplus account.

We do not expect to complete the inspections of all of our vessels prior to delivery

We intend to inspect each of our vessels and its records in connection with the acquisition of our Fleet. However, we do not expect to complete all of these inspections prior to the closing of this offering and our purchase of the vessels. As a result, we may discover at or prior to the time of delivery that a vessel does not satisfy its delivery condition. In the event we become aware of damage to a vessel prior to closing as a result of an inspection or otherwise (except in the case of the existing condition with respect to the Stena Concord described below) we may determine not to complete the purchase of that vessel. In such event, our earnings, cash flow and estimated dividends would be adversely affected. In the case of inspections completed following delivery, we may discover following our purchase that one or more of the vessels in our Fleet must be repaired. One of our vessels, the Stena Concord, currently has conditions of class from DnV due to hull bottom structural damage in the two forward-most ballast tanks. The conditions of class require that the damage be repaired within three months from the date of the original DnV inspection, which took place on October 5, 2004, provided that such time period can be extended. DnV has required as a part of these conditions that the vessel's staff inspect this damage monthly and report their findings to DnV, as well as arranging for quarterly inspections by DnV. All of our vessels, including the Stena Concord, are currently in service. Under our ship management agreements, Northern Marine is responsible for repairing any damage or class condition on our vessels as part of the services it provides for its fixed daily fee. See "Business — Ship Management Agreements."

Our ship management agreements also provide for indemnification for Basic Hire in the event a vessel is offhire for circumstances specified under the Charters for more than five days during any twelve month period (net of amounts received by us from offhire insurance). Our Charters provide for the payment of Additional Hire if the vessel is offhire as a result of a class condition or recommendation determined by a ship's classification society discovered by us prior to delivery or during the inspection undertaken by us in connection with the purchase of the vessel (so long as such inspection is completed within 90 days of purchase) and such condition or recommendation cannot be remedied or complied with during a regularly scheduled drydocking without increasing the duration of such drydocking.

There may not be an active market for our common shares, which may cause our common shares to trade at a discount and make it difficult to sell the common shares you purchase

Prior to this offering, there has been no public market for our common shares. We cannot assure you that an active trading market for our common shares will develop or be sustained after this offering. The initial public offering price for our common shares will be determined by negotiations between the underwriters and us. We cannot assure you that the initial public offering price will correspond to the price at which our common shares will trade in the public market subsequent to this offering or that the price of our shares in the public market will reflect actual financial performance.

Risk Factors

Future sales of our common shares could cause the market price of our common shares to decline

The market price of our common shares could decline due to sales of a large number of shares in the market after this offering, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate.

We have agreed to issue concurrently with the closing of this offering approximately 4,050,000 common shares, representing approximately 26.1% of our common shares to be outstanding following the completion of this offering, to subsidiaries of Concordia and Stena and to two companies owned by Stena and Fram to pay a portion of the purchase price of our vessels. Concordia will indirectly receive common shares representing approximately 17.2% of our outstanding common shares, Stena will indirectly receive common shares representing approximately 7.7% of our outstanding common shares and Fram will indirectly receive common shares representing approximately 1.2% of our outstanding common shares. Concordia, Stena and Fram will not become eligible to sell their shares until their lock-up agreements expire 270 days after the date of this prospectus. We have entered into registration rights agreements with them that entitle them to have all or a portion of their remaining shares registered for sale in the public market following the expiration of a 270 day period after the date of this prospectus. In addition, all of these shares could be sold into the public market after one year pursuant to Rule 144 under the Securities Act subject to certain volume limitations. You should read the discussion under the heading entitled "Shares Eligible for Future Sale" for further information concerning potential sales of our shares after this offering.

You will incur immediate and substantial dilution

We expect the initial public offering price per share of our common shares to be substantially higher than the pro forma net tangible book value per share of our outstanding common shares, after adjustments for our acquisition of our vessels after the closing of this offering. As a result, investors purchasing common shares in this offering at an assumed initial public offering price of $17.50 per share, which represents the mid-point of initial public offering price range, will incur immediate and substantial dilution in the net tangible book value of their common shares of approximately $7.65 per share. To the extent we raise additional capital by issuing equity securities in the future, you and our other shareholders may experience dilution and future investors may be granted rights superior to those of our current shareholders.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains assumptions, expectations, projections, intentions and beliefs about future events, in particular under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements are intended as "forward-looking statements." We may also from time to time make forward-looking statements in our periodic reports that we will file with the United States Securities and Exchange Commission, other information sent to our security holders, and other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

→	future operating or financial results;

→	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

→	statements about tanker market trends, including charter rates and factors affecting vessel supply and demand;

→	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels, or vessels' useful lives;

→	our ability to repay our secured credit facility at maturity, to obtain additional financing and to obtain replacement charters for our vessels; and

→	future payments of dividends and the availability of cash for payment of dividends.

When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

Industry and Market Data

Lorentzen & Stemoco AS, or L&S, an independent shipbroking and consulting company, has provided us with statistical data regarding the tanker industry and market that we use in the discussion of the tanker industry contained in the section of this prospectus entitled "Industry." We believe that the information and data supplied by L&S is accurate in all material respects and we have relied upon such information for purposes of this prospectus. Neither we nor any of our affiliates or advisors have independently verified this data. L&S has advised us that the statistical information contained herein is drawn from the L&S database and other sources. L&S has also advised us that:

→	some information in L&S's database is derived from estimates or subjective judgments;

→	the information in the databases and views of other maritime data collection agencies may differ from the information in L&S's database and views; and

→	while L&S has taken reasonable care in the compilation of the statistical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors.

Unaudited Pro Forma Financial Information

The unaudited pro forma statement of operations for the year ended December 31, 2003 and the six months ended June 30, 2004 give effect to the events below as if they had occurred on January 1, 2003. The unaudited pro forma balance sheet as of June 30, 2004 gives effect to the events below as if they had occurred on June 30, 2004:

→	the purchase of our vessels from subsidiaries of Concordia and Stena and two companies owned by Stena and Fram, consisting of two V-MAX tankers, two Panamax tankers and two Product tankers;

→	the charter by us of our vessels to the Charterers under the Charters;

→	our entry into the ship management agreements with Northern Marine;

→	borrowings of $135 million under our secured credit facility; and

→	net proceeds to us of approximately $183.8 million from the issuance of 11,450,000 common shares at $17.50 per share, the mid-point of the initial public offering price range, pursuant to this offering and the issuance by us of 4,050,000 common shares to subsidiaries of Concordia and Stena two companies owned by Stena and Fram to pay a portion of the purchase price for our six vessels.

The unaudited pro forma financial information is provided for illustrative purposes only and does not represent what our results of operations, financial position or cash flows would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations, financial position or cash flows for any future periods. Investors are cautioned not to place undue reliance on this unaudited pro forma financial information.

Unaudited Pro Forma Statement of Operations
for the Year Ended December 31, 2003

	Predecessor Combined Carve-out	Pro Forma Adjustments	Note	Pro Forma As Adjusted
	(in thousands of $, except share and per share amounts)
Operating revenues
Charter revenues	29,963	19,429	A	49,392
Additional Hire	—	2,709	B	2,709
Commission to Stena	(375)	375	C	—
Commission to others	(750)	750	C	—
Total operating revenues, net	28,838	23,263		52,101
Operating expenses
Vessel operating expenses, other	5,995	7,547	D	13,542
Vessel operating expenses, Stena	191	(191)	C	—
Vessel operating expenses, Concordia	420	(420)	C	—
Depreciation	6,872	5,521	E	12,393
Administrative expenses	927	273	F	1,200
Total operating expenses	14,405	12,730		27,135
Operating income	14,433	10,533		24,966
Financial income (expenses)
Interest expense, Concordia	(2,250)	2,250	G	—
Interest expense, other	(2,442)	(4,468)	G	(6,910)
Foreign currency exchange gain (loss)	(3,654)	3,654	C	—
Other financial items	(174)	174	G	—
Financial income (expenses), net	(8,520)	1,610		(6,910)
Net income	5,913	12,143		18,056
Weighted average number of shares outstanding — "basic":
Founder shares		12,000	H	12,000
Common shares		15,500,000	H	15,500,000
Pro forma earnings per share — "basic"			H	1.16

Unaudited Pro Forma Statement of Operations for the Six Months Ended June 30, 2004

	Predecessor Combined Carve-out	Pro Forma Adjustments	Note	Pro Forma As Adjusted
	(in thousands of $, except share and per share amounts)
Operating revenues
Charter revenues	24,262	434	A	24,696
Additional hire	—	1,354	B	1,354
Commission to Stena	(246)	246	C	—
Commissions to others	(512)	512	C	—
Total operating revenues, net	23,504	2,546		26,050
Operating expenses
Vessel operating expenses, other	5,066	1,612	D	6,715
Vessel operating expenses, Stena	776	(776)	C	—
Vessel operating expenses, Concordia	198	(198)	C	—
Depreciation	5,171	1,025	E	6,196
Administrative expenses	501	99	F	600
Total operating expenses	11,712	1,762		13,511
Operating income	11,792	784		12,539
Financial income (expenses)
Interest income	15	(15)	G	—
Interest expense, Stena	(1,453)	1,453	G	—
Interest expense, Concordia	(654)	654	G	—
Interest expense, Fram	(72)	72	G	—
Interest expense, other	(1,582)	(1,873)		(3,455)
Foreign currency exchange gain (loss)	—			—
Other financial items	(247)	247	G	—
Financial income (expenses), net	(3,993)	538	G	(3,455)
Net income	7,799	1,322		9,084
Weighted average number of shares outstanding — "basic":
Founder shares		12,000	H	12,000
Common shares		15,500,000	H	15,500,000
Pro forma earnings per share — "basic"			H	0.59

Notes to Adjustments to Unaudited Pro Forma
Statements of Operations

The predecessor combined carve-out income statements included in this prospectus do not reflect the results of operations we would have obtained under our current fixed-rate, long-term charters, ship management agreements and our financing arrangements and are not a meaningful representation of the results of operations that may be expected once we enter into these charters, agreements and arrangements. As such, we have recorded pro forma adjustments to the predecessor combined carve-out income statements to reflect the results of operations under our fixed rate, long-term Charters, ship management agreements and financing arrangements as if those contractual arrangements had been in place on January 1, 2003. Our pro forma adjustments are described in more detail as follows:

A.    This adjustment is to recognize the additional amounts of revenue that we would earn due to the Basic Hire payable under our fixed rate long-term Charters. Under the terms of our Charters, the Basic Hire payable in respect of each vessel increases annually by an amount equal to the annual increase in the fees payable under the ship management agreement for that vessel. Under the terms of our Charters, the total amount of charter revenues we would have earned for the year ended December 31, 2003 and the six months ended June 30, 2004 is $49.4 million and $24.7 million, respectively. These amounts are based on total charter revenues of $137,200 per day for 360 days and 180 days, respectively. The revenues per day are estimated as follows:

V-MAX	$ 35,700 x 2 = $71,400
Panamax	17,400 x 2 = 34,800
Product	15,500 x 2 = 31,000
$137,200

See "Business—Charter Arrangements."

B.    This adjustment is to recognize the additional amounts of revenue that we would earn due to the Additional Hire payable under our Charters relating to the V-MAX tankers. These vessels are currently time chartered to Sun International by subsidiaries of Concordia for approximately three years for an amount per day in excess of the Basic Hire payable to us in respect of those vessels. These charters will continue in effect following our purchase and chartering of the vessels to Concordia. This adjustment does not recognize any Additional Hire in respect of our other vessels. Under the terms of our Charters, the total amount of Additional Hire we would have earned in respect of these vessels for the year ended December 31, 2003 and the six months ended June 30, 2004 is $2.7 million and $1.3 million, respectively. These amounts are based on total Additional Hire of $7,525 per day for 360 days and 180 days, respectively, which in each case represents the difference between the time charterhire earned under the Sun International time charters and the Basic Hire in effect for such period less ship broker commissions and commercial management fees. See "Business—Charter Arrangements."

C.    As we have described above, upon completion of this offering, we will operate our business pursuant to new contractual arrangements. Accordingly, amounts for commissions and certain vessel operating expenses that we have recognized in our predecessor combined carve-out financial statements would not have occurred had those contractual arrangements been in place on January 1, 2003, and we have made pro forma adjustments to those amounts. Similarly, we have made pro forma adjustments to amounts for foreign exchange loss that we have recorded in our predecessor historical carve-out financial statements relating to our historical financing arrangements because those items would not have been incurred pursuant to the financing arrangements that will be in place at the date of this offering.

D.    This adjustment is to increase the vessel operating expenses, other to be consistent with those that we will incur pursuant to our ship management agreements. Under the terms of our ship management agreements, our vessel operating expenses will increase 5% annually. Under the terms of our ship management agreements, the total amount of vessel operating expenses we would have incurred for the year ended December 31, 2003 and the six months ended June 30, 2004 is $13.5 million and $6.7

Notes to Adjustments to Unaudited Pro Forma Statements of Operations

million, respectively. These amounts are based on total vessel operating expenses of $37,100 per day for 365 days and 181 days, respectively. The cost per day are estimated as follows:

V-MAX	$7,500 x 2 = $15,000
Panamax	5,750 x 2 = 11,500
Product	5,300 x 2 = 10,600
$37,100

See "Business—Ship Management Agreements."

E.    This adjustment is to recognize the increase in depreciation expense on a straight-line basis relating to our six vessels using a 25 year estimated useful life based on our aggregate book value for the vessels of $286.9 million. Our book value and annual depreciation for each of our vessels is as follows:

Vessel	Book Value	Annual depreciation
	(in thousands of $)	(in thousands of $)
Stena Vision	75,773	3,454
Stena Victory	76,381	3,454
Stena Companion	35,654	1,445
Stena Compatriot	35,275	1,448
Stena Concord	32,020	1,303
Stena Consul	31,756	1,289
Total	286,859	12,393

F.    This adjustment is to recognize our estimated administrative expenses of approximately $1,200,000 per year (approximately $600,000 for the six-month period), which includes directors' fees and expenses, the salaries and benefits of our President and our Chief Financial Officer, legal fees, fees of independent auditors and tax advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

This amount does not reflect any fees or expenses associated with our formation, the acquisition by us of our six vessels, the sale of our common shares in this offering and the negotiation and execution of our secured credit facility, all of which are being paid by us.

G.    This adjustment is to recognize our estimated interest expense in respect of our $135 million secured credit facility. Our pro forma interest expense is based on the five year LIBOR swap rate at 4.00% plus a margin of 1.00% pursuant to the swap arrangements we expect to enter into. Interest expense also includes amortization of deferred debt issuance costs of $798,750 over five years which amounts to approximately $159,750 annually (or approximately $79,875 for the six-month period). See "Business—Our Credit Facility." We have also made a pro forma adjustment to remove the amount of interest expense payable to Stena, Concordia and Fram and other financial items as such amounts would not have been incurred if the $135 million secured credit facility had been in place on January 1, 2003.

H.    The 12,000 founder shares were issued upon incorporation of the Company in September 2004. The founder shares have no right to dividends, but share equally with the common shares (on a pro rata basis) upon our liquidation or dissolution. Pro forma earnings per share assumes an aggregate of 15,500,000 common shares will be outstanding at the closing of this offering. Earnings per share has been calculated by dividing pro forma net income by common shares outstanding at the closing of this offering. In the pro forma earnings per share calculation no earnings have been allocated to the founder shares since they do not participate in dividends.

Unaudited Pro Forma Balance Sheet as of June 30, 2004

	Predecessor Combined Carve-out	Pro Forma Adjustments	Note	Pro Forma As Adjusted
	(in thousands of $)
ASSETS
Cash	1,280	(1,280)	A, F	—
Other receivables	2,483	(2,483)	A
		12	D	12
Prepaid expenses and accrued income	422	(422)	A	—
Total current assets	4,185	(4,173)		12
Vessels, net	286,859			286,859
Deferred debt issuance cost	963	(963)	A
		799	B	799
Total assets	292,007	(4,337)		287,670
Current liabilities
Amount due to Stena	550	(550)	A	—
Amount due to Concordia	14,591	(14,591)	A	—
Short-term portion of Long-term debt	7,800	(7,800)	A	—
Accrued expenses	2,891	(2,891)	A	—
Total current liabilities	25,832	(25,832)		—
Long term liabilities
Long term debt	138,200	(138,200)	A
		135,000	C	135,000
Amount due to Stena	21,539	(21,539)	A	—
Amount due to Concordia	41,427	(41,427)	A	—
Amount due to Fram	3,500	(3,500)	A	—
Total liabilities	230,498	(95,498)		135,000
Combined predecessor equity	61,509	(61,509)	A	—
Shareholders' equity
Share capital		167	D	167
Additional paid-in capital		152,503	E	152,503
Total shareholders' equity		152,670		152,670
Total liabilities and combined predecessor equity / shareholders' equity	292,007	(4,337)		287,670

Notes to Adjustments to Unaudited Pro Forma
Combined Balance Sheet

The predecessor combined carve-out balance sheet included in this prospectus does not necessarily reflect the financial condition we will have under our financing arrangements and as of the date of the offering. As such, we have recorded pro forma adjustments to the predecessor combined carve-out balance sheet to reflect our financial condition under our financing arrangements and transactions with our owners as if those contractual arrangements and transactions had occurred on June 30, 2004. Our pro forma adjustments are described in more detail as follows:

A.    The Company was incorporated in September 2004 and is jointly owned by Stena and Concordia, Stena and Concordia are affiliates and are considered to be entities under common control. Prior to the offering and the transactions described below, the Company had no operations. Simultaneous with the closing of the offering, we expect to complete the purchase of the vessels and to enter into borrowings under our secured credit facility. As a result, certain assets and liabilities that are reflected in our predecessor historical combined carve-out balance sheet will not be carried forward and included in our balance sheet. We have made pro forma adjustments to those assets and liabilities that will not be part of our balance sheet as of the date of the offering.

B.    This adjustment is to recognize the arrangement fees in respect of our $135 million secured credit facility.

C.    This adjustment is to recognize our borrowings of $135 million under our secured credit facility. Our secured credit facility matures in five years. Interest is payable quarterly and principal is due at maturity. The interest rate under our secured credit facility is based on LIBOR plus a margin of 1.00%. Our expected interest over the term of our secured credit facility assumes we enter into swap arrangements based on a LIBOR swap rate at 4.00% plus a margin of 1.00%. Amounts due under the secured credit facility are secured by mortgages on our vessels and pledges of our time charters and the shares of our subsidiaries, assignments of earnings and insurances and is guaranteed by each of our subsidiaries.

D.    This adjustment is to recognize our initial capitalization with 12,000 founder shares, par value $1.00, and the issuance of 15,500,000 common shares at the closing of this offering, par value $0.01.

E.    This adjustment is to reverse the additional paid-in capital of our predecessor and to recognize (i) the net cash proceeds of approximately $183.8 million we estimate we will receive pursuant to this offering based upon the issuance of 11,450,000 shares at an assumed offering price of $17.50 per share, the mid-point of the initial public offering price range, less approximately $15.8 million in respect of approximately $16.6 million of estimated fees and expenses related to this offering and the other transactions described in this prospectus, (ii) the value of the 4,050,000 shares issued to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram to pay a portion of the purchase price for our vessels at the assumed offering price of $17.50 per share, (iii) a reduction of approximately $102.8 million representing the excess of the $389.7 million purchase price of the six vessels over their historical book value of approximately $286.9 million, which for accounting purposes represents a deemed distribution to the holders of the founder shares and (iv) an adjustment to record approximately $0.2 million of share capital (see D above).

The unaudited pro forma balance sheet assumes this offering and the transactions contemplated hereby occurred on June 30, 2004.

F.    The following table illustrates the sources and use of funds in connection with the issuance of shares, the purchase of our vessels and the other transactions set forth below (in thousands of $):

Issuance of 11,450,000 common shares at an assumed offering price of $17.50 per share	$200,375
Borrowing under the secured credit agreement	135,000
Purchase price of the six vessels paid in cash	(318,825)
Estimated fees and expenses in connection with issuance of shares	(15,751)
Credit facility arrangement fees	(799)
Net cash received	—

Use of Proceeds

We estimate that the net proceeds to us from the sale of 11,450,000 common shares in this offering will be approximately $183.8 million, after deducting underwriting discounts and estimated offering expenses. These estimates are based on an assumed public offering price of $17.50 per share, which represents the mid-point of the initial public offering price range.

We intend to use these net proceeds to pay a portion of the purchase price for our Fleet. The total purchase price we will pay for our Fleet will consist of:

→	the net proceeds from the sale of 11,450,000 common shares in this offering, which we estimate will be approximately $183.8 million as described above;

→	borrowings of $135 million under our secured credit facility; and

→	the issuance of 4,050,000 common shares to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram.

In the event we do not purchase a vessel due to, for example, a loss of that vessel prior to the closing of this offering or the failure of the vessel to satisfy a delivery condition, we intend to return to shareholders the portion of the net proceeds of this offering related to the purchase price of that vessel pursuant to a special dividend. Under Bermuda law, such a dividend would require the approval by shareholders of a resolution reducing our share premium account by the amount of the special dividend and transferring that amount to our contributed surplus account.

Dividend Policy

We intend to pay dividends to the holders of our common shares in January, April, July and October of each year in amounts substantially equal to the charterhire received by us under the Charters, less cash expenses and any reserves established by our board of directors. We expect to pay dividends commencing with an initial quarterly dividend in January 2005. We currently do not expect to have any cash expenses or other cash requirements other than:

→	the fees payable to Northern Marine under the ship management agreements, which equal an aggregate of $13.5 million for the first year and increase 5% annually, and which are paid monthly in advance;

→	directors' fees, which currently equal $75,000 per year;

→	the salaries and benefits of our President and Chief Financial Officer, which currently equal $460,000 per year;

→	payment of interest under our credit facility; and

→	administrative and other expenses, which are expected to equal $665,000 per year.

Based on the assumptions and the other matters set forth below, we expect to pay an initial quarterly dividend in January 2005 estimated to be $0.32 per share, which amount reflects the period between the commencement of our operations which is assumed to be November 1, 2004 and December 31, 2004. Based on the same assumptions and other matters we estimate our second quarterly dividend in April 2005, which will reflect a full quarter of operations, to be $0.49 per share.

Under Bermuda law a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the sum of its liabilities and its issued share capital (par value) and share premium accounts (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). As a result, in future years, if the realizable value of our assets decreases, our ability to pay dividends in the amounts set forth below will require our shareholders to approve resolutions reducing our share premium account by transferring an amount to our contributed surplus account.

The declaration and payment of any dividends must be approved by our board of directors. Under the terms of our credit facility, we may not declare or pay any dividends if we are in default under the credit facility.

There can be no assurance that we will not have other cash expenses, including extraordinary expenses, which could include the costs of claims and related litigation expenses. There can be no assurance that we will not have additional expenses or liabilities, that the amounts currently anticipated for the items set forth above will not increase, that we will not have to fund any required capital expenditures for our vessels or that our board of directors will not determine to establish reserves. Other than the fees under our ship management agreements, none of our fees or expenses are fixed.

We do not expect to pay any income taxes in the Bermuda. We also do not expect to pay any income taxes in the United States. See "Tax Considerations."

The table below sets forth amounts that would be available to us for the payment of dividends for each of the twelve month periods set forth below assuming that:

→	the Basic Hire is paid on all of our tankers, all of our tankers are on hire for 360 days per twelve month period and no Additional Hire is paid other than the Additional Hire based on the current time charters with Sun International;

→	we have no cash expenses or liabilities other than the ship management agreements, our current directors' fees, the current salaries and benefits of our President and our Chief Financial Officer, currently anticipated administrative and other expenses and interest under the credit facility, we have fixed the interest rate under our secured credit facility at 5.0% through a swap arrangement and except in the case of our ship management agreements, none of our expenses increase during those periods;

Dividend Policy

→	we do not pay any taxes or have to fund any required capital expenditures with respect to our vessels;

→	no cash reserves are established by our board of directors;

→	we remain in compliance with our credit facility which requires, among other things, that the market value of our vessels exceeds 140% of our borrowings under the facility in order to pay dividends;

→	15,500,000 common shares are outstanding upon completion of this offering, no common shares or other securities are issued following the closing of this offering and we do not borrow any additional funds;

→	we purchase all six vessels simultaneously with the closing of this offering; and

→	the Charters commence on November 1, 2004 and the charterers do not exercise any options to extend the terms of the Charters.

The table below does not reflect noncash charges that we will incur, which are expected to consist primarily of depreciation on our vessels. The timing and amount of dividend payments will be determined by our board of directors and will depend on our earnings, financial condition, cash requirements and availability and the provisions of Bermuda law affecting the payment of dividends and other factors. The table does not take into account any expenses we will incur in the event the subsidiaries of Concordia and Stena and the two companies owned by Stena and Fram exercise their rights to have us register their shares under the registration rights agreement. See "Principal and Selling Shareholders."

We cannot assure you that our dividends will in fact be equal to the amounts set forth below or elsewhere in this prospectus. The amount of future dividends set forth in the table below represents only an estimate of future dividends based on our charter contracts, ship management agreements and an estimate of our other expenses and assumes that none of our expenses increase during the periods set forth below. The amount of future dividends, if any, could be affected by various factors, including the loss of a vessel, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, increased borrowings or future issuances of securities, many of which will be beyond our control. As a result, the amount of dividends actually paid may vary from the amounts currently estimated and such variations may be material. There can be no assurance that any dividends will be paid. See "Risk Factors—We cannot assure you that we will pay any dividends" and "—Our Charters expire in 2009, unless extended at the option of the Charterers, and we may not be able to recharter our vessels profitably."

Based on the assumptions and the other matters in the preceding paragraphs, the amount of cash available for dividends for each of the twelve month periods set forth below would be as follows.

	Twelve Month Period
	1	2	3	4	5
	(in millions of $, except per share amounts)
Basic Hire	49.4	50.1	50.8	51.5	52.3
V-MAX Additional Hire	2.7	2.4	1.7	—	—
Other Additional Hire[1]	—	—	—	—	—
Vessel operating expenses	(13.5)	(14.2)	(14.9)	(15.7)	(16.5)
Administrative expenses	(1.2)	(1.2)	(1.2)	(1.2)	(1.2)
Cash interest expense	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)
Available cash	30.6	30.3	29.6	27.8	27.8
Dividends per share (accrued)	1.97	1.95	1.90	1.79	1.79

(1)	Additional Hire for our Panamax tankers and Product tankers is assumed to be zero for purposes of this estimate.

Capitalization

The following table sets forth our capitalization at June 30, 2004, as adjusted to give effect to this offering, the incurrence of debt under our credit facility, the issuance of additional common shares to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram to pay a portion of the purchase price for our vessels and the purchase of our six tankers from subsidiaries of Concordia and Stena and two companies owned by Stena and Fram for an assumed aggregate purchase price of approximately $389.7 million based on an offering price of $17.50 per share, which represents the mid-point of the initial public offering price range. There have been no significant changes in our capitalization since June 30, 2004.

The information presented below should be read in conjunction with "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and our predecessor combined carve-out financial statements together with the notes thereto included in this prospectus.

	As of June 30, 2004
	Actual (Predecessor Combined Carve-Out)	As Adjusted(1)
	(in thousands of $)
Short term debt:
Amount due to Stena	550	—
Amount due to Concordia	14,591	—
Current portion of long term debt	7,800	—

Long term debt:
Long term bank debt	138,200	135,000
Amount due to Stena	21,539	—
Amount due to Concordia	41,427	—
Amount due to Fram	3,500	—
Total debt	227,607	135,000
Combined predecessor equity	61,509	—
Shareholders' equity	—	152,670
Total capitalization	289,116	287,670

(1)	The As Adjusted amounts assume: (i) the reversal of the historical capitalization of our predecessor as we will acquire the six vessels but not any other assets or liabilities of the Stena and Concordia vessel owning companies, (ii) borrowings under a secured credit facility of $135 million with an five-year maturity and bearing interest at an annual rate of 1.00% over LIBOR to pay a portion of the cash purchase price for our vessels and (iii) the issuance of 15,500,000 common shares pursuant to this offering, including 4,050,000 common shares issued to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram to pay a portion of the purchase price for our vessels. The adjusted shareholders' equity amount also includes: (i) an adjustment of approximately $15.8 million in respect of approximately $16.6 million of estimated fees and expenses related to this offering and the other transactions described in this prospectus and (ii) an adjustment of approximately $102.8 million representing the excess of the $389.7 million purchase price of the six vessels over their historical book value of approximately $286.9 million. For accounting purposes, this excess has been recorded as a reduction of shareholder's equity and represents a deemed distribution to the holders of the founder shares.

Dilution

After giving effect to the sale of 11,450,000 common shares that we are offering and the issuance of 4,050,000 common shares to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram to pay a portion of the purchase price for our vessels, both at a price equal to the mid-point of the initial public offering price range of $17.50 per share, our pro forma net tangible book value at June 30, 2004, would have been $152.7 million or $9.85 per share. This represents an immediate dilution of net tangible book value of $7.65 per share to investors. The following table illustrates the pro forma per share dilution at June 30, 2004:

Initial public offering price per share	$17.50
Pro forma net tangible book value per share after giving effect to this offering	$9.85
Dilution per share to investors (1)	$7.65

Net tangible book value per common share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of common shares outstanding. Dilution is determined by subtracting the net tangible book value per common share after this offering from the public offering price per share.

(1)	The pro forma net tangible book value per share includes an adjustment for the aggregate $102.8 million of excess of the purchase price of the six vessels that we have agreed to acquire which is assumed to be $389.7 million, over their historical aggregate book value of $286.9 million. For accounting purposes, this excess has been recorded as a reduction of shareholder's equity and represents a deemed distribution to the holders of the founder shares. Pro forma net tangible book value per share also includes an adjustment from the expenses estimated to be incurred in connection with this offering and the other transactions described in this prospectus. The impact of these adjustments is illustrated in the following table.

Adjustment attributable to difference between purchase price and historical book value	$6.63
Expenses in connection with the transactions	$1.02
$7.65

Selected Combined Financial and Other Data

The following selected combined financial and other data summarize our historical combined financial and other information. The selected combined financial data set forth below for the years ended December 31, 2003, 2002 and 2001 have been derived from our audited predecessor combined carve-out financial statements included in this prospectus. The selected combined financial data set forth below for the six months ended June 30, 2004 and 2003 have been derived from our unaudited interim predecessor combined carve-out financial statements included in this prospectus. The selected combined financial data are not indicative of the results we would had achieved had we operated as an independent company or of future results. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical predecessor combined carve-out financial statements and the notes thereto included elsewhere in this prospectus.

	Year ended December 31,					Six months ended June 30,
	2003	2002	2001	2000	1999	2004	2003
	(in thousands of $)
Statement of operations data:
Total operating revenues, net	28,838	26,504	18,513	—	—	23,504	14,677
Total operating expenses	(14,405)	(14,058)	(11,316)	(34)	(21)	(11,712)	(7,404)
Operating income (loss)	14,433	12,446	7,197	(34)	(21)	11,792	7,273
Net income (loss)	5,913	5,769	1,832	(34)	(21)	7,799	4,320
Balance sheet data (at end of period):
Cash	1,194	590	6,371	—	—	1,280
Newbuildings	36,185	—	—	105,130	66,998	—
Vessels, net	154,465	161,034	167,662	—	—	286,859
Total assets	192,416	162,200	174,951	105,444	67,346	292,007
Amount due to Stena, current	—	—	—	—	—	550
Amount due to Concordia, current	45,899	41,861	48,869	13,084	3,185	14,591
Long term liabilities	130,317	109,008	119,863	86,286	60,573	204,666
Combined predecessor equity	15,710	9,773	3,980	2,148	2,182	61,509
Cash flow data:
Net cash provided by operating activities	15,375	13,011	6,598	2,520	1,264	13,055	8,035
Net cash used in investing activities	(36,488)	(244)	(66,596)	(38,132)	(36,131)	(102,360)	(16,621)
Net cash provided by (used in) financing activities	21,717	(18,548)	66,369	35,612	34,867	89,391	9,068
Fleet data:
Number of tankers owned (end of period)	2	2	2	—	—	6 (1)	2
Average daily time charter equivalent(2):
V-MAX tankers	39,513	36,082	39,039	—	—	40,541	40,544
Panamax tankers(3)	—	—	—	—	—	19,760	—
Product tankers(4)	—	—	—	—	—	18,000	—

(1)	Includes two Panamax tankers which are 75%-owned. The remaining 25% is owned by Fram.

Selected Combined Financial and Other Data

(2)	Time charter equivalent, or TCE, is a standard industry measure of the average daily revenue performance of a vessel. This is calculated by dividing total operating revenues, net less voyage expenses by the number of days from discharge to discharge. Total operating revenues, net are operating revenues minus commission. Voyage expenses are fuel costs and port fees. Days spent off hire are excluded from this calculation.
(3)	Reflects the results of the Stena Companion and Stena Compatriot which commenced operations on January 18, 2004 and April 15, 2004, respectively.
(4)	Reflects the results of the Stena Concord and the Stena Consul which commenced operations on February 26, 2004 and March 26, 2004, respectively. The TCE for the Product tankers is based on daily charter rates under time charters from two Stena subsidiaries to another Stena subsidiary which in turn subcharters the vessels to third parties.

Management's Discusson and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our predecessor combined carve-out financial statements, which we call our combined financial statements, and the related notes, and the other financial and other information included elsewhere in this prospectus. This discussion contains forward-looking statements based on assumptions about our future business. Our actual results will likely differ materially from those contained in the forward-looking statements and such differences may be material.

OVERVIEW—PREDECESSOR

For the years ended December 31, 2003, 2002 and 2001, the combined financial statements presented herein have been carved out of the consolidated financial statements of Concordia and Stena. Our financial position, results of operations and cash flows reflected in our combined financial statements are not indicative of those that would have been achieved had we operated as an independent separate entity for all periods presented or of future results.

Our combined financial statements assume that our business was operated as an independent entity prior to its inception. The Company was incorporated in September 2004. Prior to that time our business was operated as part of the shipping business of Concordia and Stena. Our combined financial statements have been prepared to reflect the combination of certain of the operations of two of Concordia's subsidiaries which owned and operated the two V-MAX tankers, two companies owned by Stena and Fram which owned and operated the two Panamax tankers and two subsidiaries of Stena which owned and operated the two Product tankers. We refer to the companies that owned these vessels collectively as the Vessel Subsidiaries and we refer to the interests in these vessels collectively as the Vessel Interests.

To the extent the Concordia, Stena and Fram assets, liabilities, revenues and expenses relate to the Vessel Interests, these have been identified and carved out for inclusion in our combined financial statements. Concordia, Stena and Fram's shipping interests and other assets, liabilities, revenues and expenses that do not relate to the Vessel Interests are not included in our combined financial statements. In addition, the preparation of our combined financial statements required the allocation of certain assets, liabilities and expenses where these items were not identifiable as related to a Vessel Interest as set forth below. Management believes that these allocations are reasonable to present the financial position, results of operations and cash flows of the Company.

As of June 30, 2004, the Vessel Interests were comprised of two wholly-owned V-MAX tankers, two wholly-owned Product tankers and 75% interests in two Panamax tankers.

All of the Company's assets, liabilities, revenues and expenses are derived directly from the Vessel Interests or have been made in connection with the following allocations:

Long term debt.    Long term debt includes an allocated portion of amounts outstanding under a revolving credit facility with Concordia's subsidiaries, guaranteed by Concordia, which have been allocated to the two Concordia Vessel Subsidiaries. This allocation is based on the number of vessels in Concordia's fleet and the number of vessels owned by the Concordia Vessel Subsidiaries during the periods presented. After January 19, 2004, long term debt also includes amounts outstanding under a $58 million secured loan facility with two of the Stena Vessel Subsidiaries. This facility is guaranteed by Stena and Fram in proportion to their ownership of these two Stena Vessel Subsidiaries. After June 11, 2004, long term debt also includes amounts outstanding under a $53 million secured loan facility with another two of the Stena Vessel Subsidiaries which is guaranteed by Stena.

Administrative expense.    Prior to January 1, 2004, administrative expense represents an allocation of Concordia's administrative expenses, salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses based on the number of vessels in Concordia's fleet and the number of vessels owned by the Concordia Vessel Subsidiaries and certain other legal, tax and auditing costs incurred directly by the Concordia Vessel Subsidiaries. After January 1, 2004, as a result of the commencement of operations of several of the vessels owned by the Stena Vessel Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

during the first six months of 2004, these costs also include an allocation of Stena's administrative expenses, salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses based on the number of vessels in Stena's fleet and the number of vessels owned by the Stena Vessel Subsidiaries and certain other legal, tax and auditing costs incurred directly by the Stena Vessel Subsidiaries.

FUTURE BUSINESS

The completion of the purchase of the six vessels is expected to take place simultaneously with the closing of this offering. We have chartered our vessels to the Charterers under five year fixed rate charters, increasing annually by an amount equal to the annual increase in the fees under our ship management agreements. The Charters are effective as of the closing of our purchase of the vessels. The Charters also contain three one year options on the part of the Charterers to extend the terms of the Charters. Stena and Concordia have each agreed to guarantee the obligations of their respective subsidiaries under the Charters. We have also entered into ship management agreements with Northern Marine for the technical management of our vessels. As such, our future operations will differ significantly from the historical operations of the vessels by Concordia and Stena upon which our combined financial statements are based. In particular, we expect that our revenues will be generated primarily from charter payments made to us by the Charterers and our vessel operating expenses for the vessels will be fixed, increasing 5% annually. These arrangements are designed to provide us with stable cash flow and reduce our exposure to volatility in the spot markets for the vessels.

FACTORS AFFECTING OUR HISTORICAL RESULTS

The principal factors that have affected our historical financial position, results of operations and cash flow include:

→	the earnings of our vessels in the charter market;

→	vessel operating expenses;

→	administrative expenses that have been allocated to the Vessel Interests;

→	depreciation;

→	interest expense; and

→	foreign exchange.

At June 30, 2004, all our revenues were derived from time charters of our two V-MAX tankers, our two Product tankers and our 75% interest in two Panamax tankers.

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, but the vessel owner pays the vessel operating expenses. In the case of a spot market charter, the vessel owner pays both the voyage expenses and the vessel operating expenses.

The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tankers and the demand for oil transportation services. We believe that charter rates and vessel values are currently at a high level. There can be no assurance that these rates or values will not decline from current levels.

The table below illustrates the changes in tanker newbuilding prices for VLCC, Panamax and Product tankers for the periods indicated.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Tanker Newbuilding Price Index
January 1, 1998 = 100

January 1, 1998	January 1, 1999	January 1, 2000	January 1, 2001	January 1, 2002	January 1, 2003	January 1, 2004	June 30, 2004	September 30, 2004
100	87	85	95	86	81	97	112	122

Source: Lorentzen & Stemoco AS

As at December 31, 2003, 2002, 2001 and June 30, 2004, our two V-MAX tankers operated under time charters. The following table sets forth the average daily TCEs earned by our vessels during the last three years and during the first six months of 2004 and 2003:

	Year ended December 31,			Six months ended June 30,
	2003	2002	2001	2004	2003
	($ per day)
V-MAX tankers	39,513	36,082	39,039	40,541	40,544
Panamax tankers(1)	—	—	—	19,760	—
Product tankers(2)	—	—	—	18,000	—

(1)	Reflects the results of the Stena Companion and Stena Compatriot which commenced operations on January 18, 2004 and April 15, 2004, respectively.
(2)	Reflects the results of the Stena Concord and the Stena Consul which commenced operations on February 26, 2004 and March 26, 2004, respectively. The TCE for the Product tankers is based on daily charter rates under time charters from two Stena subsidiaries to another Stena subsidiary which in turn subcharters the vessels to third parties.

Vessel operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance. Voyage expenses are fuel costs and port charges. We did not have any drydocking costs during these periods.

Administrative expenses include salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses.

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Interest expense in our combined financial statements relates to an allocated portion of a bank loan to the Concordia Vessel Subsidiaries, which is guaranteed by Concordia, advances made by Concordia to these subsidiaries, advances by Stena to the Stena Vessel Subsidiaries, a shareholder loan from Fram and borrowings under a secured facility by two of the Stena Vessel Subsidiaries. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced by interest rate swaps or other derivative instruments. We intend to utilize an interest rate swap to fix the rate of interest under our secured credit facility.

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk in the current and foreseeable economic environment.

FACTORS AFFECTING OUR FUTURE RESULTS

The principal factors that are expected to affect our future results of operations and financial position include:

→	the Basic Hire paid to us under the Charters;

→	the amount of Additional Hire we receive under the Charters;

→	fees under the ship management agreements;

Management's Discussion and Analysis of Financial Condition and Results of Operations

→	administrative and other expenses; and

→	interest expense.

Our future revenues are expected to derive from our five year fixed rate time charters with the Charterers. All six vessels that we have agreed to acquire from subsidiaries of Concordia and Stena and the two companies owned by Stena and Fram will be chartered to the Charterers under the Charters. See "Business—Charter Arrangements."

Our future expenses are expected to consist primarily of fees under the ship management agreements, interest expense and administrative and other expenses. Our vessel owning subsidiaries will enter into ship management agreements with Northern Marine under which Northern Marine will be responsible for all technical management of the vessels, including crewing, maintenance, repair, drydockings, vessel taxes and other vessel operating and voyage expenses. Under these agreements we will pay a fixed daily fee for each vessel which increases 5% annually. Other than our fees under the ship management agreements, none of our future expenses are fixed.

The Charterers will pay us Basic Hire monthly in advance and Additional Hire, if any, quarterly in arrears. We will pay Northern Marine the ship management fees monthly in advance. We will pay interest under our credit agreement quarterly.

CRITICAL ACCOUNTING POLICIES

Carve-out of the financial statements of Concordia and Stena

For the years ended December 31, 2003, 2002 and 2001, our combined financial statements presented herein have been carved out of the financial statements of Concordia and Stena and include the Vessel Interests.

Stena AB and Concordia Maritime AB are affiliates. Stena is wholly-owned by members of the Sten A. Olsson family. Members of the Sten A. Olsson family also own, as of June 30, 2004, approximately 52% of the share capital of Concordia which represents approximately 73% of the voting rights of Concordia. Stena and Concordia are under common control. Because we are currently a jointly owned subsidiary of Stena and Concordia we are under common control of these entities.

Concordia and Stena are shipping companies with activities that include among others, the ownership and operation of tankers. The financial position, results of operations and cash flows of the Company are not indicative of the results we would have achieved had we operated as an independent entity under our current ship chartering and other arrangements for the periods presented or for future periods.

Revenue recognition

Revenues are generated from time charters. Time charter revenues are recorded over the term of the charter as service is provided. The operating results of spot voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on spot voyages are provided for in full at the time such losses can be estimated. Amounts receivable or payable arising from Additional Hire payments are accrued based on the estimated results of the spot voyage recorded as at the reporting date.

Vessels lives

Our vessels represent our most significant assets and we state them at cost less accumulated depreciation. Depreciation of our vessels is computed using the straight-line method over 25 years. Significant vessel improvement costs are capitalized as additions to the vessel rather than being expensed as a repair and maintenance activity. Should certain factors or circumstances cause us to revise our estimate of vessel service lives, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Impairment of long lived assets

We review long lived assets used in our business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future undiscounted net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and its fair value. We estimate fair value based on independent appraisals, sales price negotiations, active markets, if available, and projected future cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

Arlington Tankers Ltd.

We believe that our critical accounting policies after completion of this offering will be those set forth above.

RESULTS OF OPERATIONS—PREDECESSOR

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Total operating revenues

Total operating revenues increased by approximately 60% to $23.5 million in the first six months of 2004 compared to $14.7 million in the first six months of 2003. The total revenues generated by the two V-MAX tankers were unchanged. The charterhire for the Stena Victory is based on a market rate calculation, subject to a maximum rate calculation, subject to a maximum rate of $44,000 per day and a minimum rate of $36,000 per day. The vessel received the maximum daily rate for both the first six months of 2004 and 2003. The charter hire for the Stena Vision is fixed at $40,250 per day. During the first six months of 2004, the Company's two Product tankers were delivered in February and March, respectively, and the Company's two Panamax tankers were delivered in January and April, respectively. The revenue from the operations of these vessels was approximately $8.7 million.

Total vessel operating expenses

Total vessel operating expenses increased by approximately 71% to $6.0 million during the first six months of 2004 compared to $3.5 million during the first six months of 2003. The vessel operating expenses for the two V-MAX tankers decreased by $0.2 million. The increase of $2.5 million relates to vessel operating expenses for the four vessels delivered during the first six months of 2004.

Depreciation

Depreciation increased by approximately 50% to $5.2 million from $3.4 million. The increase is the result of the delivery of the four additional vessels in the first six months of 2004.

Administrative expenses

Administrative expenses were $501,000 in the six months ended June 30, 2004 and $440,000 in the six months ended June 30, 2003.

Total interest expense

Total interest expense increased by approximately 32% to $3.8 million during the first six months of 2004 compared to $2.8 million during the first six months of 2003 primarily due to interest expense charged for advances from Stena related to the four vessels delivered during the first six months of 2004. Interest expense relating to the vessels commenced on the date of delivery; interest is capitalized during the construction period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other items

Other items included in financial income (expense) consist primarily of exchange rate differences related to the advance denominated in Swiss Francs provided to us by Concordia. Due to the weakening of the Dollar against the Swiss Franc there was an exchange loss of $123,000 in the first six months of 2003. Other financial items in the first six months of 2004 represent amortization of financing costs.

Year ended December 31, 2003 compared to year ended December 31, 2002

Total operating revenues

Total operating revenues increased by approximately 9% to $28.8 million in 2003 compared to $26.5 million in 2002. The charterhire for the Stena Victory is based on a market rate calculation, subject to a maximum rate of $44,000 per day and a minimum rate of $36,000 per day. The charterhire for the Stena Vision is fixed at $40,250 per day. The tanker markets were generally stronger in 2003. The Stena Victory received the maximum daily rate under its charter for most of 2003 due to higher tanker rates generally. In 2002, the Stena Victory received the minimum rate under its charter for eleven months. The average TCEs for both vessels were $39,500 in 2003 compared to $36,100 in 2002.

Our two vessels were off hire for a combined total of 4.3 days in 2003 compared to no days off hire for 2002. The repairs to the Stena Victory caused the vessel to be off hire for 3 days in 2003.

Total vessel operating expenses

Total vessel operating expenses increased by approximately 6% to $6.6 million in 2003 compared to $6.2 million in 2002 due primarily to increased maintenance and repairs.

Depreciation

Depreciation was $6.9 million in each of 2003 and 2002.

Administrative expenses

Administrative expenses decreased by approximately 3% to $927,000 in 2003 compared to $960,000 in 2002.

Total interest expense

Total interest expense decreased by approximately 21% to $4.7 million in 2003 compared to $5.9 million in 2002 as a result of a reduction in Concordia's bank debt, which resulted in less debt being allocated to us, and lower interest rates, partially offset by an increase in advances from Concordia.

Other items

Other items included in financial income (expense) consists primarily of exchange rate differences related to the advance from Concordia which is denominated in Swiss Francs. Due to the weakening of the Dollar against the Swiss Franc there was a foreign currency exchange rate loss in 2003 of $3.7 million compared to a loss of $0.7 million in 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

Total operating revenues

Total operating revenues increased by approximately 43% to $26.5 million in 2002 compared to $18.5 million in 2001. The Stena Vision was delivered in April 2001 and the Stena Victory was delivered in June 2001. These two V-MAX tankers commenced time charters in June 2001 and September 2001. In 2002, both these vessels operated under time charters for the entire year.

The tanker markets were generally weaker in 2002 and the Stena Victory received the minimum daily rate under its charter for eleven months of 2002; in 2001 it received the maximum daily rate for all the months the vessel was employed under its charter. The average TCEs for both vessels were $36,100 in 2002 compared to $39,000 in 2001.

There were no off hire days in 2002 as compared to 3.9 off hire days in 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Total vessel operating expenses

Voyage expenses in 2001 of $1.6 million represent the costs for one spot charter for each vessel. In 2002 there were no spot charters.

Total vessel operating expenses increased by approximately 22% to $6.2 million in 2002 compared to $5.1 million in 2001. In 2001, the two vessels were operated for less than the entire year. As a result, certain vessel operating expenses such as crew costs and insurance were lower as compared to 2002. Vessel operating expenses in 2001 included approximately $1.5 million in operating expenses relating to the commencement of vessel operations.

Depreciation

Depreciation charges increased approximately 69% to $6.9 million in 2002 compared to $4.1 million in 2001. Depreciation charges commence on the commencement of operations. In 2001, one of our vessels operated for eight months and the other vessel operated for six months, as compared to a full year of operations for both vessels in 2002.

Administrative expenses

Administrative expenses increased by approximately 68% to $960,000 in 2002 compared to $572,000 in 2001 due to a full year of operations for both vessels in 2002, as compared to eight and six months in 2001.

Total interest expense

Total interest expense increased by approximately 10% to $5.9 million in 2002 compared to $5.4 million in 2001. Prior to the delivery of the vessels in April 2001 and June 2001 interest charges were capitalized. In 2002, interest rates on the portion of Concordia's bank debt allocated to the Company were lower than in 2001.

Other items

Other items included in financial income (expense) consist primarily of exchange rate differences related to the advance from Concordia which is denominated in Swiss Francs. Due to the changes of the Dollar against the Swiss Franc there was a foreign currency exchange loss of $661,000 in 2002 and foreign currency exchange gain of $157,000 in 2001.

LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry. We expect to finance the acquisition of our six vessels with the net proceeds of this offering, borrowings under our secured credit facility and through the issuance of common shares to Concordia, Stena and Fram. Our liquidity requirements relate to our operating expenses, including payments under our ship management agreements, quarterly payments of interest and the payment of principal at maturity under our secured credit facility and maintaining cash reserves to provide for contingencies.

Our combined financial statements represent the operations of our vessels by the Vessel Subsidiaries prior to our acquisition of the vessels. The acquisition of the vessels by the Vessel Subsidiaries and their operations were funded by bank debt provided by Concordia and advances from Stena and Concordia and, in the case of two of the Stena Vessel Subsidiaries, a loan from Fram. As a result, our combined financial statements are not indicative of the financial position, results of operations or cash flows we would have achieved had we operated as an independent entity during these periods or of future results.

As of June 30, 2004 and as of December 31, 2003, we had cash of $1.3 million and $1.2 million, respectively. In 2003, net cash provided by operating activities was $15.4 million as compared with $13.0 million in 2002 and $6.6 million in 2001.

Net cash used in investing activities was $36.5 million in 2003 as compared with $0.2 million in 2002 and $66.6 million in 2001. In each of these years, our investing activities related to funding our investments in our vessels. The V-MAX tankers were delivered in April 2001 and June 2001, the Panamax tankers were delivered in January 2004 and April 2004 and the Product tankers were delivered in February 2004 and March 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net cash provided by financing activities was $21.7 million in 2003 as compared to $18.5 million used in 2002 and $66.4 million provided by financing activities in 2001. In 2003, bank loans were refinanced with advances from Stena and Concordia, and to a lesser extent Fram. In 2002, funds were used to repay bank loans and advances from Stena and Concordia.

We had long term debt outstanding of $41.3 million at December 31, 2003 as compared with $105.0 million at 2002. At December 31, 2003, we also had outstanding $81.8 million due to Stena and Concordia and $7.2 million due to Fram. At June 30, 2004, long term debt was $138.2 million, the amount due to Stena and Concordia was $63.0 million and $3.5 million was due to Fram. The long term debt represents amounts outstanding under a loan agreement with Concordia's subsidiaries, a portion of which has been allocated to the Company based on the number of vessels owned by the Concordia Vessel Subsidiaries as compared to the number of vessels in the Concordia fleet, and borrowings by two of the Stena Vessel Subsidiaries under a secured loan facility. Borrowings under the Concordia loan agreement bear an annual interest rate of 1.25% over LIBOR and are repayable in June 2012. Borrowings under the loan facility with the Stena Vessel Subsidiaries bear an annual interest rate of 1.25% over LIBOR and are repayable in January 2012. The amounts due to Concordia, Stena and Fram bear interest at various rates and do not have a fixed term of repayment.

As of June 30, 2004, our current liabilities exceeded our current assets by approximately $13.8 million. However, we are not acquiring any assets or liabilities from the Vessel Subsidiaries other than our six vessels. After the closing of this offering and the completion of the purchase of our vessels, we expect to have $135 million outstanding under our secured credit facility. Interest on this outstanding amount is payable quarterly and the principal amount is due at maturity in November 2009. We collect our Basic Hire monthly in advance and pay our ship management fees monthly in advance. We receive Additional Hire payable quarterly in arrears. We expect charter revenues will be sufficient to cover our ship management fees, interest payments, administrative expenses and other costs.

We believe that our cash flow from our Charters will be sufficient to fund our interest payments under our secured credit facility and our working capital requirements for the short and medium term. To the extent we intend to pursue vessel acquisitions, we will need to obtain additional capital. Our longer term liquidity requirements include repayment of the principal balance of our secured credit facility in November 2009. We will require new borrowings and/or issuances of equity or other securities to meet this repayment obligation.

In order to manage our interest rate exposure from the floating rate under our secured credit facility, we intend to enter into an interest rate swap agreement. Under this swap agreement, we expect to exchange the variable interest rate of the five-year LIBOR rate of 4% plus a margin of 1% under our credit facility for a fixed interest rate of 5% on the entire principal amount outstanding under the credit facility over its five-year life.

Management's Discussion and Analysis of Financial Condition and Results of Operations

LONG TERM FINANCIAL OBLIGATIONS AND OTHER COMMERCIAL OBLIGATIONS

Following the consummation of this offering and the transactions described in this prospectus, we expect our long term financial obligations and other commercial obligations to be as follows:

	Payments due by period
Commercial and Contractual Obligations	Total	Less than one year	1-3 years	3-5 years	More than 5 years
	(in thousands of $)
Long term debt, including current maturities(1)	135,000	—	—	135,000	—
Interest Payments(2)	33,750	6,750	13,500	13,500
Capital lease obligations	—	—	—	—	—
Operating leases(3)	90	30	60	—	—
Purchase obligations(4)	74,825	13,542	29,148	32,135	—
Other long term liabilities	—	—	—	—	—
Total	243,665	20,322	42,708	180,635	—

(1)	Refers to our obligation to repay principal borrowed under our secured credit facility, but does not include quarterly interest payments due under this facility.
(2)	Refers to our expected interest payments over the term of our secured credit facility assuming we enter into swap arrangements based on a LIBOR swap rate at 4.00% plus a margin of 1.00%.
(3)	Refers to an estimate of the operating lease expenses for our executive offices in Hamilton, Bermuda.
(4)	Refers to our fixed daily operating costs for our vessels under our ship management agreements with Northern Marine, which increase 5% annually. These costs are payable by us monthly in advance.

Industry

The discussion of tanker industry statistics and charts under this heading have been compiled by Lorentzen & Stemoco AS, or L&S, which has confirmed to us that it accurately describes the international tanker market, subject to the availability and reliability of the data supporting the statistical and graphical information presented. L&S's methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

OVERVIEW

The tanker industry provides seaborne transportation services for crude oil and refined petroleum products, including naphtha, gasoline, jet fuel/kerosene, gasoil and residual fuel oil. According to L&S, almost half of the world's oil production and 14% of the world's refined petroleum product production are transported by tankers. There are two types of tanker operators that provide these transportation services: oil companies and independent shipowners. Both types of operators transport crude oil and refined petroleum products under short term spot market contracts and long term time charters with oil companies, oil traders, petroleum product producers and government agencies. The price for transporting crude oil and refined petroleum products, referred to as tanker charter rates, is set in highly competitive markets and depends on the demand and supply of tonnage in a given market.

TANKER TYPES

The tanker fleet is divided into several categories of vessels, based on their carrying capacity. The different categories of vessels according to their size in dwt are as follows:

→	ULCCs – tankers over 320,000 dwt

→	VLCCs – tankers from 200,000 to 320,000 dwt

→	Suezmax tankers – tankers from 120,000 to 200,000 dwt

→	Aframax/LR2 tankers – uncoated/coated tankers from 80,000 to 120,000 dwt

→	Panamax/LR1 tankers – uncoated/coated tankers from 50,000 to 80,000 dwt

→	Handy product tankers/MR tankers – tankers from 20,000 to 50,000 dwt

→	Small tankers – tankers up to 20,000 dwt

TANKER DEMAND

Demand for tankers is determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported. Tanker demand is generally expressed in ton-miles and is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles). The factors affecting demand include the world economy, world oil demand and production, as well as inventories of crude oil and refined petroleum products. These factors can be influenced by unexpected events, such as war, other hostilities and extreme weather conditions.

World oil demand

From 1998 to 2002, world oil demand increased at a compounded annual growth rate of 1.1%. In 2003, world oil demand increased significantly by 2.3%, or 1.8 million barrels per day, or mbd, primarily due to demand growth in Asia. In 2004, it is expected that world oil demand will increase by 2.8%, or 2.2 mbd, to 81.6 mbd primarily driven by demand growth in the U.S. and Asia. Given that the U.S. and Asia are net importers of oil, the increased oil demand is expected to result in increased tanker demand.

Industry

WORLD OIL DEMAND, MILLION BARRELS PER DAY

	1998	1999	2000	2001	2002	2003	2004*	2005*
U.S.	18.9	19.5	19.7	19.7	19.8	20.0	20.4	20.7
Canada	1.9	2.0	2.0	2.0	2.1	2.2	2.3	2.3
Latin America	7.2	7.3	7.3	7.3	7.3	7.3	7.4	7.6
Western Europe	14.6	14.5	14.5	14.6	14.5	14.6	14.7	14.8
Eastern Europe	1.5	1.5	1.4	1.5	1.4	1.5	1.5	1.6
Former Soviet Union	3.7	3.7	3.7	3.7	3.5	3.6	3.6	3.6
Middle East	4.5	4.5	4.6	4.9	5.0	5.2	5.5	5.6
Africa	2.3	2.4	2.4	2.5	2.6	2.6	2.8	2.8
Asia	19.7	20.6	20.9	21.0	21.4	22.3	23.5	24.5
Sum	74.3	76.0	76.5	77.2	77.6	79.4	81.6	83.5
Year-on-year change	0.7	1.7	0.5	0.7	0.4	1.8	2.2	1.9

*	Estimated

World oil production

Although oil production growth has fallen in many of the key consuming areas, including the U.S., Western Europe and Asia, oil production growth has occurred in transoceanic locations, including Latin America, West Africa, the Middle East and the former Soviet Union, or FSU. This growth has created tanker demand. However, oil production in the Middle East has a more significant effect on world ton-mile demand than North Sea or Latin American oil production, because of the longer hauling distance between the source of the oil and the refineries and consuming areas in the West. While the short to medium trend in oil production can be influenced by fluctuations in oil prices, technological advances and government energy policies, the long term trend in oil production is ultimately decided by the level of oil reserves. Countries in the Middle East have nearly twice the proved reserves of all of the other countries combined, which will continue to drive long-haul seaborne transportation.

Total world oil supply in 2004 is forecast to grow approximately 2.8 mbd to 81.9 mbd, or 3.5% over 2003. Non-OPEC producers are expected to account for 1.4 mbd of the growth, or 1.8% and two-thirds of non-OPEC growth in 2004 is expected to come from the FSU and West Africa.

The current tightness in oil supply is due to a combination of strong growth in demand and lean oil inventory management, caused at least in part by the structure of the market, with especially high prices for prompt oil, providing no incentive to hold inventories above minimum operating levels.

Industry

SUMMARY OF WORLD OIL DEMAND, MILLION BARRELS PER DAY

	2004*					2005*
	Q1	Q2	Q3	Q4	YEAR	Q1	Q2	Q3	Q4	YEAR
Demand	81.9	79.8	81.1	83.5	81.6	84.0	81.7	83.0	85.3	83.5
Year-on-year change	+1.9	+2.7	+2.0	+2.3	+2.2	+2.1	+1.9	+1.9	+1.8	+1.9
OPEC crude supplies	28.2	28.5	29.1	28.0	28.5	28.5	28.5	28.5	28.5	28.5
Other supplies	53.4	53.4	53.6	54.1	53.5	54.6	55.0	55.1	55.6	55.1
(Less US Strategic Petroleum Reserve additions)	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.1
Total oil supply	81.4	81.8	82.6	82.0	81.9	83.0	83.4	83.6	84.1	83.5
Year-on-year change	+2.3	+3.9	+3.8	+1.4	+2.8	+1.6	+1.6	+1.0	+2.1	+1.6
Global stock change (net Strategic Petroleum Reserve)	-0.5	+2.0	+1.5	-1.5	+0.3	-1.0	+1.7	+0.6	-1.2	+0.0
(Million bbls)
Main market stocks	2,200	2,263	2,321	2,252		2,194	2,265	2,294	2,230
Year-on-year change	+60	-7	+27	+21		-6	+2	-27	-22

*	Estimated

Oil markets and demand for tankers

According to L&S, the only region with available spare wellhead capacity is the Middle East, with Saudi Arabia playing a central role. The relatively longer freight distances from the Middle East to Western end-users in the U.S., Europe and Asia is boosting ton-mile demand for tankers and thus the fleet capacity needed to serve these import requirements.

Asia is expected to account for a large part of the demand for crude oil tankers and product tankers. Because the Middle East is the only region in the world with spare capacity to feed a quickly growing crude oil tanker market, and more importantly, also a supplier of refined products, ton-mile demand for tankers is likely to be high, though volatile.

At the end of June 2004, the commercial inventories of crude oil and refined products in the U.S. was 654 million barrels, close to the five year-low levels of approximately 635 million barrels. In Europe, the oil inventories were 985 million barrels at the end of April 2004, close to the five year-low levels of approximately 969 million barrels.

According to L&S, tanker demand should continue to increase for the following reasons:

→	world oil demand in the upcoming years is expected to increase at a higher rate compared to the 1990s;

→	the major oil consuming areas (the U.S., Western Europe and Asia) have a shortage of refining capacity, while the Middle East, Latin America and Africa have a surplus; and

→	refining capacity is expected to expand in the FSU, Latin America and the Middle East while refinery utilization in the major oil consuming areas is expected to remain high without significant growth in capacity.

According to L&S, U.S. gasoline stocks are at seasonally low levels and gasoline prices have hit 20-year-highs, which has compelled U.S. refiners to increase refinery utilization to peak levels for gasoline production. With little new refining capacity expected to come on stream in the U.S., any significant increase in production will have to come from increased seaborne imports of gasoline blending components and finished gasoline.

According to L&S, European demand for diesel has primarily grown due to dieselization of its cars. European refiners are producing diesel and similar products at peak levels and incremental demand will primarily come from increased seaborne imports. The gasoline exports from Europe to the U.S. due to Europe's change to diesel cars is expected to continue to drive ton-mile demand for Product tankers.

Industry

TANKER SUPPLY

The supply of tankers is measured in deadweight tons, or dwt. This supply is affected by the age and relative size of the world fleet, newbuildings, scrappings and international regulations. In addition, supply is influenced by the efficiency in the use of tonnage. The supply of tankers increases with deliveries of newbuildings, and decreases with scrapping of older vessels and loss of tonnage as a result of casualties and conversion of vessels to other uses, such as floating production and storage facilities.

The total supply of crude oil and refined petroleum tankers over 20,000 dwt is currently 309.5 million dwt, of which 131.9 million dwt are VLCCs, 23.8 million dwt are Panamaxes and 43.4 million dwt are Handy product/MR tankers.

Scrapping

Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain it "in-class." A vessel is deemed to be "in-class" if the surveyors of a classification society determine that the vessel conforms to the standards and rules of that classification society. Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel's seaworthiness, and vessels must be certified as in-class in order to continue to trade (i.e., to be admitted to ports worldwide). In many cases, particularly when tankers reach 25 years of age, the costs of conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel in-class may not be economically efficient. In addition, regulations set by the IMO impose significant restrictions on single hull tankers trading beyond 25 years of age.

Scrapping of most of the vessels delivered in the mid-1970s, in conjunction with customers' preference for younger vessels, has changed the tanker business in recent years and is expected to continue to do so during the next several years. Factors affecting the amount of tonnage scrapped include market conditions and second-hand vessel values in relation to scrap prices. Scrap prices are currently at a modern-day high of over $400 per light weight ton. According to L&S, approximately 10.2 million dwt of VLCC tankers, 1.2 million dwt of Panamax/LR1 tankers and 1.8 million dwt of Handy product/MR tankers were scrapped during 2003.

Newbuildings

VLCCs.    VLCCs are mostly engaged in long-haul transportation, carrying oil from the Arabian Gulf to Europe, the U.S. and Asia.

As of the end of September 2004, the VLCC fleet, currently consists of 454 tankers totaling 131.9 million dwt. According to L&S, the newbuilding orderbook currently consists of 91 tankers totaling 27.5 million

Industry

dwt. The newbuilding orderbook equals approximately 21% of the existing fleet, as measured in million dwt. Through 2010, environmental regulations are planned to require the phase out of 36.3 million dwt of VLCCs.

Panamax/LR1.    As of the end of September 2004, the tanker fleet between 50,000 dwt to 80,000 dwt totals 23.8 million dwt and is referred to as Panamax tankers. The uncoated fleet of Panamax tankers currently totals 11.7 million dwt. The other half of the fleet is coated and referred to as Long-range, or LR1 tankers totaling to 12.1 dwt.

According to L&S, the newbuilding orderbook currently consists of 124 tankers totaling 9.0 million dwt. The newbuilding orderbook currently equals approximately 38% of the existing fleet, as measured in million dwt. Through 2010, environmental regulations are planned to require the phase out of 10.2 million dwt of Panamaxes/LR1s.

Handy product tankers/MR tankers.    These vessels, which are between 20,000 dwt and 50,000 dwt, are mostly coated with protective coating in the cargo tanks and transport petroleum products on short to medium haul trades. The existing fleet of Handy product tankers/MR tankers consists of 1,171 tankers totaling 43.4 million dwt.

According to L&S, the newbuilding orderbook currently consists of 340 tankers totaling 13.9 million dwt. The newbuilding orderbook currently equals approximately 32% of the existing fleet, as measured in million dwt. Through 2010, environmental regulations are planned to require the phase out of 13.1 million dwt of Handy product/MR tankers.

FREIGHT RATES

Tanker rates are determined by the market based on the supply of, and demand for, tankers at any given time. Beginning in mid-1995 and through early 1998, rates in the tanker market improved as a result of increased demand due to economic growth. Tanker rates weakened in 1998 and the weakness continued through the end of 1999 due to the Asian financial crisis, mild winters in the Northern Hemisphere that reduced the demand for oil, and OPEC oil production cuts that lessened the demand for tankers.

In the 2000-2002 period, tanker rates were impacted substantially by fluctuations in OPEC's oil production (first increasing its quota by 3.7 mbd in 2000, then decreasing its quota by 5.0 mbd in 2001), fluctuating from the highest level since the early 1970s at the end of 2000, to very low levels in the third quarter of 2002. Since the fall of 2002, the following factors have contributed to increase freight rates to very high levels:

→	higher demand for oil due to improving world economic activity;

→	increased ton-miles for Product tankers due to gasoline exports from Europe to the U.S. and increased diesel imports to Europe primarily from Russia due to increased dieselization of the European car fleet;

→	substitution of oil for gas in the U.S. due to a tight natural gas market;

→	higher oil consumption by Japanese utilities caused by problems with their nuclear power plants;

→	the increasing movements of long-haul Middle East oil replacing the loss of Iraqi oil production through a pipeline to the Mediterranean as well as the persistent shortfall of oil production in Venezuela due to worker strikes; and

→	very low oil inventory levels.

Industry

AVERAGE ANNUAL TIME CHARTER EQUIVALENT RATES, $/DAY

	1998	1999	2000	2001	2002	2003	YTD 2004
VLCC	33,506	20,056	50,228	37,078	22,240	48,538	68,638
Panamax	13,221	11,221	27,955	25,596	15,810	27,813	35,902
Handy product/MR	8,790	8,900	14,947	17,916	13,152	20,937	25,118

Set forth below is a summary of historical time charter equivalent rates.

Business

OVERVIEW

We are a newly formed company that was incorporated in September 2004 under the laws of Bermuda as a jointly owned subsidiary of Stena AB (publ), a Swedish company which we refer to as Stena, and Concordia Maritime AB (publ), a Swedish company and an affiliate of Stena which we refer to as Concordia. Stena is one of the largest privately held companies in Sweden with over 6,700 employees. Concordia has been involved in the shipping business for over 20 years and its series B shares are publicly traded on the O list of the Stockholm stock exchange under the symbol "CCOR B."

We have agreed to acquire a fleet of six tankers consisting of two V-MAX tankers, two Panamax tankers and two Product tankers, which we refer to collectively as our Fleet. We have six newly incorporated wholly-owned subsidiaries that will each own one of the tankers in our Fleet. We have agreed to purchase the two V-MAX tankers from subsidiaries of Concordia, the two Product tankers from subsidiaries of Stena and the two Panamax tankers from two companies owned 75% by Stena and 25% by Fram Shipping Ltd., a Bermuda company which we refer to as Fram. We have agreed to acquire the two V-MAX tankers subject to existing time charters with Sun International Limited Bermuda, an indirect wholly-owned subsidiary of Sunoco, Inc. which we refer to as Sun International. These charters expire in approximately three years.

The total purchase price for these vessels will be equal to the net proceeds from the sale of 11,450,000 common shares pursuant to this offering, borrowings of $135 million under our secured credit facility and the issuance of 4,050,000 common shares to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram. The actual purchase price for our Fleet will vary depending on the final offering price per share. Assuming an offering price of $17.50 per share, the mid-point of the initial public offering price range, the purchase price for our Fleet will be approximately $389.7 million. We expect to pay for and take delivery of our vessels simultaneously with the closing of this offering. The approximately 4,050,000 common shares we have agreed to issue to pay a portion of the purchase price of our vessels will represent approximately 26.1% of our outstanding common shares following the completion of this offering. Concordia will indirectly receive common shares representing approximately 17.2% of our outstanding common shares, Stena will indirectly receive common shares representing approximately 7.7% of our outstanding common shares and Fram will indirectly receive common shares representing approximately 1.2% of our outstanding common shares.

We have agreed to charter the two V-MAX tankers to the two wholly-owned subsidiaries of Concordia which currently charter those tankers to Sun International and the two Panamax tankers and two Product tankers to Stena Bulk AB, a wholly-owned subsidiary of Stena; we refer to these two Concordia subsidiaries and Stena Bulk AB collectively, as the Charterers. Our purchase of the V-MAX tankers from subsidiaries of Concordia and our chartering of these vessels back to these Concordia subsidiaries will not affect the existing fixed rate charters with Sun International, which expire in approximately three years. The charters, which we refer to as the Charters, will be on a time charter basis for five years with three one-year options which can be exercised by the Charterers. The Charters provide for a fixed base charter rate and the potential to earn Additional Hire. Each of our wholly-owned subsidiaries is also entering into fixed rate ship management agreements with Northern Marine Management Ltd., a wholly-owned subsidiary of Stena which we refer to as Northern Marine, to provide for the operation and maintenance of each of our vessels.

Our Fleet will be one of the youngest in the world with an average age of approximately 1.5 years compared to the world average of 12.3 years for all tankers according to Clarkson Research Studies Ltd. The two V-MAX tankers are approximately three years old and the Panamax and Product tankers are newbuildings that were delivered in the first four months of 2004. All of our tankers have double hulls and are of very high quality.

Business

STRATEGY

Our strategy is designed to generate stable cash flow through long term fixed rate charters with the potential to earn Additional Hire while reducing our exposure to volatility in the market for seaborne oil and oil product transportation. We intend to pay dividends in accordance with our dividend policy. To pursue our strategy, we intend to:

→	Acquire newly built, high quality tankers. Our two V-MAX tankers were built in 2001 and our four other tankers were completed in the first four months of 2004. All of our tankers have double hulls and have been designed to provide more efficient transportation of oil and oil products. We will consider acquiring additional tankers in the future. Any such acquisition will require additional financing and the consent of our lenders under our credit facility.

→	Time charter our tankers to experienced charterers. We have agreed to time charter our tankers to subsidiaries of Stena and Concordia. Stena and Concordia have agreed to guarantee their respective subsidiaries' obligations under the Charters. Stena operates a fleet ranging from 30-40 tankers (including four vessels we have agreed to acquire) and has six newbuildings on order. Stena's current customers for its fleet of owned and chartered-in tankers include ChevronTexaco Corporation, the Royal Dutch/Shell Group of Companies, ConocoPhillips and BP p.l.c. Concordia has owned the two V-MAX tankers we are acquiring for three years and has six P-MAX tanker newbuildings on order. Concordia has agreed to time charter two of its P-MAX newbuildings to TOTAL S.A. for five years.

→	Charter our tankers under long term fixed rate charters that have the potential to earn additional hire. Our Charters are designed to generate stable cash flow and reduce our exposure to the volatility in tanker spot rates for a five year period while preserving an opportunity to earn Additional Hire during favorable market conditions. The charterhire payable to us under our Charters will increase annually by an amount equal to the annual increase in the fees payable by us under the ship management agreements.

→	Arrange for fixed rate ship management contracts with an experienced ship manager. We are entering into ship management contracts with Northern Marine for each of our vessels. Under these agreements, Northern Marine will assume all responsibilities for the technical management of the vessels, including crewing, maintenance, repair, drydocking and insurance for a fixed daily fee per vessel which increases 5% annually. In addition, Northern Marine will indemnify us for our loss of Basic Hire in the event, for circumstances specified under the Charters, the vessel is off hire or receiving reduced hire for more than five days during any twelve month period, net of amounts received from off hire insurance. These arrangements are designed to provide stable and predictable operating costs for our Fleet.

COMPETITIVE STRENGTHS

We believe that our Fleet, together with our contractual arrangements with the Charterers and Northern Marine, give us a number of competitive strengths, including:

→	one of the youngest fleets of tankers in the world;

→	diversified exposure to three segments of the tanker market;

→	two unique V-MAX tankers;

→	vessels managed by Northern Marine, which we believe is one of the industry's most qualified vessel managers;

→	fixed rate, five year time charters intended to provide stable cash flow, reducing our exposure to volatility in tanker spot rates and preserving the opportunity to earn additional revenue; and

→	fixed operating costs under our ship management agreements.

Business

MEMORANDA OF AGREEMEENT

The following summary of the material terms of the memoranda of agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the memoranda of agreement. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire memoranda of agreement for each vessel filed as an exhibit to the registration statement of which this prospectus forms a part.

Pursuant to the memoranda of agreement we executed in October 2004, we have agreed to acquire six tankers from subsidiaries of Concordia and Stena and two companies owned by Stena and Fram. The total purchase price for these vessels will be equal to the net proceeds from the sale of 11,450,000 common shares pursuant to this offering, borrowings of $135 million under our secured credit facility and the issuance of 4,050,000 common shares to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram. Each of our subsidiaries will acquire one of the vessels set forth below. The Company will be the borrower under our secured credit facility and the borrowings will be guaranteed by each of our subsidiaries.

The actual purchase price for our six tankers will vary depending on the final offering price per share. Assuming an offering price of $17.50 per share, the mid-point of the initial public offering price range, the purchase price for our Fleet will be approximately $389.7 million. Each of our wholly-owned subsidiaries has agreed to purchase one tanker for the percentage of the purchase price set forth below. The amount of cash and number of common shares that comprises the purchase price for each vessel is set forth in the memoranda of agreement which are filed as exhibits to our registration statement.

Vessel	Type	% of Purchase Price
Stena Vision	V-MAX	28.2%
Stena Victory	V-MAX	28.2%
Stena Companion	Panamax	11.5%
Stena Compatriot	Panamax	11.5%
Stena Concord	Product	10.3%
Stena Consul	Product	10.3%

Under the memoranda of agreement, the subsidiaries of Concordia and Stena and the companies owned by Stena and Fram will warrant to us that the vessels sold to us will be delivered free of damage affecting the vessel's classification (other than the Stena Concord as set forth below) and with its classification certificates and national certificates. Each of the subsidiaries of Concordia and Stena and the companies owned by Stena and Fram will also warrant to us that the vessels sold to us are free from all charters (except for the two V-MAX tankers which are chartered to Sun International), encumbrances, mortgages and maritime liens or any other debts whatsoever and will indemnify us against all consequences of claims made against the vessels which have been incurred prior to the time of delivery.

Under the memoranda of agreement, we have the right to inspect each of the vessels and its records in connection with our purchase. We are arranging such inspections but we may not complete all inspections prior to the time of delivery. The Stena Concord currently has conditions of class from DnV relating to localized hull bottom structural damage in the two forward-most ballast tanks. The conditions of class require that the damage be repaired within three months from the date of the original DnV inspection, which took place on October 5, 2004, provided that such time period can be extended. DnV has required as a part of these conditions that the vessel's staff inspect this damage monthly and report their findings, as well as arranging for quarterly inspections by DnV. Under our ship management agreements, Northern Marine is responsible for repairing this condition at its own cost as well as any other class condition or recommendation determined by a vessel's classification society that is found to exist as a result of these inspections.

Our ship management agreements provide for indemnification for Basic Hire in the event a vessel is offhire for circumstances specified under the Charters for more than five days during any twelve month period (net of amounts received by us from offhire insurance) and our Charters provide for the payment of Additional Hire if the vessel is offhire as a result of a class condition or recommendation determined

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by a ship's classification society discovered by us prior to delivery or during the inspection undertaken by us in connection with the purchase of the vessel and such condition or recommendation cannot be remedied or complied with during a regularly scheduled drydocking without increasing the duration of such drydocking.

CHARTER ARRANGEMENTS

The following summary of the material terms of the Charters does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Charters. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Time Charter Party for each vessel filed as an exhibit to the registration statement of which this prospectus forms a part.

General

Our wholly-owned subsidiaries have agreed to time charter our vessels to the Charterers under the Charters for five years. Each of the Charters contain three one-year extensions which can be exercised at the option of the Charterers. We have agreed to guarantee the obligations of each of our subsidiaries under the Charters.

The Charterers are Stena Bulk AB, a wholly-owned subsidiary of Stena, and CM V-MAX I Limited and CM V-MAX II Limited, each a wholly-owned subsidiary of Concordia.

Under the Charters, we will be required to keep the vessels seaworthy, and to crew and maintain them. Northern Marine will perform those duties for us under the ship management agreements described below. If a structural change or new equipment is required due to changes in law, classification society or regulatory requirements, the Charterers will be required to pay for such changes if the cost is less than $100,000 per year per vessel. Otherwise the cost of any such improvement or change will be split between us and the Charterer of the vessel based on the remaining charter period and the remaining depreciation period of the vessel (calculated as 25 years from the year built). The Charterers will not be obligated to pay us charterhire for off hire days which include days a vessel is unable to be in service due to, among other things, repairs or drydockings. Each Charter also provides that the Basic Hire will be reduced if the vessel does not achieve the performance specifications set forth in the Charter. However, under the ship management agreements described below, Northern Marine will reimburse us for any loss of or reduction in Basic Hire, in excess of five days during any twelve-month period following the date the vessels are delivered to us, net of any proceeds we receive from our off hire insurance.

The terms of the Charters do not provide the Charterers with an option to terminate the Charter before the end of its term. However, the Charters may terminate in the event of the total loss or constructive total loss of a vessel. In addition, each Charter provides that we may not sell the related vessel without the Charterer's consent, which consent may be withheld at the Charterer's sole discretion.

The two V-MAX tankers that we have agreed to charter to subsidiaries of Concordia are currently chartered to Sun International, an indirect wholly-owned subsidiary of Sunoco. Our purchase of the V-MAX tankers from the subsidiaries of Concordia and our chartering of these vessels back to these Concordia subsidiaries will not affect the existing fixed rate charters with Sun International, which expire in approximately three years. Sunoco does not guarantee Sun International's obligations under the charters. If Sun International defaults under these charters, the subsidiaries of Concordia will continue to be obligated under the terms of the Charters with us. Concordia has agreed to guarantee the performance of its subsidiaries under the Charters, including payment of charterhire.

Upon expiration of the Sun International charters, which are scheduled to expire 30 days before or after June 2007 for one charter and 30 days before or after September 2007 for the other, if Sun International does not extend a charter with Concordia at a time charter rate at least equal to the Basic Hire under our charters with Concordia, we will have the option to terminate that charter with Concordia on 60 days prior notice until one year following the expiration of the Sun International charters, unless Concordia has (a) entered into new time charters for each of the vessels at a time charter rate at least equal to the Basic Hire under our charters with Concordia for the remainder of the charter period with a company (or

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its subsidiary) having a credit rating of "BBB" or higher from Standard & Poor's Rating Services or "Baa2" or higher from Moody's Investors Service, Inc. or (b) provided cash collateral initially in an amount equal to $7.5 million per charter, decreasing quarterly thereafter pro rata, as security for its payment obligations under the Charter. In the event we terminate a charter with Concordia as described above, Stena has agreed to cause Stena Bulk to charter from us the V-MAX tanker previously subject to that charter at a time charter rate equal to the Basic Hire under that charter for the remainder of the charter period, and otherwise on the terms and conditions of that charter and to guarantee the obligations of Stena Bulk under the new charter with us.

The vessels that we have agreed to time charter to Stena Bulk are not currently subject to any time charters. Stena has agreed to guarantee the performance of Stena Bulk under the Charters, including payment of charterhire.

Basic Hire

The daily base charter rate for each of our vessels, which we refer to as Basic Hire, will be payable to us monthly in advance and will increase annually by an amount equal to the annual increase in the fee payable under the applicable ship management agreement. The Basic Hire under the Charters for each vessel type during each year is as follows:

Year	V-MAX	Panamax	Product
1	$35,700	$17,400	$15,500
2	$36,075	$17,688	$15,765
3	$36,469	$17,989	$16,043
4	$36,882	$18,306	$16,335
5	$37,316	$18,639	$16,642
Option year 1	$37,772	$18,989	$16,964
Option year 2	$38,251	$19,356	$17,303
Option year 3	$38,753	$19,741	$17,658

The related ship management agreement provides that Northern Marine will reimburse us for any reduced hire or off hire if the total of the reduced hire and off hire days as specified in the ship management agreement exceeds five days during each twelve-month period following the date the vessels are delivered to us to ensure that we receive a total of 360 days of Basic Hire for each vessel during that period. There is however, no obligation on the part of Northern Marine to compensate us for lost Additional Hire as a result of any off hire periods.

Additional Hire

In addition to the Basic Hire, the Charterers have agreed to pay us quarterly in arrears an additional payment, which we refer to as the Additional Hire. Under the Charters, the Additional Hire, if any, in respect of each of our vessels, is payable on the 25th day following the end of each calendar quarter.

The Additional Hire, if any, payable in respect of a vessel, other than the V-MAX tankers as described below, for any calendar quarter will be an amount equal to 50% of the Weighted Average Hire for the quarter after deduction of the Basic Hire in effect for that quarter. The Weighted Average Hire will be a daily rate equal to the weighted average of the following amounts:

→	a weighted average of the time charter hire per day received by the Charterer for any periods during the Calculation Period that the vessel is subchartered by the Charterer under a time charter, less ship broker commissions paid by the Charterer in an amount not to exceed 2.5% of such time charter hire and commercial management fees paid by the Charterer in an amount not to exceed 1.25% of such time charter hire; and

→	the Time Charter Equivalent Hire, calculated as described below, for any periods during the Calculation Period that the vessel is not subchartered by the Charterer under a time charter.

These amounts will be weighted based on the number of days the vessel was subchartered by the Charterer under a time charter during the Calculation Period and the number of days the vessel was not

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subchartered by the Charterer under a time charter during the Calculation Period. There is no obligation to pay Additional Hire during any period when the obligation to pay Basic Hire is suspended under the Charter if due to technical reasons the vessel is off hire unless the vessel is off hire as a result of a class condition or recommendation determined by the vessel's classification society discovered by us prior to delivery or during the inspection undertaken by the Company in connection with the purchase of the vessel and such condition or recommendation cannot be remedied or complied with during a regularly scheduled drydocking without increasing the duration of such drydocking.

The Calculation Period will be the twelve month period ending on the last day of each calendar quarter, except that in the case of the first three full calendar quarters following the commencement of our Charters, the Calculation Period will be the three, six and nine month periods, respectively, ending on the last day of such calendar quarter and the first calendar quarter will also include the period from the date of the commencement of our Charters to the commencement of the first full calendar quarter.

If the Weighted Average Hire calculated for any calendar quarter (or portion thereof), is equal to or less than the Basic Hire for the same period, the Additional Hire will be zero. However, if at the end any calendar quarter, the deduction of the Basic Hire from the Weighted Average Hire would result in a negative amount in respect of any vessel, a Charterer will have the right to use 50% of that negative amount to reduce any Additional Hire payable by that Charterer for the same quarter in respect of any of our other vessels chartered by that Charterer.

In the case of the current time charters with Sun International, we will receive Additional Hire equal to the difference between the amount paid by Sun International under its time charters and the Basic Hire, less ship broker commissions paid by the Charterer in an amount not to exceed 2.5% of the charterhire received by the Charterer and commercial management fees paid by the Charterer in an amount not to exceed 1.25% of the charterhire received by the Charterer. We will immediately begin earning Additional Hire under the V-MAX tanker charters because these vessels are currently time chartered to Sun International by subsidiaries of Concordia for approximately three additional years for an amount per day in excess of the Basic Hire payable to us in respect of these vessels.

If a Charterer has paid any Additional Hire to us in respect of the first, second or third calendar quarters (including in the case of the first calendar quarter the period from the date of the commencement of our Charters to the commencement of the first full calendar quarter) following the date our vessels are delivered and such Additional Hire would have been lower or zero had such Additional Hire been calculated using the Weighted Average Hire determined over the twelve month period ending on the last day of the fourth full calendar quarter following the commencement of the Charter, the Charterer will have the right to use that difference to reduce any Additional Hire otherwise payable to us in respect of such fourth calendar quarter or any quarter thereafter. However, if such calculation results in a negative number, no adjustment will be made to any Additional Hire payable in respect of the fourth quarter.

The Time Charter Equivalent Hire referred to above is a weighted average of day rates calculated using the parameters set forth below, which we call the Daily Value. The Daily Value will be calculated using average spot rates expressed in Worldscale Points determined by a shipbrokers panel for the routes specified below which are the routes on which our vessel types are generally traded. We refer to these rates as the Average Spot Rates and we refer to these routes as the notional routes. Daily Value will be determined as follows:

→	multiplying the Average Spot Rate expressed in Worldscale Points by the applicable Worldscale flat rate and multiplying that product by the cargo size for each vessel type to calculate freight income;

→	subtracting voyage costs consisting of brokerage commissions of 2.5% and commercial management fees of 1.25%, bunker costs and port charges to calculate voyage income; and

→	dividing voyage income by voyage duration, including time in port, to calculate the Daily Value.

The Time Charter Equivalent Hire will then be determined as a weighted average of the Daily Values calculated for each of the notional routes for each of our vessel types. In the case of the V-MAX tankers an amount equal to 10% of such weighted average will be added to the Time Charter Equivalent Hire to adjust for the additional cargo capacity of V-MAX tankers as compared to a standard VLCC.

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The shipbrokers panel, which we call the Brokers Panel, will be the Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the Charterer. On the last day of each calendar quarter and on the expiration date of the Charter, we and the Charterer will instruct the Brokers Panel to determine for each notional route the Average Spot Rate over any periods during the Calculation Period that a vessel is not subchartered by the Charterer under a time charter. If Worldscale ceases to be published, the Brokers Panel will use its best judgment in determining the nearest alternative method of assessing the market rates on the specified voyages.

The Brokers Panel will be instructed to deliver their determination of the Average Spot Rates no later than the fifth business day following the instruction to make such determination. The costs of the Brokers Panel will be shared equally between us and the Charterer. The Charter will calculate the amount of Time Charter Equivalent Hire and the amount of Additional Hire payable, if any, and will deliver such calculation to us no later than the fifth business day following the date on which the Charterer receives the determination of Average Spot Rates from the Brokers Panel. These determinations of the Brokers Panel will be binding on us and the Charterer.

The notional routes and the weighting to be applied to each route in calculating the Time Charter Equivalent Hire is as follows:

Product tankers
Skikda to Rotterdam with 30,000 tons clean (25% weight)
Rotterdam to New York with 33,000 tons clean (25% weight)
Curacao to New York with 30,000 tons clean (50% weight)

Panamax tankers
Curacao to New York with 50,000 tons dirty (50% weight)
Augusta to Houston with 50,000 tons dirty (50% weight)

V-MAX tankers
West-Africa to LOOP with 260,000 tons of crude (50% weight)
Middle East Gulf to LOOP with 265,000 tons of crude (50% weight)

The notional routes are intended to represent routes on which Product tankers, Panamax tankers and VLCCs are typically used. If during the term of the Charter, in the Charterer's reasonable opinion, these routes cease to be used by Product tankers, Panamax tankers or VLCCs, or the assumptions regarding bunkering ports for purposes of determining bunker prices cease to be applicable, the Charterer may, with our consent, which we may not unreasonably withhold, instruct the Brokers Panel to substitute alternative notional routes and bunkering ports that most closely match the routes and bunkering ports typically used by Product tankers, Panamax tankers or VLCCs and to apply appropriate weights to such routes.

If in the Charterer's reasonable opinion it becomes impractical or dangerous, due to war, hostilities, warlike operations, civil war, civil commotion, revolution or terrorism for Product tankers, Panamax tankers and VLCCs to operate on the notional routes, the Charterer may request our agreement, which we may not unreasonably refuse, for the Daily Value to be determined during the period of such danger or restriction of trading using Average Spot Rates determined by the Brokers Panel for alternative notional routes proposed by the Charterer that reasonably reflect realistic alternative round voyage trade for Product tankers, Panamax tankers and VLCCs during the period of such danger or restriction of trading. In such event, the Time Charter Equivalent Hire will be calculated using the Daily Value for such alternative routes and applying such weights as determined by the Charterer.

Additional details on the calculation of Time Charter Equivalent Hire are set forth below:

→	Calculation of freight income. The freight income for each notional route will be calculated by multiplying the Average Spot Rate for such route, as supplied by the Brokers Panel, by the Worldscale flat rate for such route as set forth in the New Worldwide Tanker Nominal Freight Scale issued by the Worldscale Association and current for the relevant period and then multiplying such product by the cargo size for such route.

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→	Calculation of voyage income. The voyage income for each notional route will be calculated by deducting from the freight income for such route ship broker commissions equal to 2.5% of the freight income, commercial management fees equal to 1.25% of the freight income, the port charges and bunker costs (equal to the bunkers used multiplied by the bunkers prices) specified below for each vessel. Bunkers used will be determined based on speed, distance and consumption of bunkers at sea and in port.

→	Calculation of voyage duration. The voyage duration for each notional route will be calculated using the distance, speed and time in port specified below for each vessel.

→	Data used in calculations. The following data will be used by the Charterer in the above calculations:

Bunkers in port.

For Product tankers: loading 13 tons per day; idling 5 tons per day; discharging 25 tons per cargo.

For Panamax tankers: loading 15 tons per day; idling 6 tons per day; discharging 50 tons per cargo; heating cargo in laden condition of 15 tons per day.

For V-MAX tankers: loading 12 tons per day; idling 3 tons per day; discharging 145 tons per day.

Bunker prices.

For Product tankers and Panamax tankers: the mean of the average prices during the quarter for Marine Fuel Oil grade IFO 380 CST prevailing at Houston, New York and Curacao as published by Platts Bunkerwire, or similar publication, plus barge delivery charges in amount equal to the average barge delivery charges in the applicable port over the prior twelve-month period.

For V-MAX tankers: the mean of the average prices during the quarter for Marine Fuel Oil grade IFO 380 CST prevailing at Curacao and Fujairah as published by Platts Bunkerwire, or similar publication, plus barge delivery charges in amount equal to the average barge delivery charges in the applicable port over the prior twelve-month period.

Port charges.

The port charges for loading and discharging ports on each notional route will be equal to the published tariffs and exchange rates in effect on the last calendar day of the quarter and include all vessel costs for port calls.

Time in port.

For Product tankers and Panamax tankers: 5.5 days, which will be split 2 days loading, 2 days discharging and the balance of the time idling.

For V-MAX tankers: 7.5 days, which will be split 3 days loading, 3 days discharging and the balance of the time idling.

Distance.

The distance for each notional route will be determined according to the "World-Wide Marine Distance Tables" published by Veson Nautical Distance Tables.

Speed and consumption at sea.

For Product tankers: 14 knots at 39 tons per day in laden condition and 14 knots at 38 tons per day in ballast condition less a steaming allowance of 7.5 percent applied to the speeds to allow for weather and navigation.

For Panamax tankers: 14 knots at 45 tons per day in laden condition and 14 knots at 43 tons per day in ballast condition less a steaming allowance of 7.5 percent applied to the speeds to allow for weather and navigation.

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For V-MAX tankers: 16.9 knots at 127 tons per day in laden condition and 17.7 knots at 127 tons per day in ballast condition less a steaming allowance of 7.5 percent applied to the speeds to allow for weather and navigation.

Time Charter Equivalent Hire Calculation Illustrations

The calculation set forth below illustrates the calculation of Time Charter Equivalent Hire which is used to calculate Additional Hire for any period during a calendar quarter that a vessel is not subchartered by a Charterer under a time charter. For any period during a calendar quarter that a vessel is subchartered by a Charterer under a time charter, Additional Hire will be calculated based on the time charter received by the Charterer less Basic Hire in effect for such period and ship broker commissions and commercial management fees paid by the Charterer during such period.

Product tankers

Skikda to Rotterdam

Data used:

1)	Average Spot Rate (determined by Brokers Panel) = W300

2)	Worldscale Flat = $5.66

3)	Cargo size = 30,000

4)	Voyage duration = 18.06 days

5)	Bunker price = $180 per ton

6)	Bunkers used = 562.06 tons

7)	Port charges = $100,000

8)	Calculation of freight income:

1)    multiplied by 2) = 3.00 x 5.66 = 16.98
16.98 x 3) 30,000 = 509,400

9)	Calculation of voyage income:

Freight income	$509,400
less:
2.50% broker commissions	(12,735)
1.25% commercial management fees	(6,367)
Bunker costs 5) x 6)	(101,170)
Port charges 7)	(100,000)
(220,272)
Voyage income	$289,128

10)	Calculation of Daily Value: 9)/ 4) = $289,128 / 18.06 = $16,009

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Rotterdam to New York

Data used:

1)	Average Spot Rate (determined by Brokers Panel) = W300

2)	Worldscale Flat = $7.48

3)	Cargo size = 33,000

4)	Voyage duration = 27.16 days

5)	Bunker price = $180 per ton

6)	Bunkers used = 912.41 tons

7)	Port charges = $88,000

8)	Calculation of freight income: 1)multiplied by 2) = 3.00 x 7.48 = 22.44 $22.44 x 3) 33,000 = $740,520

9)	Calculation of voyage income:

Freight income	$740,520
less:
2.50% broker commissions	(18,513)
1.25% commercial management fees	(9,256)
Bunker costs 5) x 6)	(164,234)
Port charges 7)	(88,000)
(280,003)
Voyage income	$460,517

10)	Calculation of Daily Value: 9)/ 4) = $460,517 / 27.16 = $16,956

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Curacao to New York

Data used:

1)	Average Spot Rate (determined by Brokers Panel) = W300

2)	Worldscale Flat = $4.61

3)	Cargo size = 30,000

4)	Voyage duration = 16.84 days

5)	Bunker price = $180 per ton

6)	Bunkers used = 515.09 tons

7)	Port charges = $60,000

8)	Calculation of freight income: 1)multiplied by 2) = 3.00 x 4.61 = 13.83 $13.83 x 3) 30,000 = $414,900

9)	Calculation of voyage income:

Freight income	$414,900
less:
2.50% broker commissions	(10,372)
1.25% commercial management fees	(5,186)
Bunker costs 5) x 6)	(92,716)
Port charges 7)	(60,000)
(168,274)
Voyage income	$246,626

10)	Calculation of Daily Value: 9)/ 4) = $246,626 / 16.84 = $14,645

Calculation of Time Charter Equivalent Hire
Daily Value Skikda to Rotterdam x 25%	$4,002
Daily Value Rotterdam to New York x 25%	$4,239
Daily Value Curacao to New York x 50%	$7,323
Time Charter Equivalent Hire	$15,564

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Panamax tankers

Curacao to New York

Data used:

1)	Average Spot Rate (determined by Brokers Panel) = W200

2)	Worldscale Flat = $4.61

3)	Cargo size = 50,000

4)	Voyage duration = 16.84 days

5)	Bunker price = $180 per ton

6)	Bunkers used = 731.96 tons

7)	Port charges = $60,000

8)	Calculation of freight income: 1)multiplied by 2) = 2.00 x 4.61 = 9.22 $9.22 x 3) 50,000 = $461,000

9)	Calculation of Voyage Income:

Freight income	$461,000
less:
2.50% broker commissions	(11,525)
1.25% commercial management fees	(5,762)
Bunker costs 5) x 6)	(131,752)
Port charges 7)	(60,000)
(209,039)
Voyage Income	$251,961

10)	Calculation of Daily Value: 9)/ 4) = $251,961 / 16.84 = $14,962

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Augusta to Houston

Data used:

1)	Average Spot Rate (determined by Brokers Panel) = W200

2)	Worldscale Flat = $11.70

3)	Cargo size = 50,000

4)	Voyage duration = 42.66 days

5)	Bunker price = $180 per ton

6)	Bunkers used = 1868.04 tons

7)	Port charges = $80,000

8)	Calculation of freight income: 1)multiplied by 2) = 2.00 x 11.70 = 23.40 $23.40 x 3) 50,000 = $1,170,000

9)	Calculation of voyage income:

Freight income	$1,170,000
less:
2.50% broker commissions	(29,250)
1.25% commercial management fees	(14,625)
Bunker costs 5) x 6)	(336,247)
Port charges 7)	(80,000)
(460,122)
Voyage income	$709,878

10)	Calculation of Daily Value: 9)/ 4) = $709,878 / 42.66 = $16,640

Calculation of Time Charter Equivalent Hire
Daily Value Curacao to New York x 50%	$7,481
Daily Value Augusta to Houston x 50%	$8,320
Time Charter Equivalent Hire	$15,801

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V-MAX tankers

West-Africa to LOOP

Data used:

1)	Average Spot Rate (determined by Brokers Panel) = W67.2

2)	Worldscale Flat = $10.83

3)	Cargo size = 260,000

4)	Voyage duration = 38.02 days

5)	Bunker price = $103.27 per ton

6)	Bunkers used = 4,222.04 tons

7)	Port charges = $120,816

8)	Calculation of freight income: 1)multiplied by 2) = 10.83 x 0.672 = $7.27 $7.27 x 3) = $1,890,200

9)	Calculation of voyage income:

Freight income	$1,890,200
less:
2.50% broker commissions	(47,255)
1.25% commercial management fees	(23,627)
Bunker costs 5) x 6)	(436,010)
Port charges 7)	(120,816)
(627,708)
Voyage income	$1,262,492

10)	Calculation of Daily Value: 9)/ 4) = $1,262,492 / 38.02 = $33,206

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Middle East Gulf to LOOP

Data used:

1)	Average Spot Rate (determined by Brokers Panel) = W67.2

2)	Worldscale Flat = $21.64

3)	Cargo size = 265,000

4)	Voyage duration = 70.80 days

5)	Bunker price = $103.27 per ton

6)	Bunkers used = 8,385.10 tons

7)	Port charges = $42,000

8)	Calculation of freight income: 1)multiplied by 2) = 21.64 x 0.672 = $14.54 $14.54 x 3) = $3,853,651

9)	Calculation of voyage income:

Freight income	$3,853,651
less:
2.50% broker commissions	(96,341)
1.25% commercial management fees	(48,171)
Bunker costs 5) x 6)	(865,929)
Port charges 7)	(42,000)
(1,052,441)
Voyage income	$2,801,210

10)	Calculation of Daily Value: 9)/ 4) = $2,801,210 / 70.80 = $39,565

Calculation of Time Charter Equivalent Hire
Daily Value West-Africa to LOOP x 50%	$16,603
Daily Value Middle East Gulf to LOOP x 50%	$19,783
$36,386
10% V-MAX adjustment	$3,639
Time Charter Equivalent Hire	$40,025

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SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of the ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Ship Management Agreement for each vessel filed as an exhibit to the registration statement of which this prospectus forms a part.

Our vessel owning subsidiaries are entering into fixed rate ship management agreements with Northern Marine. Under the ship management agreements, Northern Marine will be responsible for all technical management of the vessels, including crewing, maintenance, repair, drydockings, vessel taxes and other vessel operating and voyage expenses. We expect that Northern Marine will outsource some of these services to third party providers. We have agreed to guarantee the obligations of each of our subsidiaries under the ship management agreements.

Under the ship management agreements, Northern Marine has agreed to return our vessels in-class and in the same good order and condition as when delivered, except for ordinary wear and tear.

Northern Marine will also be obligated under the ship management agreements to maintain insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and off hire insurance. Under the ship management agreements, we will pay Northern Marine a fixed fee per day per vessel for all of the above services, which increases 5% per year, for so long as the relevant Charter is in place. Under the ship management agreements, Northern Marine has agreed to indemnify us for the loss of the Basic Hire for each of our vessels in the event, for circumstances specified under the Charters, the vessel is off hire or receiving reduced hire for more than five days during any twelve-month period, net of amounts received by us from off hire insurance. Stena has agreed to guarantee this indemnification by Northern Marine. Both we and Northern Marine have the right to terminate any of the ship management agreements if the relevant Charter has been terminated.

The daily base operating costs, which will be payable by us monthly in advance, are as follows:

Year	V-MAX	Panamax	Product
1	$7,500	$5,750	$5,300
2	$7,875	$6,038	$5,565
3	$8,269	$6,339	$5,843
4	$8,682	$6,656	$6,135
5	$9,116	$6,989	$6,442
Option Year 1	$9,572	$7,339	$6,764
Option Year 2	$10,051	$7,706	$7,103
Option Year 3	$10,553	$8,091	$7,458

We have also agreed to pay Northern Marine an incentive fee for each day a vessel is on hire over 360 days during any twelve-month period following the date the vessels are delivered to us in amount equal to the Basic Hire for such vessel. In the event we terminate our ship management agreements with Northern Marine because Northern Marine has failed to perform its obligations under such agreements, Stena has agreed to provide a replacement ship manager to perform the obligations set forth in our ship management agreements on the same terms and for the same fixed amounts payable to Northern Marine.

Northern Marine provides technical and crewing management and payroll and support sources to the Stena Sphere shipping divisions and approximately 10 other clients, including ChevronTexaco Corporation, Technip Offshore UK and Gulf Marine Management. Northern Marine has offices in Glasgow, Aberdeen, Mumbai, Kiel, Houston, Manila, Rotterdam and Singapore and has over 4,400 seafarers employed on approximately 90 vessels.

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OUR FLEET

The following chart summarizes certain information about the six vessels we will acquire from Stena, Concordia and Fram.

Vessel Type	Year Built	Dwt	Current Flag
V-Max
Stena Victory	2001	314,000	Bermuda
Stena Vision	2001	314,000	Bermuda
Panamax
Stena Companion	2004	72,000	Bermuda
Stena Compatriot	2004	72,000	Bermuda
Product
Stena Concord	2004	47,400	Bermuda
Stena Consul	2004	47,400	Bermuda

All of the tankers we will acquire have double hulls and are of very high quality. These tankers are fitted with long term planned maintenance software programs so that all routine machinery adjustments are done effectively and with minimal disruption in service.

Our V-MAX tankers were designed by Stena and Concordia to provide more efficient transportation and increased safety over standard VLCCs. The body of the V-MAX tanker is wider than a conventional VLCC which enables the vessel to carry more cargo at a shallower draft which lowers transportation costs. Our V-MAX tankers also have two rudders and propellers which improve vessel maneuverability and port access. These tankers have been designed for a structural fatigue life of 40 years. The V-MAX tankers currently load crude oil in West Africa and discharge in Philadelphia, which is a port that cannot be accessed by conventional VLCCs.

Our Panamax tankers have fully epoxy coated tanks and a tank design that permit the vessels to change from transporting dirty to clean petroleum products faster than a standard vessel of this class. Our Panamax tankers also have integrated bridge systems, unique in vessels of this class, that provide increased efficiency, safety, visibility, communication and maneuvering capabilities to the bridge team navigating the vessel. The Panamax tankers currently trade in the North, South and Central Americas primarily carrying crude oil but also dirty products. The largest current load is Ecuador crude oil for discharge in the United States.

Our Product tankers have one of the most efficient designs for vessels in this class with 10 completely independent multiple-grade cargo segregations providing increased flexibility over the six segregations standard in Product tankers. Compared to standard vessels in this class, our Product tankers also have more powerful engines that provide flexibility to respond to weather conditions and market demands and a tank design that permits quicker discharge and reduced tank preparation time to load the next cargo. The Product tankers currently trade primarily in the Caribbean and the Transatlantic and primarily carry clean products such as gasoline, diesel and jetfuel.

RISK OF LOSS AND INSURANCE

Our operations may be affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

Northern Marine is responsible for arranging for the insurance of our vessels on terms specified in the ship management agreements, which we believe are in line with standard industry practice. In accordance with the ship management agreements, Northern Marine will procure marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and

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indemnity insurance with mutual assurance associations. Northern Marine has also agreed in the ship management agreements to obtain off hire insurance in respect of each of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

We believe that our anticipated insurance coverage will be adequate to protect us against the accident-related risks involved in the conduct of our business and that we will maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to obtain adequate insurance coverage at commercially reasonable rates in the future following termination of the ship management agreements.

INSPECTION BY A CLASSIFICATION SOCIETY

All of our tankers have been certified as being "in-class" by DnV. Every commercial vessel's hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

ENVIRONMENTAL REGULATION

Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered. Under our ship management agreements, Northern Marine will assume technical management responsibility for our Fleet, including compliance with all government and other regulations. If our ship management agreements with Northern Marine terminate, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described herein and any costs associated with such compliance. However, in such event we may be unable to hire another party to perform these and other services for a fixed fee as is the case with Northern Marine.

A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. The two V-MAX tankers were built in 2001 and our four other tankers were completed in 2004. Northern Marine will be required to maintain operating standards for all of our tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and

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compliance with U.S. and international regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.

INTERNATIONAL MARITIME ORGANIZATION

In 1992, the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

→	tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double sided construction, unless (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

→	tankers 30 years old or older must be of double hull construction or mid-deck design with double sided construction; and

→	all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

→	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

→	commences a major conversion or has its keel laid on or after January 6, 1994; or

→	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

All of our tankers we have agreed to acquire are double-hulled.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and will become effective 12 months after ratification. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. All our vessels are currently compliant with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect Northern Marine's ability to manage our ships.

Under the International Safety Management Code, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Northern Marine will rely upon its safety management system.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. Northern Marine has the requisite documents of compliance for its offices and safety management certificates for all of our tankers for which the certificates are required by the IMO. Northern Marine will be required to renew these documents of compliance and safety management certificates annually.

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Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.6 million plus $926 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $131 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on August 2, 2004. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

U.S. OIL POLLUTION ACT OF 1990 AND COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

→	natural resource damages and related assessment costs;

→	real and personal property damages;

→	net loss of taxes, royalties, rents, profits or earnings capacity;

→	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

→	loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type

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of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility consistent with the maximum limits of liability described above for OPA and CERCLA (combined). Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. Northern Marine has provided the requisite guarantees and has received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

Northern Marine has arranged insurance for each of our tankers with pollution liability insurance in the amount of $1.0 billion. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business, on the Charterers' business, which could impair the Charterers' ability to make payments to us under our charters, and on Northern Marine's business, which could impair Northern Marine's ability to manage our vessels.

Under OPA, oil tankers as to which a contract for construction or major conversion was put in place after June 30, 1990 are required to have double hulls. In addition, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. All of the vessels we have agreed to acquire have double hulls.

OPA also amended the Federal Water Pollution Control Act to require that owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

→	address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge;"

→	describe crew training and drills; and

→	identify a qualified individual with full authority to implement removal actions.

Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Northern Marine will be responsible for ensuring our vessels comply with any additional regulations.

OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

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EUROPEAN UNION TANKER RESTRICTIONS

In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers used for the transport of oil from entering into its ports or offshore terminals by 2010. The European Union, following the lead of certain European Union nations such as Italy and Spain, has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies (private organizations that, among other things, inspect and monitor ships and assess whether ships meet required technical standards), including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

All of the tankers we have agreed to acquire are double hulled.

VESSEL SECURITY REGULATIONS

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessels flag state. Among the various requirements are:

→	on-board installation of automatic identification systems, or AIS, to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

→	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

→	the development of vessel security plans;

→	ship identification number to be permanently marked on a vessel's hull;

→	a continuous synopsis record (CSR) kept onboard showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

→	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Northern Marine has implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and all of our tankers are in compliance with these applicable security requirements.

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LEGAL PROCEEDINGS

The nature of our business, i.e., the acquisition, chartering and ownership of our vessels, exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. Under rules related to maritime proceedings, certain claimants may be entitled to attach charterhire payable to us in certain circumstances. There are no actions or claims pending against us as of the date of this prospectus.

Our Secured Credit Facility

The following summary of the material terms of our credit facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Secured Loan Facility Agreement. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Secured Loan Facility Agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

General

We have entered into a $135 million secured loan facility agreement with Fortis Bank (Nederland) N.V., or Fortis, and HSBC Bank plc., or HSBC. We intend to use borrowing under this credit facility, the net proceeds of this offering and the issuance of our common shares to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram to pay the purchase price for our vessels.

The credit facility requires quarterly payments of interest at a rate of 1.00% (or 1.25% if the loans outstanding under the facility are more than 50% of the value of our vessels) per annum over LIBOR and will require that the entire principal amount is paid at maturity in five years. We are the borrower under this facility and our wholly-owned subsidiaries guarantee the loan. We are required to enter into interest rate swap arrangements with Fortis and HSBC to manage our interest rate exposure from the floating rate under our credit facility. Because we intend to distribute dividends to our shareholders in an amount substantially equal to our charterhire, less cash expenses and any reserves established by our board of directors, we do not believe we will be able to repay our credit facility at the end of five years without selling some or all of our vessels. As a result, we believe we will be required to refinance the borrowing under our credit facility at or prior to its maturity.

Security

The credit facility will provide that the borrowings thereunder will be secured by the following:

→	a mortgage on each of the vessels we have agreed to purchase;

→	an assignment of earnings from, and insurances on, each of the vessels we have agreed to purchase;

→	a pledge of the shares of our wholly-owned subsidiaries;

→	a charge over all of our bank accounts;

→	a pledge of our Charters; and

→	a pledge of our ship management agreements with Northern Marine.

The facility agreement provides that in the event of either the sale or total loss of a vessel, we must use the net proceeds from such sale or total loss to prepay an amount under the credit facility at least equal to the percentage of the market value of the sold or lost vessel compared to the total market value of all of our vessels before such sale or loss. However, if the outstanding amount of the credit facility exceeds 60% of the valuation of our remaining vessels after prepayment, then any such additional proceeds must be used to prepay the facility to bring the total amount of the facility down to this level. Such valuation will be determined by the average of two independent party valuations appointed by the lenders at our expense.

Covenants

The facility agreement contains restrictive covenants that prohibit us and each of our wholly-owned subsidiaries from, among other things:

→	incurring additional indebtedness;

→	permitting liens on assets;

→	merging or amalgamating with other entities;

Our Secured Credit Facility

→	paying dividends if an event of default under the facility agreement has occurred and is continuing or if the market value of the vessels does not exceed 140% of the loan amount;

→	selling or otherwise disposing of a vessel or other assets or assigning or transferring any rights or obligations under our Charters and our ship managment agreements;

→	changing the overall nature of our business; and

→	employing a technical and operational manager other than Northern Marine.

The facility agreement also contains financial covenants requiring that at all times: (i) the market value of our vessels will exceed 125% of the loan amount, (ii) the current value of our assets minus goodwill minus the book value of our liabilities will be at least 30% of the current value of our assets minus goodwill and (iii) that we and each of our wholly-owned subsidiaries will maintain positive working capital.

Events of Default

Each of the following events with respect to us or any of our wholly-owned subsidiaries, in some cases after the passage of time or notice or both, will be an event of default under the facility agreement:

→	non-payment of amounts due under the credit facility;

→	breach of our covenants;

→	misrepresentation;

→	cross-default of other indebtedness in excess of $1 million;

→	event of insolvency or bankruptcy;

→	certain changes in ownership in any of our wholly-owned subsidiaries;

→	any event or series of events (including a material adverse change in the financial condition of Stena, Concordia, the Charterers or Northern Marine, or the termination or cancellation of any of the Charters) occurs which, in the opinion of the agent bank, is reasonably likely to have a material adverse effect on us or any of our wholly-owned subsidiaries;

→	the failure of the common shares to continue to be listed on the New York Stock Exchange;

→	Northern Marine ceasing to be a subsidiary of Stena;

→	cessation of operations; and

→	unlawfulness or repudiation.

The facility agreement provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the credit facility be repaid immediately and terminate our ability to borrow under the credit facility and foreclose on the mortgages over the vessels and the related collateral.

Management

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our executive officers and directors. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Each of our directors was elected in October 2004. All of our current directors are independent.

Name	Age	Position
Michael K. Drayton	54	Class I Director and Chairman
E. Grant Gibbons	52	Class II Director
Stephen O. Jaeger	60	Class III Director and Deputy Chairman
Arthur L. Regan	41	President and Chief Executive Officer
Tara L. Railton	42	Chief Financial Officer
Dawna Ferguson	53	Secretary

The term of our Class I director expires in 2007, the term of our Class II director expires in 2006 and the term of our Class III director expires in 2005.

Biographical information with respect to each of our directors, our President and our Chief Financial Officer is set forth below.

Michael K. Drayton has been Head of the Sale & Purchase Division of Galbraith's Ltd., a U.K. ship brokerage company, from 1987 until 2003 and is currently responsible for the strategic direction of the Galbraith's group. Mr. Drayton is a director of Galbraith's Ltd. and its parent company, Galbraith Holdings Ltd. Mr. Drayton is also a director of the Baltic Exchange, the world's leading shipping exchange, since 2000. Mr. Drayton is a citizen and resident of the United Kingdom.

Dr. E. Grant Gibbons has been a member of the Bermudian parliament since 1994. From 1995 to 1998 Dr. Gibbons served as the Bermudian Minister of Finance and beginning in 1999 has served as the opposition shadow Minister of Finance. Dr. Gibbons has been the leader of the opposition United Bermuda Party since 2001. Dr. Gibbons currently serves as a director of Gibbons Management Services Ltd., an internal services division of a diversified, privately-held business and as Deputy Chairman of Colonial Insurance Co. Ltd., an insurance company operating in Bermuda and throughout the Caribbean. Dr. Gibbons also currently serves as Managing Director of Wired Atlantic Ltd., a private equity firm investing in U.S. and European technology companies. Dr. Gibbons is a citizen and resident of Bermuda.

Stephen O. Jaeger has been the Chairman and Chief Executive Officer of eBT International, Inc., a software products and services company, since 1999. Prior to joining eBT, Mr. Jaeger was the Executive Vice President and Chief Financial Officer of Clinical Communications Group, Inc., a privately held provider of educational marketing services to the pharmaceutical and biotech industry, from 1997 to 1998. From 1995 to 1997, Mr. Jaeger served as Vice President, Chief Financial Officer and Treasurer of Applera Corp., formerly known as Perkin-Elmer Corporation, an analytical instruments and systems company with a focus on life sciences and genetic discovery. Prior to 1995, Mr. Jaeger was Chief Financial Officer and a director of Houghton Miffin Company and held various financial positions with the British Petroleum Company, Weeks Petroleum Limited and Ernst & Young LLP. Mr. Jaeger is a Certified Public Accountant. Mr. Jaeger is on the board of Savient Pharmaceuticals, Inc. and is the chairman of Savient's Audit Committee and is Savient's designated "financial expert." Mr. Jaeger is also on the board of Aradigm Corporation, a developer of drug delivery technologies. Mr. Jaeger serves on Aradigm's Audit Committee and is Aradigm's designated "financial expert."

Arthur L. Regan is our President and Chief Executive Officer. From 2001 to 2004, Mr. Regan was Vice President Business Development for Stena Bulk LLC, a U.S. based subsidiary of Stena responsible for commercial contracts and fleet development. From 1998 to 2001 Mr. Regan was the Charter Negotiator for StenTex LLC, a commercial joint venture between Texaco, Inc. and Stena Bulk LLC, which was responsible for arranging all of Texaco's tanker transportation requirements. From 1996 to 1998 Mr.

Management

Regan was the Manager of Commercial Operations for StenTex LLC. Mr Regan sailed for ten years as an officer on U.S. merchant tankers, including as a Master Mariner. Mr. Regan is a citizen and resident of the United States.

Tara L. Railton is our Chief Financial Officer. From January 2003 until September 2003, Ms. Railton was the President and Chief Executive Officer of the Centre Group Holdings Limited, a group of insurance, reinsurance, investment and holding companies owned by the Zurich Financial Services Group. From 1996 to 2003, Ms. Railton served as Senior Vice President and Chief Accounting Officer for the Centre Group. Ms. Railton is a chartered accountant. Ms. Railton is a citizen of Canada and resident of Bermuda.

Dawna Ferguson is our Secretary. Ms. Ferguson is a corporate manager in Codan Services Limited. She oversees the corporate administration for a group of over 350 Bermuda registered entities varying in type from holding companies, insurance Companies, E-Commerce companies, foreign sales corporations, partnerships of various types and mutual fund companies. Ms. Ferguson is a Fellow of the Institute of Chartered Secretaries and Administrators in Canada.

We pay each of our directors an annual fee of $25,000, which includes service on any committee. Mr. Regan receives an annual compensation of $280,000, including benefits. Ms. Railton receives an annual compensation of $180,000, including benefits. We currently have an audit committee consisting of Mr. Jaeger and Dr. Gibbons. Our board of directors has determined that Mr. Jaeger qualifies as an "audit committee financial expert" within the meaning of Item 16A of Form 20-F.

Principal and Selling Shareholders

As of October 15, 2004, 12,000 founder shares were outstanding. A subsidiary of Stena owns 6,000 founder shares and a subsidiary of Concordia owns 6,000 founder shares. As part of the purchase price for our vessels, Concordia will indirectly receive approximately 17.2% of our outstanding common shares and Stena will indirectly receive 7.7% of our outstanding common shares. If the underwriters fully exercise the over-allotment option, Concordia will indirectly hold 9.9% of our outstanding common shares and Stena will indirectly hold 4.5% of our outstanding common shares.

The following table sets forth information regarding the ownership of common shares by each of the subsidiaries of Concordia and Stena and the two companies owned by Stena and Fram, whom we refer to as the selling shareholders, which will receive common shares as part of the purchase price for our vessels and which may sell shares to the underwriters to cover over-allotments. The selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with sales of shares pursuant to the underwriters' exercise of their over-allotment option.

Name of Selling Shareholder	Number of common shares to be received in connection with the vessel purchase	Percentage ownership of common shares	Total number of common shares to be sold in connection with full exercise of the over-allotment option	Percentage ownership of common shares following full exercise of over-allotment option
CM V-Max I Limited(1)	1,332,450	8.6%	565,058	5.0%
CM V-Max II Limited (1)	1,332,450	8.6%	565,058	5.0%
Panisland Ltd.(2)	372,600	2.4%	158,010	1.4%
Panocean Ltd.(2)	372,600	2.4%	158,010	1.4%
Oceanspirit Ltd.(3)	319,950	2.1%	135,682	1.2%
Oceansong Ltd.(3)	319,950	2.1%	135,682	1.2%

(1)	An indirect wholly owned subsidiary of Concordia.
(2)	A company indirectly owned 75% by Stena and 25% by Fram.
(3)	An indirect wholly owned subsidiary of Stena.

We have entered into a registration rights agreement with the selling shareholders pursuant to which they will collectively have three demand registration rights relating to the common shares that they hold, subject to the requirement that the amount of securities covered by each demand registration be at least equal to 10% of our outstanding common shares following completion of this offering. The registration rights agreement provides that the selling shareholders have the right to assign their rights under the agreement in connection with a transfer of their common shares.

If the selling shareholders exercise their demand registration rights, we will file a registration statement or prospectus and undertake an offering in the United States, as requested by them.

In addition to their demand registration rights, the selling shareholders will have piggyback registration rights whenever we register additional common shares, subject to certain cutbacks (the shares to be registered by the selling shareholders would be the first to be cut back) and certain other conditions.

We have agreed to pay all costs and expenses in connection with piggyback registrations and, in connection with demand registrations, up to a total of $500,000 and thereafter to split all additional costs equally with the selling shareholders, except in each case we will not pay any underwriting discounts and commissions applicable to the securities sold by the selling shareholders or any of their legal fees and expenses. We have also agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act in connection with each registration.

For more detailed information regarding the terms of the registration rights agreement, please see the form of registration rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Related Party Transactions

We were incorporated in September 2004 as a jointly owned subsidiary of Stena and Concordia. Stena and Concordia each own 50% of our founder shares. We will acquire our assets, which will consist of our Fleet of six vessels, from subsidiaries of Concordia and Stena and two companies owned by Stena and Fram. We are also entering into ship management agreements with Northern Marine, a wholly-owned subsidiary of Stena. We do not have a corporate policy regarding related party transactions, nor are there any provisions in our memorandum of association or bye-laws regarding related party transactions other than the provision in our bye-laws, as permitted by the Companies Act 1981 of Bermuda, that we, or any of our subsidiaries, may enter into a contract in which a director is directly or indirectly interested, but the director must disclose his or her interest to our board of directors at the first opportunity at a meeting of directors or by writing to the directors.

Memoranda of Agreement.    Pursuant to the memoranda of agreement entered into in October 2004, we have agreed to acquire six tankers from subsidiaries of Concordia and Stena, and two companies owned by Stena and Fram. The total purchase price for these vessels will be equal to the net proceeds from the sale of 11,450,000 common shares pursuant to this offering, borrowings of $135 million under our secured credit facility and the issuance of 4,050,000 common shares to subsidiaries of Concordia and Stena and two companies owned by Stena and Fram. The actual purchase price for our six tankers will vary depending on the final offering price per share. Assuming an offering price of $17.50 per share, the mid-point of the initial public offering price range, the purchase price for our Fleet will be approximately $389.7 million.

The Charters.    Our wholly-owned subsidiaries have agreed to charter our vessels to the Charterers, which are subsidiaries of Stena and Concordia. The Basic Hire payable to us under the Charters have been fixed in advance. In addition to the Basic Hire, the Charterers have agreed to pay us Additional Hire quarterly in arrears. Stena and Concordia have each agreed to guarantee the performance of their respective subsidiaries under each of the Charters, including the payment of Basic Hire and Additional Hire. We have agreed to guarantee the obligations of each of our subsidiaries under the Charters.

Upon expiration of the Sun International charters, which are scheduled to expire 30 days before or after June 2007 for one charter and 30 days before or after September 2007 for the other, if Sun International does not extend a charter with Concordia at a time charter rate at least equal to the Basic Hire under our charters with Concordia, we will have the option to terminate that charter with Concordia on 60 days prior notice until one year following the expiration of the Sun International charters, unless Concordia has (a) entered into new time charters for each of the vessels at a time charter rate at least equal to the Basic Hire under our charters with Concordia for the remainder of the charter period with a company (or its subsidiary) having a credit rating of "BBB" or higher from Standard & Poor's Rating Services or "Baa2" or higher from Moody's Investors Service, Inc. or (b) provided cash collateral initially in an amount equal to $7.5 million per charter, decreasing quarterly thereafter pro rata, as security for its payment obligations under the Charter. In the event we terminate a charter with Concordia as described above, Stena has agreed to cause Stena Bulk to charter from us the V-MAX tanker previously subject to that charter at a time charter rate equal to the Basic Hire under that charter for the remainder of the charter period and otherwise on the terms and conditions of that charter, and to guarantee the obligations of Stena Bulk under the new charter with us.

Ship Management Agreements.    Our vessel owning subsidiaries are entering into fixed rate ship management agreements with Northern Marine, a wholly-owned subsidiary of Stena, pursuant to which Northern Marine will be responsible for the technical management of our vessels. We expect that Northern Marine will outsource some of these services to third party providers. Northern Marine has agreed to indemnify us for the loss of Basic Hire for each of our vessels in the event, for circumstances specified under the relevant Charter, the vessel is off hire or receiving reduced hire for more than five days during any twelve-month period, net of amounts received by us from off hire insurance. Both we and Northern Marine have the right to terminate any of the ship management agreements if the relevant Charter has been terminated. The ship management agreements also require Northern Marine to maintain insurance for each of the vessels. Under the ship management agreements, each of our vessel owning subsidiaries will pay Northern Marine a fixed fee per day per vessel, which increases 5% per year

Related Party Transactions

for as long as the relevant Charter is in place. In addition, for each day a vessel is on hire over 360 days during any twelve-month period following the date the vessels are delivered to us we have agreed to pay Northern Marine an incentive payment in an amount equal to the Basic Hire for such vessel. Under the ship management agreements, Northern Marine has agreed to return our vessels in-class and in the same good order and condition as when delivered, except for ordinary wear and tear. We have agreed to guarantee the obligations of each of our subsidiaries under the ship management agreements.

Stena has agreed to guarantee the payment of amounts due to us by Northern Marine under the ship management agreements as a result of off hire or reduced hire of the vessels. In addition, in the event we terminate our ship management agreements with Northern Marine because Northern Marine has failed to perform its obligations under such agreements, Stena has agreed to provide a replacement ship manager to perform the obligations set forth in our ship management agreements on the same terms and for the same fixed amount payable to Northern Marine.

Registration Rights.    We have entered into a registration rights agreement with the subsidiaries of Concordia and Stena and the companies owned by Stena and Fram pursuant to which we have agreed to register the shares owned by such companies for sale to the public.

Registrar and Transfer Agent

The registrar and transfer agent for the common shares is HSBC Bank USA, N.A.

Shares Eligible for Future Sale

Upon completion of this offering, we will have 15,500,000 common shares outstanding. Of these shares, only the 11,450,000 common shares sold in this offering, or 13,167,500 common shares if the underwriters' over-allotment option to purchase 1,717,500 shares from the selling shareholders is exercised in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares purchased by one of our "affiliates," which will be subject to the resale limitations of Rule 144 under the Securities Act. After the consummation of this offering and assuming no exercise by the underwriters of their over-allotment option, the selling shareholders will own a total of 4,050,000 common shares, all of which were acquired in private transactions not involving a public offering and these shares are therefore treated as "restricted securities" for purposes of Rule 144. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who owns shares that were acquired from the issuer or an affiliate at least one year ago, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding common shares, which would be approximately 155,000 shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in our common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

We and our directors and officers have agreed during the period beginning from the date of the prospectus and continuing to and including the date 270 days after the date of this prospectus, not to offer, sell, contract to sell or otherwise dispose of any of our securities which are substantially similar to the common shares or which are convertible or exchangeable into securities which are substantially similar to the common shares, without the prior written consent of UBS Securities LLC and Jefferies & Company, Inc. The selling shareholders have also agreed not to sell or otherwise dispose of any shares owned by them for 270 days without prior written consent of UBS Securities LLC and Jefferies & Company, Inc.

We have entered into registration rights agreements with the selling shareholders that entitle them to have all of their shares registered for sale in the public market following the expiration of a 270 day period after the date of this prospectus. In addition, all of these shares could be sold into the public market after one year pursuant to Rule 144, as described above.

Prior to this offering, there has been no public market for our common shares, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our common shares in the public market or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

Description of Share Capital

The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

GENERAL

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 35836. We were incorporated on September 21, 2004 under the name Arlington Tankers Ltd. Our registered office is located at 2 Church Street, Hamilton, Bermuda. Our agent for service of process in the United States in connection with this offering is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711.

SHARE CAPITAL

Immediately following the completion of this offering, our authorized share capital will consist of 12,000 founder shares, par value $1.00 per share, 20,000,000 common shares, par value $0.01 per share and 4,000,000 undesignated preference shares par value $0.01 per share. Upon completion of this offering, there will be 12,000 founder shares issued and outstanding, 15,500,000 common shares issued and outstanding and no preference shares issued and outstanding. All of our issued and outstanding founder shares prior to completion of this offering are and will be fully paid, and all of our common shares to be issued in this offering will be issued fully paid.

Pursuant to our bye-laws, subject to the requirements of any stock exchange on which our shares are listed and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

COMMON SHARES

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

PREFERENCE SHARES

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of the Company.

FOUNDER SHARES

Pursuant to Bermuda law, our minimum issued share capital is $12,000. Accordingly, at the time of our incorporation 6,000 founder shares of par value $1.00 each were issued to each of Stena and Concordia. The founder shares carry no voting rights at any time that shares of any other class are issued and

Description of Share Capital

outstanding, except as required by Bermuda law. The founder shares also have no right to dividends, but they share equally with the common shares (on a pro rata basis) upon our liquidation or dissolution.

DIVIDEND RIGHTS

Under Bermuda law, a company's board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the sum of its liabilities and issued share capital (par value) and share premium accounts (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). In future years, the realizable value of our assets may decrease, thereby restricting our ability to pay dividends unless shareholders approve a resolution reducing our share premium account by transferring an amount to our contributed surplus account. Under our bye-laws, each common share is entitled to dividends if and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

MODIFICATION OF SHAREHOLDER RIGHTS

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% in nominal value of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those shares, vary the rights attached to existing shares. In addition, the creation or issue of preferred shares ranking prior to common shares will not be deemed to vary the rights attached to common shares.

TRANSFER OF SHARES

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor's right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

MEETINGS OF SHAREHOLDERS

Our bye-laws and Bermuda law provide that any resolution required or permitted to be passed by our shareholders must be passed at an annual or special general meeting of our shareholders or by the unanimous written consent of our shareholders. Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 30 days' notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such

Description of Share Capital

meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of our issued and outstanding voting shares.

Our bye-laws provide that shareholders are required to give us advance notice of any business to be introduced at any annual general meeting. The advance notice provisions provide that, for business to be properly introduced by a shareholder when such business is not specified in the notice of meeting or brought at the direction of our board of directors, the shareholder must have given notice not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to shareholders or the date on which public disclosure of the of the annual general meeting was made. Any business not properly brought before such meeting will not be transacted.

Our bye-laws provide that the shares of any of our vessel owning subsidiaries or the vessels owned by such subsidiaries may only be sold or otherwise disposed of or (in the case of the vessels) caused to be sold or otherwise disposed of if such sale or disposal is approved by resolution of our shareholders. The bye-laws of our subsidiaries provide that the vessels owned by such subsidiaries may not be sold or otherwise disposed of without shareholder approval. These restrictions do not apply to mortgages of vessels, pledges or charges of shares of subsidiaries which own vessels, time charters, demise charters, voyage charters, contracts of affreightment, sale and lease back transactions or other similar transactions.

ACCESS TO BOOKS AND RECORDS AND DISSEMINATION OF INFORMATION

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company's memorandum of association, including its objects and powers, and certain alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings of shareholders and the company's audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

ELECTION AND REMOVAL OF DIRECTORS

Our bye-laws provide that our board shall consist of three directors. Our board is divided into three classes that are of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. Our bye-laws do not provide for cumulative voting in the election of directors.

Our bye-laws provide that shareholders are required to give us advance notice of any person they wish to propose for election as a director if that person is not proposed by our board of directors. These advance notice provisions provide that the shareholder must have given written notice of such proposal not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be given not later than 10 days

Description of Share Capital

following the earlier of the date on which notice of the annual general meeting was mailed to shareholders or the date on which public disclosure of the date of the annual general meeting was made. In the case of a special general meeting called for the purpose of electing directors, notice by the shareholder must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was mailed to shareholders or the date on which public disclosure of the date of the special general meeting was made. Any nomination not properly made will be disregarded.

A director may be removed only for cause by the shareholders, provided notice is given to the director of the shareholders meeting convened to remove the director and provided such removal is approved by the affirmative vote of the holders of at least 80% of the issued and outstanding common shares. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

PROCEEDINGS OF BOARD OF DIRECTORS

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by our board. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting.

WAIVER OF CLAIMS BY SHAREHOLDERS; INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our bye-laws contain a provision whereby our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in our bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

AMENDMENT OF MEMORANDUM OF ASSOCIATION AND BYE-LAWS

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of the shareholders. In the case of certain bye-laws, such as the bye-laws relating to the classified board and director removal provisions, shareholder approval to sell a vessel or a vessel owning subsidiary, advance notice of director nominations and other business to be proposed by shareholders at general meetings of the shareholders and limitations on business combinations between us and interested shareholders, the required resolutions to amend such bye-laws must include the affirmative vote of at least 80% of the votes attaching to all our issued and outstanding voting shares.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company's issued share capital have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act 1981. Where such an application is made, the amendment becomes effective only to the extent that it is

Description of Share Capital

confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

AMALGAMATIONS AND BUSINESS COMBINATIONS

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company's board of directors and by its shareholders. Our bye-laws provide that an amalgamation (other than an amalgamation with a wholly owned subsidiary or an amalgamation discussed in the following paragraph) must be approved by a majority of the votes cast at a general meeting of our shareholders at which the quorum shall be two or more persons representing more than 50% of our issued and outstanding voting shares.

Although Bermuda law does not contain specific provisions regarding "business combinations" between companies incorporated under the laws of Bermuda and "interested shareholders," our bye-laws contain such provisions. Our bye-laws require that, in addition to any other approval that may be required by applicable law, any business combination with an interested shareholder within a period of three years after the date of the transaction in which the person became an interested shareholder must be approved by our board and authorized at an annual or special general meeting by the affirmative vote of at least 66 2/3% of our issued and outstanding voting shares that are not owned by the interested shareholder, unless:

→	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

→	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and outstanding voting shares at the time the transaction commenced.

For purposes of these provisions, "business combinations" include mergers, amalgamations, consolidations and sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets. An "interested shareholder" is a person that beneficially owns 15% or more of our issued and outstanding voting shares and any person affiliated or associated with us that owned 15% or more of our issued and outstanding voting shares at any time three years prior to the relevant time, except that so long as Concordia either alone or together with any of its affiliates and associates owns 15% or more of our issued and outstanding voting shares, neither Concordia nor any of its affiliates or associates shall be an interested shareholder unless, following the consummation of the transactions contemplated in connection with this offering (including our acquisition of vessels), Concordia or its affiliates or associates acquires additional voting shares representing 3% or more of our issued and outstanding voting shares.

APPRAISAL RIGHTS AND SHAREHOLDER SUITS

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder's shares may apply to the Supreme Court of Bermuda within one month of notice of the shareholders meeting to appraise the fair value of those shares.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

Description of Share Capital

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

CAPITALIZATION OF PROFITS AND RESERVES

Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

REGISTRAR OR TRANSFER AGENT

A register of holders of the common shares will be maintained by Codan Services Limited in Bermuda, and a branch register will be maintained in the United States by HSBC Bank USA, N.A., who will serve as branch registrar and transfer agent.

UNTRACED SHAREHOLDERS

Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for seven years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by mail or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder's new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend warrant or check.

CERTAIN PROVISIONS OF BERMUDA LAW

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a

Description of Share Capital

trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Tax Considerations

The following is a discussion of the material Bermuda and U.S. Federal income tax consequences relating to the acquisition, ownership or disposition of our common shares and should not be construed as legal or professional tax advice. This discussion is based on the laws as in force and as applied in practice as of the date of this offering and is subject to any subsequent modifications to those laws or practices, which modifications may apply with retroactive effect. The statements of law or legal conclusions under the headings "Taxation of the Company—United States Federal Income Taxation of the Company" and "Tax Consequences to Holders—United States Federal Income Tax Consequences to Holders" constitute the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special counsel. The statements of law or legal conclusions under the headings "Taxation of the Company—Bermuda Taxation of the Company" and "Tax Consequences to Holders—Bermuda Tax Consequences to Holders" constitute the opinion of Conyers Dill & Pearman, our special counsel. Such opinions are based on facts described in this prospectus and are based on and subject to various other assumptions, qualifications, representations and determinations set forth in this prospectus and in the opinions filed as exhibits to the registration statement of which this prospectus forms a part. Any alteration or incorrectness of such facts, assumptions, qualifications, representations or determinations could adversely affect such opinions. You are urged to consult your tax advisors concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction.

TAXATION OF THE COMPANY

Bermuda Taxation of the Company

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax or capital transfer tax payable by us. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

United States Federal Income Taxation of the Company

The following discussion describes the material U.S. federal income tax consequences, as of the date hereof, to the Company. The discussion is based upon the provisions of the U.S. Internal Revenue Code (the "Code"), the U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date of this offering, and all of which may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. We have not obtained a ruling from the Internal Revenue Service ("IRS") on the matters discussed below, and the views expressed below have no binding effect on the IRS. We cannot assure you that our conclusions below would be sustained by a court of law if challenged by the IRS.

It is anticipated that substantially all of our gross income will be derived from and attributable to the ownership, use and operation of vessels in international commerce by us and will principally consist of income from time charters ("Time Chartering Income").

General Taxation of Operating Income

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels in the carriage of passengers or cargo for hire, from the leasing of vessels for use in the carriage of passengers or cargo for hire on a time or voyage, space or slot, or bareboat charter basis, or from the performance of services incidental to such use ("Shipping Income"), to the extent that such Shipping

Tax Considerations

Income is derived from sources within the United States. For these purposes, 50% of Shipping Income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States constitutes income from sources within the United States ("50% U.S.-source Shipping Income"). The non-exempt 50% U.S.-source Shipping Income is subject to a 4% tax on the amount of such income, not reduced by any deductions, and is not subject to the alternative net and branch tax regime only applicable to Shipping Income derived from vessels that operate on a "published schedule," which our vessels will not do.

A foreign corporation, such as ourselves, which does not maintain, nor currently contemplates maintaining, an office or other fixed place of business within the United States is not subject to U.S. federal income taxation with respect to Shipping Income that is not considered to be from sources within the United States, such as income attributable to transportation that begins and ends outside of the United States and 50% of the Shipping Income that is attributable to transportation that begins or ends (but does not both begin and end) in the United States.

The vessels will be operated in various parts of the world and, in part, are expected to be involved in transportation of cargo that begins or ends (but does not both begin and end) in United States ports.

Exemption of Operating Income from U.S. Taxation

If we qualify for the exemption from U.S. federal income tax pursuant to Section 883 of the Code (the "Section 883 Exemption"), our Shipping Income will not be subject to U.S. federal income tax. We believe that we will qualify for the Section 883 Exemption immediately following the offering. However, there can be no assurance that we will satisfy the Section 883 Exemption requirements immediately following the offering or that we will continue to qualify for the Section 883 Exemption in the future.

Our Shipping Income will qualify for the Section 883 Exemption for a taxable year if in respect of the category of Shipping Income for which the exemption is being claimed:

→	our subsidiary generating the Shipping Income (or the company, with respect to Shipping Income of a subsidiary that is not treated as a corporation for U.S. federal income tax purposes) is organized in a foreign country that grants an "equivalent exemption" from tax to corporations organized in the United States; and

→	either

→	our common shares are "primarily and regularly traded on an established securities market" in that same foreign country, in the United States or in another country that grants an "equivalent exemption" to United States corporations during the applicable taxable year (the "Publicly Traded Test");

→	more than 50% of the value of our shares is treated as owned, directly or indirectly, for at least half of the number of days in the taxable year by one or more "qualified shareholders" (the "Ownership Test"); or

→	we are a controlled foreign corporation (as defined in the Code) and other applicable conditions are met (the "CFC Test").

The U.S. Treasury Department has recognized Bermuda, our country of organization and our subsidiaries' country of organization, as a foreign country that grants an equivalent exemption to United States corporations. Our qualification for the Section 883 Exemption should thus depend solely upon whether we meet any of the Publicly Traded Test, the Ownership Test or the CFC Test.

As explained below, we expect to satisfy the Publicly Traded Test immediately following the offering. However, there can be no assurance that we will do so or that we will continue to satisfy the test in the future. It is unclear whether we will satisfy either of the Ownership Test or the CFC Test immediately following the offering.

The Publicly Traded Requirement.    Final regulations were issued in 2003 that define the scope of the Publicly Traded Test and Ownership Test. The regulations define the term "primarily and regularly traded on an established securities market," for purposes of the Publicly Traded Test.

Tax Considerations

Under the regulations, shares traded on an established securities market in a particular country will be considered to be "primarily and regularly traded" on a securities market in that country if:

→	with respect to each class of shares, the number of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares traded during that year on established securities markets in any other single country;

→	shares representing more than 50% of all classes of the issuer's outstanding shares (by voting power and value) is listed on that market or markets during the taxable year; and

→	with respect to each class of the issuer's shares relied on to meet the more than 50% requirement immediately above, either

→	each such class is traded on that market or markets, other than in de minimis quantities, on at least 60 days during the taxable year, and the aggregate number of shares in each such class of the issuer's shares that are traded on that market or markets during the taxable year is at least 10 percent of the average number of shares outstanding in that class during the taxable year; or

→	if each such class is traded during the taxable year on an established securities market in the United States, such class of shares is regularly quoted by brokers and dealers making a market in the shares.

Following the offering, we anticipate that more than 50% of our common shares, the sole class of our shares that will be issued and outstanding, will be listed on the New York Stock Exchange, which is an established securities market in the United States. In addition, we anticipate that our shares will be regularly quoted by brokers and dealers making a market in our shares.

Notwithstanding the foregoing, the regulations also provide, in pertinent part, that a class of shares will not meet the Publicly Traded Test for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, for more than half the number of days during the taxable year by persons who each own, actually or constructively under specified share attribution rules, 5% or more of the vote and value of the outstanding shares ("5% Shareholders").

We anticipate that, immediately following the offering, 5% Shareholders will own or will be deemed to own in the aggregate under applicable rules less than 50%, but more than 20%, of our shares, assuming that no person acquires 5% or more of our shares pursuant to the offering or otherwise holds 5% or more of our shares following the offering. In that respect, Concordia is expected to own approximately 17.2% and Stena is expected to own approximately 7.7% of our common shares immediately following the offering. In addition, prior to the offering, only 12,000 founder shares of our company were issued and outstanding which were owned by Stena and Concordia. Therefore, we expect to satisfy the Publicly Traded Test immediately following the offering. However, 50% or more of our shares may be held by 5% Shareholders immediately following the offering if one or more persons, other than investment companies registered under the Investment Company Act of 1940, purchases 5% or more of our outstanding shares in the offering, in which case we may not satisfy the Publicly Traded Test unless we can establish that there are sufficient 5% Shareholders that are considered to be "qualified shareholders" (as defined below under "—The Ownership Requirement") to preclude "non-qualified" 5% Shareholders from owning 50% or more of our outstanding shares. Similarly, even if we satisfy the Publicly Traded Test immediately following the offering, we may not satisfy the requirement in the future due to persons subsequently acquiring and holding 5% or more of our shares.

The Ownership Requirement.    The regulations also address whether a foreign corporation's shareholders are "qualified shareholders" for purposes of the Ownership Test. In general, shareholders will be qualified shareholders only if the shareholders:

→	are either (A) individuals who are residents of a country that grants an equivalent exemption, (B) certain governmental entities of a country that grants an equivalent exemption, (C) foreign corporations organized in a country that grants an equivalent exemption and that satisfy the Publicly Traded Test, (D) certain not-for-profit organizations organized in a country that grants an

Tax Considerations

equivalent exemption, (E) individual beneficiaries of certain pension funds that are administered in or by a country that grants an equivalent exemption, or (F) shareholders of certain foreign corporations that are airlines organized in a country that grants an equivalent exemption. For these purposes, shares owned by a corporation, partnership, estate or trust is treated as proportionately owned by its shareholders, partners or beneficiaries, as the case may be;

→	do not own their interests in the corporation through bearer shares; and

→	provide required documentation to the corporation and the corporation satisfies applicable reporting requirements.

If in the future we believe that more than 50% of our shares are owned by residents of countries that grant equivalent exemptions (and we do not satisfy the Publicly Traded Test), we may seek the required documentation from our shareholders to enable us to satisfy the Ownership Test. Because of the difficulties in obtaining the required documentation from our shareholders, however, there can be no assurance that we will be able to satisfy the Ownership Test.

While we anticipate that we will qualify for the Section 883 Exemption, if the exemption is not applicable to us, we generally will be subject to a 4% U.S. federal income tax on our 50% U.S.-source Shipping Income.

Gain on Sale of Vessels

Regardless of whether we qualify for the Section 883 Exemption, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States, as determined for U.S. federal income tax purposes, and we do not maintain an office or other fixed business in the United States that participated in such sale. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel and risk of loss with respect to the vessel pass to the buyer outside of the United States. We intend to structure sales of our vessels, to the extent commercially feasible, so that the sale of any vessel will be considered to occur outside of the United States.

TAX CONSEQUENCES TO HOLDERS

Bermuda Tax Consequences to Holders

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

United States Federal Income Tax Consequences to Holders

The following is a discussion of the material U.S. federal income tax consequences to initial holders of our common shares who acquire our common shares in this offering. The discussion is based upon the provisions of the Code, the U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date of this offering, and all of which may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. We have not obtained a ruling from the IRS on the matters discussed below, and the views expressed below have no binding effect on the IRS. We cannot assure you that our conclusions below would be sustained by a court of law if challenged by the IRS.

The discussion below does not address the effects of any state, local or non-U.S. or other tax laws. In addition, the discussion below relates only to persons who hold our common shares as a capital asset.

Tax Considerations

The tax treatment of a holder may vary depending upon the holder's particular situation. This discussion does not address special situations, such as those of dealers in securities or currencies, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, financial institutions, persons holding common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, persons that own 10% or more of our voting shares, investors in pass-through entities, or U.S. Holders (as defined below) whose "functional currency" is not the U.S. dollar. This discussion also assumes that any dividends will be payable, and sales and exchanges of our common shares will be effected, in U.S. dollars. Holders are urged to consult their tax advisors as to the tax consequences to them of acquiring, owning and disposing of our common shares, including the effects of state, local, non-U.S. and other tax laws.

As used in this section, a "U.S. Holder" means a beneficial owner of our common shares who is, for U.S. federal income tax purposes:

→	a citizen or individual resident of the United States;

→	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

→	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

→	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. persons.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares we urge you to consult your tax advisor.

United States Federal Income Tax Consequences to U.S. Holders

Distributions.    Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions made to U.S. Holders on our common shares will be taxable as dividend income to the extent that the distributions are made out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our current or accumulated earnings and profits will be treated first as a tax-free return of capital which reduces the U.S. Holder's tax basis in our common shares to the extent thereof, and thereafter as capital gain from the sale or exchange of our common shares. Under recently enacted legislation, dividends paid through 2008 will generally be taxed to you at the rates applicable to long term capital gains, provided that a minimum holding period and other requirements are satisfied. Dividends received on our common shares by corporate U.S. Holders generally will not be eligible for the dividends received deduction.

For U.S. foreign tax credit purposes, amounts taxable as dividends generally will be treated as foreign source income and generally will constitute "passive" income. The rules relating to the determination of U.S. foreign tax credits are complex, and we urge you to consult your tax advisor to determine whether and to what extent you would be entitled to these credits.

Disposition.    Subject to the discussion below under "Passive Foreign Investment Company Considerations," gain or loss recognized by a U.S. Holder of our common shares on the sale, exchange or other disposition of our common shares generally will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in the common shares surrendered. If you are a noncorporate U.S. Holder, long term capital gains derived from the sale, exchange or other disposition of our common shares are generally eligible for reduced rates of taxation. The gain or loss will be long term capital gain or loss if the U.S. Holder's holding period for our common shares is more than one year. Any gain or loss so recognized generally will be U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Tax Considerations

Passive Foreign Investment Company Considerations.    Special and adverse U.S. income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes. In general, we will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

→	75% or more of our gross income in a taxable year is "passive income" (generally including dividends, interest, rents, royalties, gains from commodities and securities transactions, annuities, gains from the disposition of assets producing passive income, and amounts derived by reason of the temporary investment of funds raised in the offering ); or

→	at least 50% of our assets in a taxable year (averaged over the year and generally determined based upon value) produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's shares. In addition, income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our proposed method of operation, certain estimates of our gross income and gross assets, and our intended use of the proceeds of the offering, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat our Time Chartering Income as services income, rather than rental income. Accordingly, we believe that our Time Chartering Income does not constitute passive income, and the assets that we own and operate in connection with the production of that income, primarily the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, because there are uncertainties in the application of the PFIC rules, because the PFIC test is an annual test, and because, although we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, there could be changes in the nature and extent of our operations in future years, there can be no assurance that we will not become a PFIC in any taxable year.

If we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), each U.S. Holder who is treated as owning our shares for purposes of the PFIC rules would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions (i.e., the portion of any distributions received by the U.S. Holder on our common shares in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for the common shares) and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the U.S. Holder's holding period of our common shares. The U.S. federal income tax at ordinary rates and interest would not be imposed if the U.S. Holder either elects to treat the company as a "qualified electing fund" (a "QEF election") or makes a mark-to-market election, as discussed below.

The above rules relating to the taxation of excess distributions and dispositions will not apply to a U.S. Holder who has made a timely QEF election for all taxable years that the holder has held its common shares and the Company was a PFIC. Instead, each U.S. Holder who has made a timely QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of the net capital gain of the company as long term capital gain, regardless of whether the Company has made any distributions of the earnings or gain. The U.S. Holder's basis in the common shares will be increased to reflect taxed but undistributed income. Distributions of income that had been previously taxed will result in a corresponding reduction in the basis in the common shares and will not be taxed again once distributed. A U.S. Holder making a QEF election would generally recognize capital gain or loss on the sale, exchange or other disposition of our

Tax Considerations

common shares. Persons who are considering purchasing our common shares should be aware that if, contrary to our expectations, we were classified as a PFIC, we might not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make a QEF election.

Alternatively, if we were to be treated as a PFIC for any taxable year and provided that our common shares are treated as "marketable," a U.S. Holder may make a mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the common shares at the close of any taxable year over the U.S. Holder's adjusted tax basis in the common shares is included in the U.S. Holder's income as ordinary income. In addition, the excess, if any, of the U.S. Holder's adjusted tax basis at the close of any taxable year over the fair market value of the common shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains on the shares that the U.S. Holder previously included in income under the election in prior taxable years. If a U.S. Holder makes a mark-to-market election after the beginning of its holding period of our common shares, the U.S. Holder would be subject to interest charges with respect to the inclusion of ordinary income attributable to the period before the effective date of such election. A U.S. Holder's tax basis in its common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

A U.S. Holder who holds our common shares during a period when we are a PFIC will generally be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. Holder's holding of our common shares, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a mark-to-market or QEF election. U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including as to the advisability of choosing to make a QEF or mark-to-market election.

Information Reporting And Backup Withholding.    In general, information reporting requirements will apply to U.S. Holders, other than certain exempt recipients (such as corporations), with respect to payments of dividends on, and to proceeds from the disposition of, our common shares. Backup withholding tax will generally apply to such payments if the U.S. Holder fails to provide a correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS. U.S. Holders are urged to consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on, and dispositions of, our common shares.

United States Federal Income Tax Consequences to Non-U.S. Holders

A non-U.S. Holder is a beneficial owner of our common shares, other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes, who is not a U.S. Holder.

Distributions and Disposition.    In general, and subject to the discussion below under "Information Reporting and Backup Withholding," a non-U.S. Holder will not be subject to U.S. federal income or withholding tax on income from distributions with respect to, or gain upon the disposition of, our common shares, unless (1) such income or gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States, and in a case where the non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to such income or gain, that income or gain is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States, (2) in the case of gain realized by an individual non-U.S. Holder upon a disposition of our common shares, the non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other applicable conditions are met or (3) with respect to distributions, at least 25% of our gross income for the three-year period preceding the year the distribution is declared is effectively connected with the conduct by us of a trade or business in the United States.

In the event that clause (1) in the preceding paragraph applies, the income or gain generally will be subject to regular U.S. federal income tax in the same manner as if the income or gain, as the case may

Tax Considerations

be, were realized by a U.S. Holder. In addition, if the non-U.S. Holder is a non-U.S. corporation, the earnings and profits that are attributable to effectively connected income may be subject to a branch profits tax at a rate of 30%, or at a lower rate as may be provided by an applicable income tax treaty. In the event that clause (2), but not clause (1), in the preceding paragraph applies, the gain generally will be subject to tax at a rate of 30%, or a lower rate as may be provided by an applicable income tax treaty. In the event that clause (3), but not clause (1), in the preceding paragraph applies, a portion of the distribution generally will be subject to U.S. federal withholding tax at a rate of 30%, or a lower rate as may be provided by an applicable income tax treaty.

Information Reporting And Backup Withholding.    If our common shares are held by a non-U.S. Holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required with respect to distributions on, and dispositions of, our common shares. Information reporting, and possibly backup withholding, may apply if our common shares are held by a non-U.S. Holder through a U.S., or U.S. related, broker or financial institution and the non-U.S. Holder fails to provide a taxpayer identification number, certify as to its foreign status on IRS Form W-8BEN or other applicable form, or otherwise establish an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on, and dispositions of, our common shares.

Underwriting

We are offering our common shares described in this prospectus through the underwriters named below. UBS Securities LLC and Jefferies & Company, Inc. are the representatives of the underwriters. We and Concordia and Stena and the selling shareholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, the number of common shares listed next to its name in the following table:

Underwriters	Number of Shares
UBS Securities LLC
Jefferies & Company, Inc.
Bear, Stearns & Co. Inc.
Fortis Securities LLC
HSBC Securities (USA) Inc.
Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common shares and the common shares to be sold by the selling shareholders upon the exercise of the over-allotment option, if any, are offered subject to a number of conditions, including:

→	receipt and acceptance of our common shares by the underwriters, and

→	the underwriters' right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common shares, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The selling shareholders have granted the underwriters an option to buy up to an aggregate 1,717,500 additional common shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $        per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,717,500 shares.

	Paid by us		Paid by Concordia, Stena and Fram		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $1.8 million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and the selling shareholders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Jefferies & Company, Inc., offer, sell, contract to sell or otherwise dispose of or hedge our common shares or securities convertible into or exchangeable for our common shares. These restrictions will be in effect for a period of 270 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC and Jefferies & Company, Inc. may in their sole discretion, release all or some of the securities from these lock-up agreements.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities. The selling shareholders have also agreed to indemnify the underwriters in connection with the exercise by the underwriters of the over-allotment option.

NEW YORK STOCK EXCHANGE

We have applied to have our common shares approved for listing on the New York Stock Exchange under the trading symbol "ATB." To meet New York Stock Exchange distribution standards, the underwriters have undertaken to cause the common shares to be distributed in such a manner that as of the original listing date of the common shares:

(1)	there will be not less than 2,000 U.S. shareholders holding 100 or more common shares;

(2)	at least 1,100,000 publicly held common shares will be outstanding in the United States; and

(3)	the aggregate market value of publicly held common shares in the United States will be at least $60 million.

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares including:

→	stabilizing transactions;

→	short sales;

→	purchases to cover positions created by short sales;

→	imposition of penalty bids; and

→	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These transactions may also include making short sales of our common shares, which involves the sale by the underwriters

Underwriting

of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position, by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

→	the information set forth in this prospectus and otherwise available to representatives;

→	our history and prospects, and the history and prospects of the industry in which we compete;

→	our past and present financial performance and an assessment of our management;

→	our prospects for future earnings and cash flow, the present state of our development;

→	the general condition of the securities markets at the time of this offering;

→	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

→	other factors deemed relevant by the underwriters and us.

DIRECTED SHARE PROGRAM

At our request, certain of the underwriters have reserved up to 18,000 common shares (less than 1% of the aggregate common shares being offered by this prospectus) for sale at the initial public offering price to our directors and officers. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase no later than before the open of business on the day following the date of this prospectus, but in any event these persons are not obligated to purchase common shares and may not commit to purchase common shares prior to the effectiveness of the registration statement relating to this offering.

Any director or officer purchasing reserved shares will be prohibited from offering, selling, contracting to sell or otherwise disposing of the shares for a period of 270 days after the date of this prospectus.

Underwriting

AFFILIATIONS

Fortis Bank (Nederland) N.V., an affiliate of Fortis Securities LLC, and HSBC Bank plc., an affiliate of HSBC Securities (USA) Inc., are lenders under our $135 million secured credit facility, for which we have a commitment letter. The expected terms of the credit facility and our obligations thereunder are described under "Our Secured Credit Facility."

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Expenses of Issuance and Distribution

We estimate the expenses in connection with the issuance and distribution of our common shares in this offering, other than underwriting discounts and commissions, as follows:

SEC registration fee	$30,000
Printing and engraving expenses	250,000
Legal fees and expenses	1,500,000
Accountants' fees and expenses	300,000
NASD registration fee	20,000
NYSE filing fee	150,000
Blue sky fees and expenses	15,000
Transfer agent's fees and expenses	10,000
Miscellaneous costs	201,000
Total	$2,476,000

Legal Matters

Certain legal matters in connection with the sale of the shares offered hereby are being passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, as to matters of United States and New York law and by Conyers Dill & Pearman, Hamilton, Bermuda, as to matters of Bermuda law. Certain matters will be passed upon for the underwriters by Seward & Kissel LLP, New York, New York, and Appleby Spurling Hunter, Hamilton, Bermuda.

Experts

The audited predecessor combined carve-out financial statements included in this prospectus have been so included in reliance on the report of KPMG Bohlins AB, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

The section in this prospectus entitled "Industry" has been reviewed by Lorentzen & Stemoco AS, which has confirmed to us that it accurately describes the international tanker industry and market, as indicated in the consent of Lorentzen & Stemoco AS filed as an exhibit to the registration statement of which this prospectus is a part.

Where You Can Find More Information

We have filed with the SEC a registration statement including exhibits and schedules thereto on Form F-1 under the Securities Act of 1933 with respect to the common shares offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement, as permitted by SEC rules and regulations. For further information with respect to us and the common shares offered hereby, reference is made to the registration statement. In addition, following the effectiveness of the registration statement, we will become subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934 and will file such reports and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically, which you can access over the internet at http://www.sec.gov.

You may request a copy of our filings at no cost, by writing or telephoning us at the following address and telephone number:

Arlington Tankers Ltd.
First Floor, The Hayward Building
22 Bermudiana Road
Hamilton, HM 11
Bermuda
(441) 292-4456

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

Enforceability of Civil Liabilities Under U.S. Federal Securities Laws and Other Matters

We are organized under the laws of Bermuda. In addition, the majority of our directors and our officers, as well as all of the experts named herein, reside outside the United States, and all or a substantial portion of their assets and our assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult or impossible for investors to effect service of process within the United States on us or upon our non-U.S. directors and our officers or to recover against us or our non-U.S. directors or our officers on judgments of U.S. courts, including judgments based on the civil liability provisions of U.S. federal securities laws. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of common shares made hereby by serving Puglisi & Associates, our agent, irrevocably appointed for that purpose.

Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. Further there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction's public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

Glossary of Shipping Terms

The following are definitions of certain terms that are commonly used in the tanker shipping industry and in this prospectus.

Annual survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Bareboat charter. Charter of a vessel under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a "demise charter" or a "time charter by demise."

Bunker. The fuel oil used to operate a vessel's engines and generators.

Charter. The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port.

Charterer. The company that hires a vessel.

Charterhire. A sum of money paid to the shipowner by a charterer under a charter for the use of a vessel.

Classification society. An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being "in-class."

Clean products. Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline, and diesel/gasoil.

Dirty products. Liquid products refined from crude oil, whose color is greater than 2.5 on the National Petroleum Association scale. Dirty products will usually require heating during the voyage as their viscosity or waxiness makes discharge difficult at ambient temperatures. Dirty products include fuel oil, Low Sulfur Waxy Residue (LSWR) and Carbon Black Feedstock (CBFS).

DnV. Det Norske Veritas, a Norwegian classification society.

Double hull. Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

Drydocking. The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 months.

Dwt. Deadweight ton. A unit of a vessel's capacity, for cargo, fuel oil, stores and crew, measured in metric ton units which is equal to 1,000 kilograms.

Gross ton. A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters.

Hull. Shell or body of a ship.

IMO. International Maritime Organization, a United Nations agency that issues international standards for shipping.

Lightering. To discharge a vessel offshore into a smaller vessel used to transport the cargo to the shore.

LOOP. The Louisiana Offshore Oil Port.

Newbuilding. A new vessel under construction or just completed.

Off hire. The period a vessel is unable to perform the services for which it is immediately required under a time charter. Off hire periods include days spent on repairs, drydocking and surveys, whether or not scheduled.

Glossary of Shipping Terms

OPA. The United States Oil Pollution Act of 1990.

OPEC. The Organization of the Petroleum Exporting Countries, is an international organization of 11 oil-exporting developing nations that coordinates and unifies the petroleum policies of its member countries.

Panamax tanker. A tanker of approximately 50,000 to 80,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Panama Canal.

P-MAX. A Product tanker designed by Stena and Concordia which has a wider body and a shallower draft than a conventional Product tanker. The P-MAX has two independent main engines in two completely separate engine rooms, double rudders and steering gear, two propellers and double control systems and a greater cargo capacity than a conventional Product tanker.

Petroleum products. Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Product tanker. A tanker designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals. The tanks are coated to prevent product contamination and hull corrosion. The ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and indemnity (or P&I) insurance. Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection against large financial loss to one member by contribution towards that loss by all members.

Scrapping. The disposal of old vessel tonnage by way of sale as scrap metal.

Special survey. The inspection of a vessel by a classification society surveyor that takes place every four to five years.

Spot market. The market for immediate chartering of a vessel, usually for single voyages.

Tanker. Ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals and liquefied gas.

TCE. Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel.

Time charter. Charter under which the shipowner is paid charterhire on a per day basis for a certain period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as off hire.

ULCC. Ultra large crude carrier; a tanker that is greater than 320,000 dwt in size.

Vessel operating expenses. The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as "voyage expenses." For a time charter, the shipowner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

VLCC. Very large crude carrier; a tanker ranging in size from 200,000 to 320,000 dwt.

V-MAX tanker. A VLCC designed by Stena and Concordia which has a wider body and a shallower draft than a conventional VLCC. The V-MAX tanker has two independent main engines in two completely separate engine rooms, double rudders and steering gear, two propellers and double control systems and a greater cargo capacity than a conventional VLCC.

Voyage expenses. Expenses incurred due to a vessel traveling to a destination, such as fuel cost and port fees.

Worldscale. "Worldscale" refers to the "New Worldwide Tanker Nominal Freight Scale," an index devised to allow comparison of freight rates for various size tanker routes. The index is jointly sponsored

Glossary of Shipping Terms

and issued by Worldscale Association (London) Limited and Worldscale Association (NYC) Inc. (together, the "Worldscale Association"). The "Worldscale Rate" for a particular route represents a voyage charter rate for a hypothetical 75,000 dwt tanker for a particular route, with Worldscale 100 representing the break-even cost for such a tanker on a particular route. The Worldscale Rate is not based on actual rates obtained in the market. The Worldscale Association publishes a book of Worldscale Rates for a hypothetical 75,000 dwt tanker on thousands of tanker routes. The Worldscale Rates are calculated in U.S.$ per ton of crude oil and are updated annually to account for changes in port charges and local fuel prices.

Worldscale Flat rate. Base rates expressed in U.S.$ per ton which apply to specific sea transportation routes, calculated to give the same return as Worldscale 100.

Worldscale points. The freight rate negotiated for spot voyages expressed as a percentage of the Worldscale Flat rate.

Arlington Tankers Ltd.

INDEX TO PREDECESSOR COMBINED CARVE-OUT FINANCIAL STATEMENTS

Audited
Report of Independent Registered Public Accounting Firm – KPMG Bohlins AB	F-2
Predecessor Combined Carve-out Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F-3
Predecessor Combined Carve-out Balance Sheets as of December 31, 2003 and 2002	F-4
Predecessor Combined Carve-out Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-5
Predecessor Combined Carve-out Statements of Changes in Combined Predecessor Equity for the years ended December 31, 2003, 2002 and 2001	F-6
Notes to the Predecessor Combined Carve-out Financial Statements	F-7
Unaudited
Interim Predecessor Combined Carve-out Statements of Operations for the six months ended June 30, 2004 and 2003	F-14
Interim Predecessor Combined Carve-out Balance Sheets as of June 30, 2004 and December 31, 2003	F-15
Interim Predecessor Combined Carve-out Statements of Cash Flows for the six months ended June 30, 2004 and 2003	F-16
Notes to the Interim Predecessor Combined Carve-out Financial Statements	F-17

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Arlington Tankers Ltd.:

We have audited the accompanying predecessor combined carve-out balance sheets of the predecessor to Arlington Tankers Ltd. and its subsidiaries as of December 31, 2003 and 2002, and the related predecessor combined carve-out statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These predecessor combined carve-out financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned predecessor combined carve-out financial statements present fairly, in all material respects, the financial position of the predecessor to Arlington Tankers Ltd. as of December 31, 2003 and 2002, and the results of their operations and their cash flows, in conformity with U.S. generally accepted accounting principles.

KPMG Bohlins AB

Stockholm, Sweden
October 20, 2004

/s/ Cronie Wallquist

Cronie Wallquist
Partner

ARLINGTON TANKERS LTD.
Predecessor Combined Carve-out Statements of Operations for the years ended
December 31, 2003, 2002 and 2001
(in thousands of $)

	Year ended December 31,
	2003	2002	2001
Operating revenues
Charter revenues	29,963	27,537	19,511
Commission to Stena	(375)	(344)	(244)
Commission to others	(750)	(689)	(754)
Total operating revenues, net	28,838	26,504	18,513
Operating expenses
Voyage expenses	—	10	1,604
Vessel operating expenses, other	5,995	5,529	4,498
Vessel operating expenses, Stena	191	167	117
Vessel operating expenses, Concordia	420	520	460
Depreciation	6,872	6,872	4,065
Administrative expenses	927	960	572
Total operating expenses	14,405	14,058	11,316
Operating income	14,433	12,446	7,197
Financial income (expenses)
Interest income	—	30	—
Interest expense, Concordia	(2,250)	(1,610)	(1,524)
Interest expense, other	(2,442)	(4,332)	(3,893)
Foreign currency exchange gain (loss)	(3,654)	(661)	157
Other financial items	(174)	(104)	(105)
Financial income (expenses), net	(8,520)	(6,677)	(5,365)
Net income	5,913	5,769	1,832

The accompanying Notes are an integral part of these
Predecessor Combined Carve-out Financial Statements

ARLINGTON TANKERS LTD.
Predecessor Combined Carve-out Balance Sheets as of
December 31, 2003 and 2002
(in thousands of $)

	December 31, 2003	December 31, 2002
ASSETS
Current assets
Cash	1,194	590
Other receivables	206	6
Prepaid expenses and accrued income	208	348
Total current assets	1,608	944
Newbuildings	36,185	0
Vessels, net	154,465	161,034
Deferred debt issuance cost	158	222
Total assets	192,416	162,200
LIABILITIES AND COMBINED PREDECESSOR EQUITY
Current liabilities
Amount due to Concordia	45,899	41,861
Accrued expenses	490	1,450
Other current liabilities	—	108
Total current liabilities	46,389	43,419
Long term liabilities
Long term debt	41,334	105,000
Amount due to Stena	29,185	—
Amount due to Concordia	52,622	4,008
Amount due to Fram	7,176	—
Total liabilities	176,706	152,427
Combined predecessor equity	15,710	9,773
Total liabilities and combined predecessor equity	192,416	162,200

The accompanying Notes are an integral part of these
Predecessor Combined Carve-out Financial Statements

ARLINGTON TANKERS LTD.
Predecessor Combined Carve-out Statements of Cash Flows for the years ended
December 31, 2003, 2002 and 2001
(in thousands of $)

	Year ended December 31,
	2003	2002	2001
Operating activities
Net income	5,913	5,769	1,832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,872	6,872	4,065
Unrealized exchange losses (gains)	3,654	661	(157)
Other non-cash items	64	64	32
Changes in operating assets and liabilities:
Other receivables	(200)	6	(12)
Prepaid expenses and accrued income	140	273	(627)
Accrued expenses and other current liabilities	(1,068)	(634)	1,465
Net cash provided by operating activities	15,375	13,011	6,598
Investing activities
Capital expenditures on vessels	(36,488)	(244)	(66,596)
Net cash used in investing activities	(36,488)	(244)	(66,596)
Financing activities
Proceeds from long term debt	—	105,000	72,305
Payment of long term debt	(63,666)	(116,666)	(41,540)
Increase (decrease) in amounts due to Stena and Concordia	78,183	(6,906)	35,604
Increase in amount due to Fram	7,176	—	—
Paid in capital	24	24	—
Net cash provided by (used in) financing activities	21,717	(18,548)	66,369
Net increase (decrease) in cash	604	(5,781)	6,371
Cash at beginning of year	590	6,371	—
Cash at end of year	1,194	590	6,371
Interest paid	5,905	6,104	7,747
Taxes paid	—	—	—

The accompanying Notes are an integral part of these
Predecessor Combined Carve-out Financial Statements

ARLINGTON TANKERS LTD.
Predecessor Combined Carve-out Statements of Changes Combined Predecessor Equity
for the years ended December 31, 2003, 2002 and 2001
(in thousands of $)

Combined Predecessor equity
Balance as of December 31, 2000	2,148
Net income	1,832
Balance as of December 31, 2001	3,980
Net income	5,769
New issuance of shares	24
Balance as of December 31, 2002	9,773
Net income	5,913
New issuance of shares	24
Balance as of December 31, 2003	15,710

The share capital of the companies that are included in these combined financial statements consists of 72,000 shares, 48,000 shares and 24,000 shares, as of December 31, 2003, 2002 and 2001, respectively, with a par value of $1.00 per share.

The accompanying Notes are an integral part of these
Predecessor Combined Carve-out Financial Statements

ARLINGTON TANKERS LTD.
Notes to the Predecessor Combined Carve-out Financial Statements
December 31, 2003, 2002 and 2001

1.    GENERAL

Arlington Tankers Ltd. (the "Company") was incorporated in Bermuda for the purpose of acquiring six tanker vessels (the "Vessels") as follows: two V-MAX VLCCs from two subsidiaries of Concordia Maritime AB ("Concordia") – CM V-Max I Limited and CM V-Max II Limited; two Panamax vessels from two companies owned 75% by Stena AB ("Stena") and 25% by Fram Shipping Co. Ltd ("Fram") – Panocean Ltd. and Panisland Ltd.; and two Product tankers from two subsidiaries of Stena – Oceanspirit Ltd. and Oceansong Ltd. (all such subsidiaries being collectively referred to as the "Vessel Subsidiaries"). The primary activity of each of the Vessel Subsidiaries is the ownership and operation of a vessel or activities related to vessel construction. These predecessor combined carve-out financial statements have been prepared to reflect the financial position and results of operations and cash flows of the Vessel Subsidiaries which own the Vessels to be acquired by the Company.

The following table sets out the details of the Vessel Subsidiaries included in these predecessor combined carve-out combined financial statements:

Name	Vessel	Country of Incorporation	First day of service
CM V-Max I Limited	Stena Vision	Bermuda	April 24, 2001
CM V-Max II Limited	Stena Victory	Bermuda	June 29, 2001
Panocean Ltd.	Stena Companion	Bermuda	January 18, 2004
Panisland Ltd.	Stena Compatriot	Bermuda	April 15, 2004
Oceanspirit Ltd.	Stena Concord	Bermuda	February 26, 2004
Oceansong Ltd.	Stena Consul	Bermuda	March 26, 2004

Stena AB and Concordia Maritime AB are affiliates. Stena is wholly-owned by members of the Sten A. Olsson family. Members of the Sten A. Olsson family also own, as of June 30, 2004, approximately 52% of the share capital of Concordia which represents approximately 73% of the voting rights of Concordia. Stena and Concordia are under common control. The Company is currently a jointly owned subsidiary of Stena and Concordia and as such the Company is under common control of these entities.

The Company has not commenced operations and has no assets or liabilities as of December 31, 2003.

2.    ACCOUNTING POLICIES

Basis of accounting

The predecessor combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States.

For the years ended December 31, 2003, 2002 and 2001, the predecessor combined carve-out financial statements presented herein have been carved out of the financial statements of Concordia and Stena. The predecessor combined carve-out financial statements include the assets and liabilities, the results of operations and cash flows of the Vessel Subsidiaries.

In the preparation of these predecessor combined carve-out financial statements, administrative expenses and certain indebtedness were not identifiable as relating solely to the Vessels. Administrative expenses consisting primarily of salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses were allocated based on the total number of vessels in the respective fleets of Concordia and Stena over the periods presented. In addition, a portion of the debt incurred by Concordia to finance the acquisition and operation by Concordia of its vessels has been allocated to the two Concordia Vessel Subsidiaries based on the size of the Concordia fleet over the periods. Management believes these allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. However, the financial position, results of operations and

ARLINGTON TANKERS LTD.
Notes to the Predecessor Combined Carve-out Financial Statements
December 31, 2003, 2002 and 2001

cash flows of the Company are not indicative of those that would have been achieved had the Company owned and operated the Vessels as an independent entity during the periods. In addition, the predecessor combined carve-out financial statements do not purport to be indicative of future financial position, results of operations or cash flows of the Company.

Management estimates that on a stand-alone basis administrative expenses will approximate $1,200,000 per year, which includes directors' fees and expenses, the salary and benefits of the Company's President, legal fees, fees of independent auditors and tax advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Revenue recognition

Revenues are generated from time charters and the spot market. Charter revenues are recorded over the term of the charter as service is provided. Probable losses on voyages are provided for in full at the time such losses can be estimated.

The Stena Victory and Stena Vision are currently operating under time charters with Sun International Ltd. ("SUN"). The time charter for the Stena Victory expires in September 2004 and the time charter for the Stena Vision expires in June 2004. The charterhire for the Stena Victory is based on a market rate calculation, subject to a maximum rate of $44,000 per day and a minimum rate of $36,000 per day. The charterhire for the Stena Vision is fixed at $40,250 per day.

Commissions

Commissions are paid to third parties in the same period as time charter revenues are recognized. Commissions are deducted from charter revenues.

Foreign currency

The functional currency of the Company and each of the Vessel Subsidiaries is the US dollar.

Monetary assets and liabilities denominated in foreign currencies are translated at the year end exchange rates. Exchange gains and loans on remeasurements of monetary assets and liabilities are included in the statement of operations.

Income taxes

There are no taxes on income in the jurisdictions in which the Vessel Subsidiaries are incorporated.

Because there are no taxes on income in Bermuda, the Company does not expect to be subject to taxes on its income.

Vessels, net

The cost of the Vessels is depreciated on a straight-line basis over 25 years.

Spare parts are stated at cost. The cost of spare parts is expensed at the time when the spare part is put in use.

Newbuildings

The carrying value of Vessels under construction represents the accumulated costs that the Company has incurred by way of purchase installments, other capital expenditures, capitalized loan interest, associated finance costs and certain other costs. No charge for depreciation is made until the Vessel is put into operation. All interest is capitalized until delivery.

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of the asset may no longer be

ARLINGTON TANKERS LTD.
Notes to the Predecessor Combined Carve-out Financial Statements
December 31, 2003, 2002 and 2001

appropriate. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset; including eventual disposition. If the future undiscounted net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and its fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less estimated costs to sell.

Deferred debt issuance cost

Debt issuance costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant debt. Amortization of debt issuance costs is included in interest expense.

Drydocking provisions

Normal Vessel repair and maintenance costs are charged to expense when incurred.

In the case of drydocking expenses, the Company uses a method that capitalizes dry docking costs as incurred and amortizes such costs as depreciation expense over the period to the next scheduled drydocking. The time between scheduled drydockings is 5 years.

Receivables

Receivables are recorded at their expected net realizable value.

Estimates and concentrations

The preparation of financial statements in accordance with generally accepted accounting principles in United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from such best estimates.

The Company operates in the shipping industry which historically has been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. Each of the aforementioned factors are important considerations associated with the Company's assessment of whether the carrying amount of its owned vessels are recoverable. The Company seeks to mitigate the effect of such factors by various means such as by obtaining long term charter contracts.

Fair value of financial instruments

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of fair values for all financial instruments, both on- and off-balance-sheet, for which it is practicable to estimate fair value. The Company estimates that there are no material variations between fair value and book value for its financial assets or liabilities as of December 31, 2003 and 2002.

Dividends

The Company intends to pay dividends denominated in U.S. dollars to the holders of its common shares in January, April, July and October of each year in amounts substantially equal to the charter hire received from the Charterers, less cash expenses and less any cash reserves established by our board of directors.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

In May, 2003, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of

ARLINGTON TANKERS LTD.
Notes to the Predecessor Combined Carve-out Financial Statements
December 31, 2003, 2002 and 2001

both Liabilities and Equity (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on our financial positions, results of operations or cash flows.

In January 2003, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 46, "Consideration of Variable Interest Entities" (FIN 46). This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected loses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities (SPEs). In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46R) which replaces FIN 46. We are required to apply FIN 46 or FIN 46R to VIEs created after January 31, 2003 by the end of the first reporting period that ends after December 15, 2003. We are required to apply FIN 46R to all entities no later than the first reporting period that ends after March 15, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46R also mandates new disclosures about VIEs. The adoption of FIN 46/46R will not materially effect our financial position, results of operations or cash flows.

In November 2002, the Emerging Issues Task Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item(s); and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair value. However, there may be cases in which there is objective and reliable evidence of fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 will not materially effect our financial positions, results of operations or cash flows.

ARLINGTON TANKERS LTD.
Notes to the Predecessor Combined Carve-out Financial Statements
December 31, 2003, 2002 and 2001

4.    CHARTER REVENUES

The minimum future revenues to be received by the Company under time charters in effect as of December 31, 2003 is $12.3 million, which represents the committed time charter income under the time charters in effect between the Concordia Vessel Subsidiaries and SUN through the earliest expiration of such time charters in May and August of 2004.

5.    OTHER RECEIVABLES

December 31, 2003	December 31, 2002
(in thousands of $)
206	6
206	6

Represents primarily costs rebilled to SUN in accordance with the time charters.

6.    NEWBUILDINGS

	December 31, 2003	December 31, 2002
	(in thousands of $)
Opening Balance	—	—
Investments	36,185	—
Closing Balance	36,185	—

Investments includes $1.6 million, $0.0 million and $3.1 million of capitalized interest and associated finance costs as of December 31, 2003, 2002 and 2001, respectively.

7.    VESSELS, NET

	December 31, 2003	December 31, 2002
	(in thousands of $)
Vessels
Cost	171,727	171,727
Accumulated depreciation	(17,809)	(10,937)
Net book value at end of year	153,918	160,790
Spare parts	547	244
Vessels, net	154,465	161,034

Depreciation expense was $6.9 million, $6.9 million and $4.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

There have been no drydocking costs capitalized through December 31, 2003.

8.    DEFERRED DEBT ISSUANCE COST

Deferred debt issuance cost represents debt arrangement fees that are capitalized and amortized on a straight-line basis to interest expense over the term of the relevant debt. Amortization is included in interest expense. The deferred charges relate to the portion of the Concordia financing arrangements that has been allocated to the Concordia Vessel Subsidiaries. Deferred debt issuance cost is comprised of the following amounts:

ARLINGTON TANKERS LTD.
Notes to the Predecessor Combined Carve-out Financial Statements
December 31, 2003, 2002 and 2001

	December 31, 2003	December 31, 2002
	(in thousands of $)
Debt arrangement fees	318	318
Accumulated amortization	(160)	(96)
Deferred debt issuance cost	158	222

9.    ACCRUED EXPENSES

	December 31, 2003	December 31, 2002
	(in thousands of $)
Operating expenses	268	600
Administrative expenses	18	106
Interest expense	204	744
	490	1,450

10.    DEBT

Long term debt consists of an allocated portion of amounts owed by Concordia under a revolving credit facility which have been allocated to the two Concordia Vessel Subsidiaries.

	December 31, 2003	December 31, 2002
	(in thousands of $)
Revolving Credit Facility (1)	41,334	105,000
Total debt	41,334	105,000

(1)	The loan is a revolving credit facility that bears interest at LIBOR for US dollar loans plus 1.375% per annum. The revolving credit facility matures on December 31, 2005 and the advances from the facility are issued and repaid on a short term basis. The interest is payable on a monthly, quarterly or bi-annual basis as elected by the Company. The loan is guaranteed by Concordia and is secured by first priority mortgages over the Stena Vision and the Stena Victory, assignments of insurances and the Company's rights under the time charters for the Vessels.

11.    AMOUNT DUE TO STENA AND CONCORDIA

The amount due to Stena and Concordia represents unsecured intercompany balances between each of the Vessel Subsidiaries and Concordia or Stena, as applicable, as follows:

(i)	advances from Stena in the amount of $29.2 million to pay purchase installments and other costs associated with newbuildings. The intercompany balance bears interest at the rate of LIBOR plus 2.5% and is denominated in U.S. dollar. There is no fixed term of repayment.

(ii)	advances from Concordia in the amount of $52.6 million to pay purchase installments and other costs associated with the Vessels owned by the Concordia Vessel Subsidiaries. The intercompany balance bears interest at the maximum interest rate published yearly by the Swiss Federal Tax Administration for inter-company loans, i.e. 4.5% per annum for 2003, 6.25% in 2002 and 6.5% in 2001, and is denominated in Swiss Francs. There is no fixed term of repayment.

ARLINGTON TANKERS LTD.
Notes to the Predecessor Combined Carve-out Financial Statements
December 31, 2003, 2002 and 2001

(iii)	amounts advanced to the Concordia Vessel Subsidiaries from a cash pool maintained by Concordia and its subsidiaries. The Concordia Vessel Subsidiaries use the cash pool as an overdraft facility and the advance as of December 31, 2003 and 2002 was $45.9 million and $41.9 million, respectively. Advances bear interest at a bank base rate plus 1.375% and is denominated in U.S. dollar.

12.    AMOUNT DUE TO FRAM

The unsecured loan is from Fram Shipping Co. Ltd., Bermuda and bears interest at three months LIBOR plus 2.5% and is denominated in U.S. dollar. There is no fixed term of repayment.

13.    COMMITMENTS AND CONTINGENCIES

	December 31, 2003	December 31, 2002
	(in thousands of $)
Ship mortgages	153,918	160,790

Ship mortgages represent mortgages on the Stena Vision and Stena Victory as collateral for amounts outstanding under the revolving credit facility with a maturity date of December 31, 2005.

As of December 31, 2003, a total of 4 vessels are included as newbuildings, see note 6. The total contract amount for these vessels amounts to $130.7 million. Yard payments of $34.6 million had been made in respect of these contracts.

14.    RELATED PARTY TRANSACTIONS

Stena

Stena has provided commercial management services for the two V-MAX Vessels for SEK50,000 per Vessel per month plus 1.25% of the time charter revenues of each vessel. The noon buying rate for Swedish kronors in New York City on August 4, 2004 published by the U.S. Federal Reserve Bank of New York was SEK7.634 to $1.00.

Stena has provided insurance services for the two V-MAX Vessels for $20,000 per year per vessel.

Concordia

Concordia charges the Company a fee for various administrative services. This fee was $0.4 million, $0.5 million and $0.5 million per year in 2003, 2002 and 2001, respectively.

15.    SUBSEQUENT EVENTS

In May 2004 the charters for the two V-MAX Vessels with SUN were extended for three years under revised terms.

The two Panamax vessels were delivered in January 2004 and April 2004. The two Product tankers were delivered in February 2004 and March 2004.

The Company issued 12,000 founder shares upon its formation in September 2004. The founder shares have no right to dividends, but share equally with the common shares (on a pro rata basis) upon our liquidation or dissolution.

ARLINGTON TANKERS LTD.
Unaudited Interim Predecessor Combined Carve-out Statements of Operations
for the six months ended June 30, 2004 and 2003
(in thousands of $)

	Six months ended June 30, 2004	Six months ended June 30, 2003
Operating revenues
Charter revenues	24,262	15,249
Commission to Stena	(246)	(191)
Commission to others	(512)	(381)
Total operating revenues, net	23,504	14,677

Operating expenses
Vessel operating expenses, other	5,066	3,242
Vessel operating expenses, Stena	776	26
Vessel operating expenses, Concordia	198	260
Depreciation	5,171	3,436
Administrative expenses	501	440
Total operating expenses	11,712	7,404

Operating income	11,792	7,273
Financial income (expenses)
Interest income	15	1
Interest expense, Stena	(1,453)	—
Interest expense, Concordia	(654)	(91)
Interest expense, Fram	(72)	—
Interest expense, other	(1,582)	(2,740)
Foreign currency exchange gain (loss)	—	(123)
Other financial items	(247)	–
Financial income (expenses), net	(3,993)	(2,953)
Net income	7,799	4,320

The accompanying Notes are an integral part of these
Unaudited Interim Predecessor Combined Carve-out Financial Statements

ARLINGTON TANKERS LTD.
Unaudited Interim Predecessor Combined Carve-out Balance Sheets as of
June 30, 2004 and December 31, 2003
(in thousands of $)

	June 30, 2004	December 31, 2003
ASSETS
Current assets
Cash	1,280	1,194
Other receivables	2,483	206
Prepaid expenses and accrued income	422	208
Total current assets	4,185	1,608

Newbuildings	—	36,185
Vessels, net	286,859	154,465
Deferred debt issuance cost	963	158
Total assets	292,007	192,416

LIABILITIES AND COMBINED PREDECESSOR EQUITY
Current liabilities
Amount due to Stena	550	—
Amount due to Concordia	14,591	45,899
Current portion of long term debt	7,800	—
Accrued expenses	2,891	490
Total current liabilities	25,832	46,389

Long term liabilities
Long term debt	138,200	41,334
Amount due to Stena	21,539	29,185
Amount due to Concordia	41,427	52,622
Amount due to Fram	3,500	7,176
Total liabilities	230,498	176,706

Combined predecessor equity	61,509	15,710
Total liabilities and combined predecessor equity	292,007	192,416

The accompanying Notes are an integral part of these Unaudited
Interim Predecessor Combined Carve-out Financial Statements

ARLINGTON TANKERS LTD.
Unaudited Interim Predecessor Combined Carve-out Statements of Cash Flows
for the six months ended June 30, 2004 and 2003
(in thousands of $)

	Six months ended June 30, 2004	Six months ended June 30, 2003
Operating activities
Net income	7,799	4,320
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,171	3,436
Unrealized exchange losses (gains)	—	123
Other non-cash items	175	32
Changes in operating assets and liabilities:
Other receivables	(2,277)	(155)
Prepaid expenses and accrued income	(214)	286
Accrued expenses and other current liabilities	2,401	(7)
Net cash provided by operating activities	13,055	8,035

Investing activities
Capital expenditure on vessels	(101,380)	(16,621)
Increase in debt issuance cost	(980)	—
Net cash used in investing activities	(102,360)	(16,621)

Financing activities
Proceeds from long term debt	104,666	—
Payment of long term debt	—	(47,667)
Increase (decrease) in amounts due to Stena and Concordia	(49,599)	52,820
Decrease (increase) in amount due to Fram	(3,676)	3,915
Shareholder's contribution	38,000	—
Net cash provided by (used in) financing activities	89,391	9,068
Net increase in cash	86	482
Cash and at beginning of period	1,194	590
Cash at end of period	1,280	1,072
Interest paid	3,761	2,831
Taxes paid	—	—

The accompanying Notes are an integral part of these
Interim Predecessor Combined Carve-out Financial Statements

ARLINGTON TANKERS LTD.
Notes to the Unaudited Interim Predecessor Combined
Carve-out Financial Statements
June 30, 2004 and 2003

1.    Basis of accounting

For the six months ended June 30, 2004 and 2003, the unaudited interim predecessor combined carve-out financial statements presented herein have been carved out of the financial statements of Concordia and Stena. The predecessor combined carve-out financial statements include the assets and liabilities, the results of operations and cash flows of the Vessel Subsidiaries.

In the preparation of these predecessor combined carve-out financial statements, administrative expenses and certain indebtedness were not identifiable as relating solely to the Vessels. Administrative expenses consisting primarily of salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses were allocated based on the total number of vessels in the respective fleets of Concordia and Stena over the periods presented. In addition, a portion of the debt incurred by Concordia to finance the acquisition and operation by Concordia of its vessels has been allocated to the two Concordia Vessel Subsidiaries based on the size of the Concordia fleet over the periods. Management believes these allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. However, the financial position, results of operations and cash flows of the Company are not indicative of those that would have been achieved had the Company owned and operated the Vessels as an independent entity during the periods. In addition, the predecessor combined carve-out financial statements do not purport to be indicative of future financial position, results of operations or cash flows of the Company.

Management estimates that on a stand-alone basis administrative expenses will approximate $1,200,000 per year ($300,000 per quarter), which includes directors' fees and expenses, the salary and benefits of the Company's President, legal fees, fees of independent auditors and tax advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

The unaudited interim predecessor combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles in the United States for annual financial statements. The unaudited interim predecessor combined carve-out financial statements include all adjustments, consisting only of normal recurring adjustments, that management of the Company believes are necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented.

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.    Long term debt

Two of the Stena Vessel Subsidiaries, Panisland Ltd. and Panocean Ltd., entered into a loan agreement with Nordea Bank Sverige AB (agent), The Export-Import Bank of China and Crédit Agricole Indosuez as lenders under a $58 million credit facility. Borrowings under this credit facility are secured by mortgages on the Stena Compatriot and the Stena Companion, bears interest at LIBOR plus 1.25% and is repayable in 16 semi-annual installments with a final payment at maturity in January 2012. The loans are guaranteed by Stena and Fram. The Stena Companion was delivered during the first quarter of 2004 and $29 million was drawn down from this facility. The Stena Compatriot was delivered in April 2004 and the remaining $29 million was drawn from the facility.

Two other Stena Vessel Subsidiaries, Oceanspirit Ltd. and Oceansong Ltd., entered into a loan agreement with Skandinaviska Enskilda Banken AB (publ) as lenders under a $53 million credit facility. Borrowings

ARLINGTON TANKERS LTD.
Notes to the Unaudited Interim Predecessor Combined
Carve-out Financial Statements
June 30, 2004 and 2003 (Continued)

under this credit facility are secured by mortgages on the Stena Concord and the Stena Consul, bears interest at LIBOR plus 0.875% and is repayable in 15 semi-annual installments with a final payment at maturity in December 2011. The loan is guaranteed by Stena. In June 2004 $53 million was drawn down from this facility.

3.    Combined predecessor equity

Combined predecessor equity

Balance as of December 31, 2003	15,710
Shareholders' contribution	38,000
Net income	7,799
Balance as of June 30, 2004	61,509

A shareholders contribution of $19 million was received on April 1, 2004, by each of CM V-Max I Limited. and CM V-Max II Limited.

4.    Commitments and Contingencies

	June 30, 2004	December 31, 2003
	(in thousands of $)
Ship mortgages	286,319	153,918

The increase in ship mortgages represents partly a mortgage on the Stena Companion and the Stena Compatriot as collateral for borrowings under a secured credit agreement with Panocean Ltd. and Panisland Ltd., with a maturity date of January 2012 and partly a mortgage on the Stena Concord and Stena Consul for borrowings under a secured credit agreement with Oceanspirit Ltd. and Oceansong Ltd. with a maturity date of December 2011.

5.    Subsequent Events

The Company issued 12,000 founder shares upon its formation in September 2004. The founder shares have no right to dividends, but share equally with the common shares (on a pro rata basis) upon our liquidation or dissolution.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. The waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty. Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in the bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these right do not extend to his or her fraud or dishonesty.

Section 98 of the Companies Act 1981 provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law otherwise would be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act 1981.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Item 7.    Recent Sales of Unregistered Securities.

Not applicable.

Item 8.    Exhibits and Financial Statement Schedules

(a)    Exhibits.

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
3.1	Memorandum of Association of Arlington Tankers Ltd.*
3.2	Bye-laws of Arlington Tankers Ltd.*
4.1	Form of Common Share Certificate of Arlington Tankers Ltd.
4.2	Form of Registration Rights Agreement.*
5.1	Opinion of Conyers Dill & Pearman regarding Bermuda law.
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding U.S. tax matters.
8.2	Opinion of Conyers Dill & Pearman regarding Bermuda tax matters.
10.1	US$135,000,000 Secured Loan Facility Agreement.
10.2.1	Memorandum of Agreement for sale of Stena Companion.*
10.2.2	Memorandum of Agreement for sale of Stena Compatriot.*
10.2.3	Memorandum of Agreement for sale of Stena Concord.*
10.2.4	Memorandum of Agreement for sale of Stena Consul.*

Exhibit Number	Description
10.2.5	Memorandum of Agreement for sale of Stena Victory.*
10.2.6	Memorandum of Agreement for sale of Stena Vision.*
10.3.1	Time Charter Party for Stena Companion.*
10.3.2	Time Charter Party for Stena Compatriot.*
10.3.3	Time Charter Party for Stena Concord.*
10.3.4	Time Charter Party for Stena Consul.*
10.3.5	Time Charter Party for Stena Victory.*
10.3.6	Time Charter Party for Stena Vision.*
10.4.1	Ship Management Agreement for Stena Companion.*
10.4.2	Ship Management Agreement for Stena Compatriot.*
10.4.3	Ship Management Agreement for Stena Concord.*
10.4.4	Ship Management Agreement for Stena Consul.*
10.4.5	Ship Management Agreement for Stena Victory.*
10.4.6	Ship Management Agreement for Stena Vision.*
10.5.1	Stena Guaranty of Time Charter for Stena Companion.*
10.5.2	Stena Guaranty of Time Charter for Stena Compatriot.*
10.5.3	Stena Guaranty of Time Charter for Stena Concord.*
10.5.4	Stena Guaranty of Time Charter for Stena Consul.*
10.5.5	Concordia Guaranty of Time Charter for Stena Victory.*
10.5.6	Concordia Guaranty of Time Charter for Stena Vision.*
10.6.1	Stena Standby Charter Agreement for Stena Victory.*
10.6.2	Stena Standby Charter Agreement for Stena Vision.*
10.7.1	Stena Guaranty of Off-Hire and Replacement of Ship Manager for Stena Companion.*
10.7.2	Stena Guaranty of Off-Hire and Replacement of Ship Manager for Stena Compatriot.*
10.7.3	Stena Guaranty of Off-Hire and Replacement of Ship Manager for Stena Concord.*
10.7.4	Stena Guaranty of Off-Hire and Replacement of Ship Manager for Stena Consul.*
10.7.5	Stena Guaranty of Off-Hire and Replacement of Ship Manager for Stena Victory.*
10.7.6	Stena Guaranty of Off-Hire and Replacement of Ship Manager for Stena Vision.*
10.8.1	Arlington Guaranty of Time Charter for Stena Companion.*
10.8.2	Arlington Guaranty of Time Charter for Stena Compatriot.*
10.8.3	Arlington Guaranty of Time Charter for Stena Concord.*
10.8.4	Arlington Guaranty of Time Charter for Stena Consul.*
10.8.5	Arlington Guaranty of Time Charter for Stena Victory.*
10.8.6	Arlington Guaranty of Time Charter for Stena Vision.*
10.9.1	Arlington Guaranty of Ship Management Agreement for Stena Companion.*
10.9.2	Arlington Guaranty of Ship Management Agreement for Stena Compatriot.*
10.9.3	Arlington Guaranty of Ship Management Agreement for Stena Concord.*

Exhibit Number	Description
10.9.4	Arlington Guaranty of Ship Management Agreement for Stena Consul.*
10.9.5	Arlington Guaranty of Ship Management Agreement for Stena Victory.*
10.9.6	Arlington Guaranty of Ship Management Agreement for Stena Vision.*
21.1	List of Subsidiaries.*
23.1	Consent of KPMG Bohlins.
23.2	Consent of Conyers Dill & Pearman (inluded in their opinion filed as Exhibit 5.1).
23.3	Consent of Lorentzen and Stemoco AS.
24.1	Powers of Attorney (included on the signature page).*

*	Previously filed.

(b)    Financial Statement Schedules.

None.

Item 9.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to its registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Bermuda, on the 2nd day of November, 2004.

ARLINGTON TANKERS LTD.
By:	/s/ Arthur L. Regan
Name: Arthur L. Regan Title: President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registrant's registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arthur L. Regan	President and Chief Executive Officer (Principal Executive Officer)	November 2, 2004

Arthur L. Regan

*	Chief Financial Officer (Principal Financial and Accounting Officer)	November 2, 2004

Tara Leonard Railton

*	Director	November 2, 2004

Michael K. Drayton

*	Director	November 2, 2004

E. Grant Gibbons

*	Director	November 2, 2004

Stephen O. Jaeger

*	Authorized Representative in the United States	November 2, 2004

Donald Puglisi

*By /s/ Arthur L. Regan	Attorney-in-fact	November 2, 2004

Arthur L. Regan